FREEPORT-McMoRAN
COPPER & GOLD


10010395

PROVEN PERFORMANCE
SHINING FUTURE

FREEPORT-McMoRan COPPER & GOLD INC. Annual Report 2009

FREEPORT-McMoRan COPPER & GOLD INC.

Freeport-McMoRan Copper & Gold Inc. (FCX) is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world's largest producer of molybdenum.

FCX's portfolio of assets includes the Grasberg minerals district, the world's largest copper and gold mine in terms of recoverable reserves; significant mining operations in the Americas, including the large-scale Morenci and Safford minerals districts in North America and the Cerro Verde and El Abra operations in South America; and the Tenke Fungurume minerals district in the Democratic Republic of Congo. Additional information about FCX is available on FCX's web site at www.fcx.com.

SUMMARY FINANCIAL HIGHLIGHTS

Years Ended December 31,	2009	2008	2007	2006	2005
(In Millions, Except Per Share Amounts)					
Revenues	$ 15,040	$ 17,796	$ 16,939	$ 5,791	$ 4,179
Operating income (loss)	6,503	(12,710)[+]	6,555	2,869	2,177
Operating cash flows	4,397	3,370	6,225	1,866	1,552
Capital expenditures	1,587	2,708	1,755	251	143
Net income (loss) attributable to FCX common stockholders	2,527	(11,341)[+]	2,769	1,396	935
Diluted net income (loss) per common share	5.86	(29.72)[+]	7.50	6.63	4.67
Dividends paid per common share	—	1.81	1.25	4.75	2.50
At December 31:					
Cash and cash equivalents	2,656	872	1,626	907	764
Total assets	25,996	23,353	40,661	5,390	5,550
Total debt, including current portion and short-term borrowings	6,346	7,351	7,211	680	1,256
Total FCX stockholders' equity	9,119	5,773	18,234	2,445	1,843

[+] Includes charges totaling $17.7 billion ($13.2 billion to net loss attributable to FCX common stockholders or $34.47 per share) associated with asset impairment, lower of cost or market inventory adjustments, restructuring and other charges. See page 14 for further discussion.


Operating Cash Flows
$ in billions
4.5
3.5
2.5
1.5
0.5
2008
2009


Capital Expenditures
$ in billions
3.0
2.5
2.0
1.5
1.0
0.5
2008
2009


Cash Balance
$ in billions
3.0
2.5
2.0
1.5
1.0
0.5
2008
2009


Total Debt
$ in billions
8.0
6.0
4.0
2.0
2008
2009



The theme of this year's annual report, "Proven Performance – Shining Future," captures the demonstrated performance of our team and the optimism we have for the long-term future of our business and the values of our assets.

Table of Contents

MAJOR MINE OPERATIONS & DEVELOPMENT PROJECTS



1
2
3
4
5
6
7
8
Locations
Copper (Cu)
Gold (Au)
Molybdenum (Mo)
Cobalt (Co)
1 Morenci, Arizona
Sierrita, Arizona
Bagdad, Arizona
Safford, Arizona
Miami, Arizona
2 Henderson, Colorado
3 Tyrone, New Mexico
4 Cerro Verde, Peru
5 El Abra, Chile
6 Candelaria / Ojos del Salado, Chile
7 Tenke Fungurume, Democratic Republic of Congo
8 Grasberg, Indonesia

North America

Reserves at 12/31/09

Cu 27.7 billion lbs
Mo 2.1 billion lbs

2009 Sales

Cu 1.2 billion lbs
Mo 58.1 million lbs+

South America

Reserves at 12/31/09

Cu 34.0 billion lbs
Au 1.5 million ozs
Mo 0.5 billion lbs

2009 Sales

Cu 1.4 billion lbs
Au 0.1 million ozs

Indonesia

Reserves at 12/31/09

Cu 34.1 billion lbs
Au 35.5 million ozs

2009 Sales

Cu 1.4 billion lbs
Au 2.5 million ozs

Africa

Reserves at 12/31/09

Cu 8.4 billion lbs
Co 0.8 billion lbs

2009 Sales

Cu 0.1 billion lbs

Consolidated Totals

Reserves at 12/31/09

Cu 104.2 billion lbs
Au 37.2 million ozs
Mo 2.6 billion lbs
Co 0.8 billion lbs

2009 Sales

Cu 4.1 billion lbs
Au 2.6 million ozs
Mo 58.1 million lbs+

+ Includes sales of molybdenum produced as a by-product at FCX's North and South America copper mines.

TO OUR SHAREHOLDERS

The year 2009 was one of extraordinary accomplishments for our Company. In the face of the worst economic crisis since the 1930s, our global team responded in an aggressive fashion to offset the impact of low copper and molybdenum prices, to strengthen our financial position and to preserve our future growth options.

Weak market conditions, which began in late 2008, required us to make difficult but necessary decisions to enable us to manage volatile conditions and position us for a bright future for our Company. The theme of this year's annual report, "Proven Performance — Shining Future," captures the demonstrated performance of our team and the optimism we have for the long-term future of our business and the values of our assets.

We are pleased to report the successful execution of our operating plans during 2009. We exceeded our production targets for both copper and gold and achieved significant reductions in our cost structure. Our Grasberg operations in Indonesia, one of the world's largest and best performing copper and gold mines, once again demonstrated its strength — achieving multiple operating and financial records. Our North America operations successfully executed major initiatives to reduce costs to maintain profitability under weak market conditions. Our teams in South America were successful in implementing a number of cost reduction initiatives and efficiency improvements. In Africa, we completed construction of one of the world's most modern copper and cobalt mining facilities, which is expected to be a source of high-grade ore and low-cost production for decades to come.

We were also successful in adding to our reserves, continuing an important accomplishment of our team over an extended period of time. At December 31, 2009, our estimated total proven and probable reserves approximated 104 billion pounds of copper, 37 million ounces of gold and 2.6 billion pounds of molybdenum. At current production levels, we have more than a 25-year reserve life and are optimistic that we will continue to be successful in adding to our reserves in the future. Exploration will continue to be a key feature of our Company and a driver of our future plans.

Mining revenues from copper sales approximated 75 percent of our total 2009 revenues. During 2009, copper was one of the best performing metals, with its price rising over 150 percent, as strong demand from China and limited supply offset weak conditions in the developed economies of the United States, Europe and Japan. The future of copper is bright,



We have always recognized that the Grasberg mine (pictured above) would be our cornerstone asset during times of low commodity prices.

We are pleased to report the successful execution of our operating plans during 2009. We exceeded our production targets for both copper and gold, achieved significant reductions in our cost structure and enhanced our financial flexibility.

Consolidated Site Production & Delivery Costs
$ per lb. of copper


1.75
1.25
0.75
0.25
2008
2009

Consolidated Unit Net Cash Costs+
$ per lb. of copper


1.25
1.00
0.75
0.50
0.25
2008
2009

\+ *Net of by-product credits and excluding Africa mining*

During 2009, copper was one of the best performing metals, with its price rising over 150 percent, as strong demand from China and limited supply offset weak conditions in the developed economies of the United States, Europe and Japan.

LME Copper Price
$ per lb.



Copper Price
3.50
3.00
2.50
2.00
1.50
1.00
0.50
DEC 2008
APR 2009
SEP 2009
DEC 2009
FEB 2010

-- 2009 Average Price of Copper

Total Debt
$ in billions



20
15
10
5
2007+
Year End 2009

+ At time of the Phelps Dodge acquisition (March 2007)



In 2009, we resumed construction activities associated with the development of the sulfide ore deposit at El Abra (pictured above) in Chile. This project will extend the mine life by over 10 years.

underpinned by limited new supply, the depletion of currently producing mines, the important role of copper in the development of emerging economies' infrastructure and the fundamental requirements in the world's developed economies. We are in a strong position as one of the world's largest copper producers to benefit from the very favorable fundamentals of the copper marketplace.

We generated strong financial results in 2009, which enabled us to strengthen our financial position and enhance our liquidity. We repaid $1 billion in debt during the year, reducing our $17.6 billion of debt at our 2007 acquisition of Phelps Dodge by a cumulative $11 billion.

As we progress, we are preparing for eventual improvement in conditions in the world's developed economies, which will be highly favorable to the demand for our products. We have an attractive portfolio of potential investment opportunities within our existing asset base and are prepared to move forward as market conditions warrant.

With current copper prices above $3 per pound, gold prices above $1,000 per ounce and molybdenum prices over $15 per pound, we would generate significant cash flows. We will continue to invest in attractive growth projects and maintain our strong balance sheet.

Our environmental management and community development programs are important to our success. We will continue to invest in the communities where we operate and aggressively manage to mitigate the environmental impacts of our operations.

The safety of our workforce is our highest priority. Our programs are designed to achieve a safe environment for all our workers. Our comprehensive Working Toward Sustainable Development report, which is available on our web site, reflects a strong commitment to our sustainability programs.

We congratulate and express our appreciation to our entire organization for their extraordinary accomplishments during the year. Their enthusiasm and perseverance during challenging times is a testament to their dedication and positive spirit. We appreciate the wise counsel of our Board of Directors, whose support has guided us through challenging market conditions. All of us working together have achieved the "Proven Performance" reflected in our annual report and have made possible the "Shining Future" for our Company and our shareholders.





James R. Moffett
Chairman of the Board

Richard C. Adkerson
President and
Chief Executive Officer

March 19, 2010

The Tenke Fungurume Mining processing plant in the Democratic Republic of Congo was completed in the first half of 2009.




WEIGHT 1500 lbs. LIFT CAPACITY 8050 lbs.

Copper cathode production at Morenci, Arizona

At current copper prices above $3 per pound, gold prices above $1,000 per ounce and molybdenum prices over $15 per pound, we would generate significant cash flows. We will continue to invest in attractive growth projects and maintain our strong balance sheet.

OPERATIONAL OVERVIEW

North America

Freeport-McMoRan Copper & Gold Inc. (FCX) leads the metals industry in North America in the production of copper and molybdenum. FCX operates six open-pit copper mines in the United States (Morenci, Sierrita, Bagdad, Safford and Miami in Arizona and Tyrone in New Mexico). FCX conducts molybdenum mining operations at the Henderson underground mine in Colorado, in addition to sales of by-product molybdenum from Sierrita and Bagdad. Consolidated copper sales in North America totaled 1.2 billion pounds at an average realized price of $2.38 per pound in 2009, compared to 1.4 billion pounds at an average realized price of $3.07 per pound in 2008. Consolidated molybdenum sales from the Henderson primary molybdenum mine and by-product molybdenum from copper mines totaled 58 million pounds at an average realized price of $12.36 per pound in 2009, compared to 71 million pounds at an average realized price of $30.55 per pound in 2008. FCX operated at reduced rates at certain of its North America copper mines and its molybdenum mine in 2009 in response to market conditions and reduced demand in the Western world.

FCX expects 2010 sales from North America copper mines to approximate 1.0 billion pounds of copper, reflecting the impact of reduced 2009 mining activities on 2010 leaching operations, and molybdenum sales from its mines to approximate 60 million pounds in 2010.

North America unit net cash costs, including molybdenum credits, averaged $1.11 per pound in 2009, compared with $1.33 per pound in 2008. North America unit net cash costs were lower in 2009 primarily because of cost reduction and efficiency efforts, including the impact of lower operating rates and reduced input costs, primarily for energy. Additionally, molybdenum by-product credits were significantly lower because of lower molybdenum prices and lower sales volumes during 2009. Based on current operating plans and assuming achievement of current sales estimates, an average molybdenum price of $12 per pound for 2010 and estimates for commodity-based input costs, FCX estimates that average unit net cash costs, including molybdenum credits, for its North America copper mines would approximate $1.23 per pound of copper in 2010.

In October 2009, FCX announced initiatives to resume limited mining activities at the Miami mine in Arizona. FCX is also initiating activities to restart the Morenci mill, which was shut down in February 2009, to process available sulfide material currently being mined. In December 2009, FCX purchased property adjacent to its Sierrita operations, which includes the Twin Buttes copper mine that ceased operations in 1994. The purchase provides significant synergies in the Sierrita minerals district, including the potential for expanded mining activities and access to material that can be used for Sierrita tailings and stockpile reclamation purposes.

South America

FCX operates four copper mines in South America – Cerro Verde in Peru and Candelaria, Ojos del Salado and El Abra in Chile. South America consolidated copper sales totaled 1.4 billion pounds at an average realized price of $2.70 per pound in 2009, compared to 1.5 billion pounds at an average realized price of $2.57 per pound in 2008.





Morenci Mine, Arizona (above)
Cerro Verde Concentrating Facilities, Peru (left)

North America
Unit Net Cash Costs
$ per lb. of copper


1.50
1.25
1.00
0.75
0.50
0.25
2008
2009

South America
Unit Net Cash Costs
$ per lb. of copper


1.25
1.00
0.75
0.50
0.25
2008
2009

PT Freeport Indonesia is pursuing several capital projects in the Grasberg minerals district, including development of the large-scale, high-grade underground ore bodies located beneath and adjacent to the Grasberg open pit. These projects include continued development of the Common Infrastructure project, the Grasberg Block Cave and the Big Gossan underground mines, and future development of the Deep Mill Level Zone underground mine.

Indonesia
Unit Net Cash Costs
$ per lb. of copper



1.00
0.75
0.50
0.25
-0.25
-0.50
2008
2009

Grasberg Mine, Indonesia



For 2010, FCX expects South America sales to approximate 1.3 billion pounds of copper and 100,000 ounces of gold. South America unit net cash costs, including by-product credits (gold and molybdenum) averaged $1.12 per pound in 2009 and $1.14 per pound in 2008. South America unit net cash costs were slightly lower in 2009 because of lower input costs, primarily for energy.

Assuming achievement of current sales estimates and estimates for commodity-based input costs, FCX estimates that average unit net cash costs, including gold and molybdenum credits, for its South America copper mines would approximate $1.20 per pound of copper in 2010.

FCX has resumed construction activities associated with the development of a large sulfide ore deposit at El Abra. The project, which was deferred in late 2008 as a result of market conditions, will extend El Abra's mine life by over 10 years. FCX has also commenced a project to optimize throughput at the existing Cerro Verde concentrator, which is designed to add 30 million pounds of additional copper production per year by increasing mill throughput from 108,000 metric tons of ore per day to 120,000 metric tons of ore per day.

Indonesia

FCX operates the world's largest single reserve of both copper and gold through its subsidiary, PT Freeport Indonesia, in the Grasberg minerals district in Papua, Indonesia. For 2009, consolidated sales from FCX's Indonesia operations totaled 1.4 billion pounds of copper at an average realized price of $2.65 per pound and 2.5 million ounces of gold at an average realized price of $994 per ounce. For 2008, consolidated sales totaled 1.1 billion pounds of copper at an average realized price of $2.36 per pound and 1.2 million ounces of gold at an average realized price of $861 per ounce. Production and sales volumes were significantly higher in 2009 because of sequencing in mining areas with varying ore grades, which resulted in mining higher grade sections of the Grasberg open pit during 2009. FCX expects Indonesia sales to approximate 1.2 billion pounds of copper and 1.7 million ounces of gold in 2010, as production transitions to a lower grade section of the Grasberg open pit.

PT Freeport Indonesia unit net cash costs, including gold and silver credits, averaged a net credit of $0.49 per pound of copper in 2009, compared with a net cost of $0.96 per pound in 2008. The lower unit net cash costs in 2009 primarily reflected higher gold credits resulting from higher gold sales volumes and prices, as well as significantly higher copper sales volumes and lower commodity-based input costs. Assuming achievement of current 2010 sales volumes estimates, average gold prices of $1,100 per ounce in 2010 and current estimates for energy costs, currency exchange rates and other cost factors, FCX estimates that average unit net costs for PT Freeport Indonesia would approximate $0.21 per pound of copper in 2010. Unit net cash costs are expected to be higher in 2010 than the prior year primarily because of lower projected sales volumes and higher commodity-based input costs.

PT Freeport Indonesia is pursuing several capital projects in the Grasberg minerals district, including development of the large-scale, high-grade underground ore bodies located beneath and adjacent to the Grasberg open pit. These projects include continued development of the Common Infrastructure project, the Grasberg Block Cave and the Big Gossan underground mines, and future development of the Deep Mill Level Zone underground mine.

The Tenke Fungurume mining operations in the Democratic Republic of Congo achieved targeted copper production rates in September 2009. The Tenke Fungurume minerals district in the highly prospective African copper belt offers exciting exploration potential.

Copper Reserve Breakdown



- 33% Indonesia
- 33% South America
- 26% North America
- 8% Africa



Tenke Fungurume Mining Processing Plant, Democratic Republic of Congo

Africa

FCX holds concessions in the Katanga province of the Democratic Republic of Congo (DRC) and is the operator of the project. Construction activities on the approximately $2 billion initial development project at Tenke Fungurume are complete, and production of copper has commenced. Start-up issues continue to be addressed in the cobalt circuit, and sustained targeted production rates are expected to be reached during 2010. Current operations are designed to produce approximately 250 million pounds of copper and 18 million pounds of cobalt per year. Copper cathodes were first produced in March 2009, and the operation achieved targeted copper production rates in September 2009. Copper sales totaled 130 million pounds in 2009 at an average realized price of $2.85 per pound. FCX expects Tenke Fungurume sales to approximate 240 million pounds of copper and more than 20 million pounds of cobalt in 2010.

The initial development project was designed and constructed in world-class fashion, using leading-edge technology and following international best practice standards for environmental management, occupational safety and social responsibility.

FCX commenced a feasibility study in late 2009 to evaluate a second phase of the project, which would include optimizing the current plant and potentially increasing capacity.

FCX is engaged in drilling activities, exploration analyses and metallurgical testing to evaluate the potential of this highly prospective district at Tenke Fungurume and expects its ore reserves to increase significantly over time. These analyses are being incorporated in future plans to evaluate opportunities for expansion.



Reserves

As of December 31, 2009, FCX's estimate of consolidated recoverable proven and probable reserves totaled 104.2 billion pounds of copper, 37.2 million ounces of gold and 2.6 billion pounds of molybdenum. Net reserve additions of 6.3 billion pounds of copper and 0.16 billion pounds of molybdenum replaced approximately 150 percent of 2009 copper production and approximately 300 percent of 2009 molybdenum production. Estimated recoverable reserves were determined using long-term average prices of $1.60 per pound for copper, $550 per ounce for gold and $8 per pound for molybdenum.

Sustainable Development

The world depends on the metals FCX produces to sustain and expand economic opportunity and growth. As one of the world's major producers of copper, gold and molybdenum, FCX recognizes the importance of providing these metals in a responsible manner. FCX has a long-standing history of addressing complex social, economic and environmental challenges proactively. FCX has established company-wide performance targets to address sustainability issues identified by internal and external stakeholders. As a founding member of the International Council on Mining and Metals (ICMM), FCX endorses the ICMM's Sustainable Development Framework and 10 Sustainable Development Principles. FCX reports its performance according to the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines, version 3.0 (G3).

FCX's 2009 Working Toward Sustainable Development report will be available on FCX's web site at www.fcx.com upon completion of third-party assurance.

BOARD OF DIRECTORS AND MANAGEMENT

James R. Moffett
Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.

Richard C. Adkerson
President and Chief Executive Officer
Freeport-McMoRan Copper & Gold Inc.

Robert J. Allison, Jr. (2, 3, 4)
Director and Chairman Emeritus
Anadarko Petroleum Corporation

Robert A. Day (1, 3)
Chairman of the Board and
Chief Executive Officer
Trust Company of the West

Gerald J. Ford (1, 3)
Chairman of the Board
Diamond-A Ford Corp.

H. Devon Graham, Jr. (1, 2)
President
R.E. Smith Interests

J. Bennett Johnston+ (4)
Chairman
Johnston & Associates, LLC and
Johnston Development Co. LLC
Former United States Senator

General Charles C. Krulak (2, 4)
Former Commandant
United States Marine Corps
Retired Executive Vice Chairman and
Chief Administration Officer, MBNA Corp.

Bobby Lee Lackey (2, 4)
Consultant

Jon C. Madonna (1)
Retired Chairman and
Chief Executive Officer, KPMG LLP

Dustan E. McCoy (4)
Chairman and Chief Executive Officer
Brunswick Corporation

Gabrielle K. McDonald+ (4)
Judge, Iran-United States Claims Tribunal
Special Counsel on Human Rights to
Freeport-McMoRan Copper & Gold Inc.

B. M. Rankin, Jr. (4)
Vice Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.
Private Investor

J. Stapleton Roy+ (4)
Director
Kissinger Institute on China and
the United States
Former United States Ambassador
to Indonesia

Stephen H. Siegele (1, 4)
Private Investor

Dr. J. Taylor Wharton+ (4)
Retired Special Assistant to the
President for Patient Affairs
Retired Professor, Gynecologic Oncology
The University of Texas
M.D. Anderson Cancer Center

Director Emeritus
Dr. Henry A. Kissinger
Chairman
Kissinger Associates, Inc.

+ Will become an Advisory Director effective June 9, 2010, the date of the 2010 Annual Meeting of Stockholders.

BOARD COMMITTEES:
1) The Audit Committee
2) The Corporate Personnel Committee
3) The Nominating and Corporate Governance Committee
4) The Public Policy Committee

Management

James R. Moffett
Chairman of the Board

Richard C. Adkerson
President and Chief Executive Officer

Michael J. Arnold
Executive Vice President and
Chief Administrative Officer

Kathleen L. Quirk
Executive Vice President,
Chief Financial Officer and Treasurer

Operations

Harry M. "Red" Conger
President – Freeport-McMoRan Americas

Mark J. Johnson
President – Freeport-McMoRan Indonesia

Armando Mahler
President Director – PT Freeport Indonesia

Richard E. Coleman
President – Freeport-McMoRan
Mining Company

Phillip S. Brumit
President – Freeport-McMoRan Africa

David H. Thornton
President – Climax Molybdenum Co.

Marketing

Javier Targhetta
President – Atlantic Copper, S.A.
Senior Vice President – FCX (Concentrates)

Stephen T. Higgins
President – Freeport-McMoRan
Sales Company Inc.
Vice President – FCX (Cathode and Rod)

Finance and Administration

L. Richards McMillan, II
Senior Vice President and
General Counsel

W. Russell King
Senior Vice President –
International Relations and
Federal Government Affairs

C. Donald Whitmire, Jr.
Vice President and
Controller – Financial Reporting

Internal Auditors
Deloitte & Touche LLP

PROVEN PERFORMANCE

FINANCIAL & OPERATING INFORMATION

Table of Contents

SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31,	**2009**	2008	2007[a]	2006	2005
(In Millions, Except Per Share Amounts)					
FCX CONSOLIDATED FINANCIAL DATA					
Revenues	**$15,040**	$ 17,796	$16,939[b]	$ 5,791	$4,179
Operating income (loss)	**6,503**[c,d]	(12,710)[c,d,e]	6,555[b,e]	2,869	2,177
Income (loss) from continuing operations	**3,534**	(10,450)	3,733	1,625	1,122
Net income (loss)	**3,534**	(10,450)	3,779	1,625	1,122
Net income attributable to noncontrolling interests	**785**	617	802	168	127
Net income (loss) attributable to FCX common stockholders	**2,527**[c,d,f]	(11,341)[c,d,e,f]	2,769[b,e,f]	1,396[f,g]	935[f]
Basic net income (loss) per share attributable to FCX common stockholders:					
Continuing operations	**$ 6.10**	$ (29.72)	$ 8.02	$ 7.32	$ 5.18
Discontinued operations	**—**	—	0.10	—	—
Basic net income (loss)	**$ 6.10**	$ (29.72)	$ 8.12	$ 7.32	$ 5.18
Basic weighted-average common shares outstanding	**414**	382	341	191	180
Diluted net income (loss) per share attributable to FCX common stockholders:					
Continuing operations	**$ 5.86**	$ (29.72)	$ 7.41	$ 6.63	$ 4.67
Discontinued operations	**—**	—	0.09	—	—
Diluted net income (loss)	**$ 5.86**[c,d,f]	$ (29.72)[c,d,e,f]	$ 7.50[b,e,f]	$ 6.63[f,g]	$ 4.67[f]
Diluted weighted-average common shares outstanding	**469**	382	397	221	220
Dividends declared per share of common stock	**$ 0.15**	$ 1.375	$ 1.375	$5.0625	$ 2.50
At December 31:					
Cash and cash equivalents	**$ 2,656**	$ 872	$ 1,626	$ 907	$ 764
Property, plant, equipment and development costs, net	**16,195**	16,002	25,715	3,099	3,089
Goodwill	**—**	—	6,105	—	—
Total assets	**25,996**	23,353	40,661	5,390[g]	5,550
Total debt, including current portion and short-term borrowings	**6,346**	7,351	7,211	680	1,256
Total FCX stockholders' equity	**9,119**	5,773	18,234	2,445[g]	1,843

The selected consolidated financial data shown above is derived from our audited consolidated financial statements. These historical results are not necessarily indicative of results that you can expect for any future period. You should read this data in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our full consolidated financial statements and notes thereto contained in this annual report.

a. Includes the results of Phelps Dodge Corporation (Phelps Dodge) beginning March 20, 2007.

b. Includes charges totaling $175 million ($106 million to net income attributable to FCX common stockholders or $0.27 per share) for mark-to-market accounting adjustments on the 2007 copper price protection program assumed in the acquisition of Phelps Dodge.

c. Includes charges totaling $77 million ($61 million to net income attributable to FCX common stockholders or $0.13 per share) in 2009 and $17.0 billion ($12.7 billion to net loss attributable to FCX common stockholders or $33.21 per share) in 2008 associated with impairment, restructuring and other charges.

d. Includes charges for lower of cost or market inventory adjustments totaling $19 million ($15 million to net income attributable to FCX common stockholders or $0.03 per share) in 2009 and $782 million ($479 million to net loss attributable to FCX common stockholders or $1.26 per share) in 2008.

e. Includes purchase accounting impacts related to the acquisition of Phelps Dodge totaling $1.1 billion, including $1.0 billion to operating loss and $93 million for non-operating income and expenses ($679 million to net loss attributable to FCX common stockholders or $1.78 per share) in 2008 and $1.3 billion to operating income ($793 million to net income attributable to FCX common stockholders or $2.00 per share) in 2007.

f. Includes net losses on early extinguishment and conversion of debt totaling $43 million ($0.09 per share) in 2009, $5 million ($0.01 per share) in 2008, $132 million ($0.33 per share) in 2007, $30 million ($0.14 per share) in 2006 and $40 million ($0.18 per share) in 2005; 2008 also includes charges totaling $22 million ($0.06 per share) associated with privately negotiated transactions to induce conversion of a portion of our 5½% Convertible Perpetual Preferred Stock into FCX common stock. Also includes a favorable adjustment to income tax expense totaling $43 million ($0.09 per share) in 2009, resulting from completion of a review of U.S. deferred income tax accounts.

g. Effective January 1, 2006, we adopted guidance associated with accounting for stripping costs incurred during production in the mining industry, and recorded a cumulative effect adjustment ($149 million) to reduce beginning retained earnings for our deferred mining costs asset ($285 million) as of December 31, 2005, net of taxes, noncontrolling interests and inventory effects ($136 million). As a result, income from continuing operations before income taxes and noncontrolling interests was $35 million lower and net income was $19 million ($0.08 per share) lower than if we had not adopted this guidance. Effective January 1, 2006, we also adopted accounting guidance on share-based payments. As a result, income from continuing operations before income taxes and noncontrolling interests was $28 million lower and net income was $16 million ($0.07 per share) lower than if we had not adopted this guidance. Results for prior years have not been restated.

SELECTED FINANCIAL AND OPERATING DATA

For comparative purposes, operating data shown below for the years ended December 31, 2007, 2006 and 2005, combines our historical data with Phelps Dodge pre-acquisition data. As the pre-acquisition operating data represent the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.

Years Ended December 31,	2009	2008	2007[a]	2006[a]	2005[a]
FCX CONSOLIDATED MINING OPERATING DATA					
Copper (recoverable)					
Production (millions of pounds)	**4,103**	4,030	3,884	3,639	3,912
Production (thousands of metric tons)	**1,861**	1,828	1,762	1,651	1,774
Sales, excluding purchases (millions of pounds)	**4,111**	4,066	3,862	3,630	3,933
Sales, excluding purchases (thousands of metric tons)	**1,865**	1,844	1,752	1,647	1,784
Average realized price per pound	**$ 2.60**	$ 2.69	$ 3.22[b]	$ 2.80[b]	$ 1.66[b]
Gold (thousands of recoverable ounces)					
Production	**2,664**	1,291	2,329	1,863	2,923
Sales, excluding purchases	**2,639**	1,314	2,320	1,866	2,925
Average realized price per ounce	**$ 993**	$ 861	$ 682	$ 566[c]	$ 454
Molybdenum (millions of recoverable pounds)					
Production	**54**	73	70	68	62
Sales, excluding purchases	**58**	71	69	69	60
Average realized price per pound	**$ 12.36**	$ 30.55	$ 25.87	$ 21.87	$ 25.89
NORTH AMERICA COPPER MINES					
Operating Data, Net of Joint Venture Interest					
Copper (recoverable)					
Production (millions of pounds)	**1,147**	1,430	1,320	1,305	1,365
Production (thousands of metric tons)	**520**	649	599	592	619
Sales, excluding purchases (millions of pounds)	**1,187**	1,434	1,332	1,303	1,383
Sales, excluding purchases (thousands of metric tons)	**538**	650	604	591	627
Average realized price per pound	**$ 2.38**	$ 3.07	$ 3.10[d]	$ 2.29[d]	$ 1.49[d]
Molybdenum (millions of recoverable pounds)					
Production	**25**	30	30	31	30
100% Operating Data					
Solution extraction/electrowinning (SX/EW) operations					
Leach ore placed in stockpiles (metric tons per day)	**589,400**	1,095,200	798,200	801,200	778,500
Average copper ore grade (percent)	**0.29**	0.22	0.23	0.30	0.26
Copper production (millions of recoverable pounds)	**859**	943	940	1,013	1,066
Mill operations					
Ore milled (metric tons per day)	**169,900**	249,600	223,800	199,300	194,800
Average ore grade (percent):					
Copper	**0.33**	0.40	0.35	0.33	0.33
Molybdenum	**0.02**	0.02	0.02	0.02	0.03
Copper recovery rate (percent)	**86.0**	82.9	84.5	85.0	83.9
Production (millions of recoverable pounds):					
Copper	**364**	599	501	414	419
Molybdenum	**25**	30	30	31	30
SOUTH AMERICA COPPER MINES					
Copper (recoverable)					
Production (millions of pounds)	**1,390**	1,506	1,413	1,133	1,091
Production (thousands of metric tons)	**631**	683	641	514	495
Sales (millions of pounds)	**1,394**	1,521	1,399	1,126	1,093
Sales (thousands of metric tons)	**632**	690	635	511	496
Average realized price per pound	**$ 2.70**	$ 2.57	$ 3.25	$ 3.03	$ 1.63[e]
Gold (thousands of recoverable ounces)					
Production	**92**	114	116	112	117
Sales	**90**	116	114	111	117
Average realized price per ounce	**$ 982**	$ 853	$ 683	$ 552	$ 425
Molybdenum (millions of recoverable pounds)					
Production	**2**	3	1	—	—
SX/EW operations					
Leach ore placed in stockpiles (metric tons per day)	258,200	279,700	289,100	257,400	264,600
Average copper ore grade (percent)	0.45	0.45	0.43	0.45	0.46
Copper production (millions of recoverable pounds)	565	560	569	695	670

SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31,	2009	2008	2007[a]	2006[a]	2005[a]
SOUTH AMERICA COPPER MINES (continued)					
Mill operations					
Ore milled (metric tons per day)	**181,300**	181,400	167,900	68,500	68,700
Average ore grade (percent):[f]					
Copper	**0.66**	0.75	0.74	0.87	0.84
Molybdenum	**0.02**	0.02	0.02	–	–
Copper recovery rate (percent)	**88.9**	89.2	87.1	93.8	93.9
Production (recoverable):					
Copper (millions of pounds)	**825**	946	844	438	421
Gold (thousands of ounces)	**92**	114	116	112	117
Molybdenum (millions of pounds)	**2**	3	1	–	–
INDONESIA MINING					
Operating Data, Net of Joint Venture Interest					
Copper (recoverable)					
Production (millions of pounds)	**1,412**	1,094	1,151	1,201	1,456
Production (thousands of metric tons)	**640**	496	522	545	660
Sales (millions of pounds)	**1,400**	1,111	1,131	1,201	1,457
Sales (thousands of metric tons)	**635**	504	513	545	661
Average realized price per pound	**$ 2.65**	$ 2.36	$ 3.32	$ 3.13	$ 1.85
Gold (thousands of recoverable ounces)					
Production	**2,568**	1,163	2,198	1,732	2,789
Sales	**2,543**	1,182	2,185	1,736	2,790
Average realized price per ounce	**$ 994**	$ 861	$ 681	$ 567[c]	$ 456
100% Operating Data					
Ore milled (metric tons per day)	**238,300**	192,900	212,600	229,400	216,200
Average ore grade:					
Copper (percent)	**0.98**	0.83	0.82	0.85	1.13
Gold (grams per metric ton)	**1.30**	0.66	1.24	0.85	1.65
Recovery rates (percent):					
Copper	**90.6**	90.1	90.5	86.1	89.2
Gold	**83.7**	79.9	86.2	80.9	83.1
Production (recoverable):					
Copper (millions of pounds)	**1,641**	1,109	1,211	1,300	1,689
Gold (thousands of ounces)	**2,984**	1,163	2,608	1,824	3,440
AFRICA MINING					
Copper (millions of recoverable pounds)					
Production	**154**[g]	–	–	–	–
Sales	**130**[g]	–	–	–	–
Average realized price per pound	**$ 2.85**[g]	–	–	–	–
Ore milled (metric tons per day)	**7,300**[g]	–	–	–	–
Average copper ore grade (percent)	**3.69**[g]	–	–	–	–
Copper recovery rate (percent)	**92.1**[g]	–	–	–	–
MOLYBDENUM OPERATIONS					
Molybdenum sales, excluding purchases (millions of pounds)[h]	**58**	71	69	69	60
Average realized price per pound	**$ 12.36**	$ 30.55	$ 25.87	$ 21.87	$ 25.89
Henderson molybdenum mine					
Ore milled (metric tons per day)	**14,900**	24,100	24,000	22,200	20,300
Average molybdenum ore grade (percent)	**0.25**	0.23	0.23	0.23	0.22
Molybdenum production (millions of recoverable pounds)	**27**	40	39	37	32

a. For comparative purposes, operating data for the years ended December 31, 2007, 2006 and 2005, combines our historical data with Phelps Dodge pre-acquisition data. As the pre-acquisition data represents the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.

b. Before charges for hedging losses related to copper price protection programs, amounts were $3.27 per pound for 2007, $3.08 per pound for 2006 and $1.76 per pound for 2005.

c. Amount was approximately $606 per ounce before a loss resulting from the redemption of FCX's Gold-Denominated Preferred Stock, Series II.

d. Before charges for hedging losses related to copper price protection programs, amounts were $3.25 per pound for 2007, $3.06 per pound for 2006 and $1.69 per pound for 2005.

e. Amount was $1.75 per pound before charges for hedging losses related to copper price protection programs.

f. Average ore grades of gold produced at our South America copper mines rounds to less than 0.001 grams per metric ton.

g. Results for 2009 represent mining operations that began production in March 2009.

h. Includes sales of molybdenum produced as a by-product at our North and South America copper mines.

OVERVIEW and OUTLOOK

In Management's Discussion and Analysis of Financial Condition and Results of Operations, "we," "us" and "our" refer to Freeport-McMoRan Copper & Gold Inc. (FCX) and its consolidated subsidiaries. The results of operations reported and summarized below are not necessarily indicative of future operating results (refer to "Cautionary Statement" for further discussion). In particular, the financial results for 2007 include the operations of Phelps Dodge Corporation (Phelps Dodge) from March 20, 2007, through December 31, 2007, not the full twelve-month period because of the accounting treatment for the acquisition. References to "Notes" are Notes included in our "Notes to Consolidated Financial Statements." Throughout Management's Discussion and Analysis of Financial Condition and Results of Operations all references to earnings or losses per share are on a diluted basis, unless otherwise noted.

We are one of the world's largest copper, gold and molybdenum mining companies in terms of reserves and production. Our portfolio of assets includes the Grasberg minerals district in Indonesia, which contains the largest single recoverable copper reserve and the largest single gold reserve of any mine in the world based on the latest available reserve data provided by third-party industry consultants; significant mining operations in North and South America; and the Tenke Fungurume minerals district in the Democratic Republic of Congo (DRC). We also operate Atlantic Copper, our wholly owned copper smelting and refining unit in Spain.

During 2009, approximately 61 percent of our consolidated copper production was from our Grasberg, Morenci and Cerro Verde mines, and more than half of our mined copper was sold in concentrate, approximately 25 percent as cathodes and approximately 21 percent as rod (principally from our North America operations). We also produce gold as a by-product at our copper mines, primarily at the Grasberg minerals district in Indonesia, which accounted for approximately 96 percent of our consolidated gold production for 2009. For 2009, approximately half of our consolidated molybdenum production was from the Henderson molybdenum mine and approximately 46 percent was produced as a by-product at our North America copper mines. Refer to "Operations" for further discussion of our mining operations.

The dramatic declines in copper and molybdenum prices in late 2008 and the deterioration of the economic and credit environment limited our ability to invest in growth projects and required us to make adjustments to our near-term plans in late 2008 and early 2009 (refer to Note 2 for further discussion). However, during 2009 copper prices improved from the January 2009 low of $1.38 per pound. Rising copper prices, along with higher volumes from the Grasberg mine and a lower cost structure at the North America copper mines, have enabled us to enhance our financial and liquidity position during 2009, allowing us to manage volatile conditions effectively, reduce debt and reinstate cash dividends to shareholders, while maintaining our future growth opportunities. In addition, we have announced initiatives to resume certain project development activities that were deferred in late 2008 (refer to "Current Development Projects" for further discussion).

At December 31, 2009, we had $2.7 billion in consolidated cash ($2.2 billion of which was available to our parent company). We had no borrowings and $39 million of letters of credit issued under our $1.5 billion revolving credit facilities, resulting in availability of approximately $1.5 billion ($961 million of which could be used for additional letters of credit). Our long-term debt at December 31, 2009, was $6.3 billion. Although we have no significant debt maturities in the near-term (refer to "Capital Resources and Liquidity"), during 2009, we repaid $1.0 billion in debt in advance of scheduled maturities (refer to Note 10). From January 1, 2010, to February 25, 2010, we have made additional open-market debt purchases totaling $269 million for $293 million (refer to Note 23). We may consider additional opportunities to prepay debt in advance of scheduled maturities or redeem our currently redeemable Senior Floating Rate Notes.

We view the long-term outlook for our business positively, supported by limitations on supplies of copper and by the requirements for copper in the world's economy, and will continue to adjust our operating strategy as market conditions change. Refer to "Consolidated Results" for further discussion of our consolidated financial results for the years ended December 31, 2009, 2008 and 2007.

Outlook

Following are our actual consolidated sales volumes for 2009 and our projected consolidated sales volumes for 2010:

	2009 (Actual)	2010 (Projected)
Copper (billions of recoverable pounds):		
North America copper mines	**1.2**	1.0
South America copper mines	**1.4**	1.3
Indonesia mining	**1.4**	1.2
Africa mining	**0.1**	0.2
	4.1	3.8[a]
Gold (millions of recoverable ounces):		
Indonesia mining	**2.5**	1.7
South America copper mines	**0.1**	0.1
	2.6	1.8
Molybdenum (millions of recoverable pounds)[b]	**58**	60

a. Represents the sum of projected copper sales volumes before rounding.
b. Includes sales of molybdenum produced as a by-product at our North and South America copper mines.

Estimated sales volumes of approximately 3.8 billion pounds of copper for 2010 are lower than 2009 sales of 4.1 billion pounds primarily because of lower volumes in Indonesia as a result of transitioning to a lower-grade section of the Grasberg open pit during 2010 and at our North America copper mines reflecting the impact of reduced 2009 mining activities on 2010 leaching operations. Estimated sales volumes of approximately 1.8 million ounces of gold for 2010 are lower than 2009 sales of 2.6 million ounces as a result of transitioning to a lower-grade section of the Grasberg open pit during 2010. Estimated sales volumes of approximately 60 million pounds of molybdenum for 2010 approximate 2009 sales of 58 million pounds. Our projected sales volumes for 2010 depend on the achievement of targeted mining rates, the successful operation of production facilities, the impact of weather conditions and other factors.

Assuming average prices of $3.25 per pound of copper, $1,100 per ounce of gold and $12 per pound of molybdenum for 2010, we estimate our consolidated unit net cash costs (net of by-product credits and excluding Africa mining) for our copper mining operations would average approximately $0.86 per pound in 2010, compared with $0.55 per pound in 2009. Average unit net cash costs for 2010 are estimated to be higher than 2009 as a result of lower projected 2010 copper and gold sales volumes from Grasberg, combined with increases in commodity-based input costs and foreign currency exchange rates. Consolidated unit net cash costs would be impacted by approximately $0.025 per pound for each $50 per ounce change in gold prices and approximately $0.01 per pound for each $1 per pound change in molybdenum prices.

Consolidated revenues, operating cash flows and net income vary significantly with fluctuations in the market prices of copper, gold and molybdenum, sales volumes and other factors. Based on the above projected consolidated sales volumes and assuming average prices of $3.25 per pound of copper, $1,100 per ounce of gold and $12 per pound of molybdenum in 2010, our consolidated operating cash flows would approximate $5.3 billion in 2010, net of an estimated $0.4 billion for working capital requirements. Operating cash flows for 2010 would be impacted by approximately $260 million for each $0.10 per pound change in copper prices, $50 million for each $50 per ounce change in gold prices and $45 million for each $1 per pound change in molybdenum prices.

Capital expenditures for 2010 are expected to approximate $1.7 billion, including $0.9 billion for sustaining capital and $0.8 billion for major projects. For 2009, capital expenditures totaled $1.6 billion, which included $0.8 billion for major projects, $0.6 billion for sustaining capital and $0.2 billion for a property acquisition adjacent to our Sierrita mine. We have announced initiatives to resume certain project development activities that were deferred in late 2008 (refer to "Current Development Projects" for further discussion). A number of studies are under way, which may result in increased capital spending programs.

COPPER, GOLD AND MOLYBDENUM MARKETS

The graphs below illustrate the movements in metals prices from January 2000 through January 2010. World prices for copper, gold and molybdenum have fluctuated significantly during this period. The London Metal Exchange (LME) spot copper price varied from a low of $0.60 per pound in 2001 to a high of $4.08 per pound in 2008, the London gold price fluctuated from a low of $256 per ounce in 2001 to a high of $1,213 per ounce in 2009, and the *Metals Week* Molybdenum Dealer Oxide weekly average price ranged from a low of $2.19 per pound in 2000 to a high of $39.25 per pound in 2005. Copper, gold and molybdenum prices are affected by numerous factors beyond our control as described further in our "Risk Factors" contained in Part I, Item 1A of our Form 10-K for the year ended December 31, 2009.

Historical LME Copper Prices
Through January 29, 2010


1,600
1,200
800
400
000s of metric tons
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
Dollars per pound
2000
2002
2004
2006
2008
2010
LME Copper Prices
LME & COMEX Exchange Stocks*
*Excludes Shanghai stocks, producer, consumer and merchant stocks.

The graph above presents LME spot copper prices and reported stocks of copper at the LME and the New York Mercantile Exchange (COMEX) from January 2000 through January 2010. From 2006 through most of 2008, disruptions associated with strikes and other operational issues, combined with growing demand from China and other emerging economies, resulted in low levels of inventory. Beginning in late 2008, slowing consumption led to increases in inventory levels; however, China's increased buying activity contributed to a decline in exchange inventories during the first half of 2009. After reaching a low for the year in July 2009, inventories grew during the second half of 2009 with combined LME and COMEX stocks totaling approximately 592 thousand metric tons, or approximately two weeks of global consumption, at December 31, 2009.

Turmoil in the United States (U.S.) financial markets and concerns about the global economy negatively impacted copper prices in late 2008, which declined to a four-year low of $1.26 per pound in December 2008; however, copper prices improved during 2009 as a result of strong Chinese import activity and supply limitations. During 2009, LME spot copper prices ranged from $1.38 per pound to $3.33 per pound, averaged $2.34 per pound and closed at $3.33 per pound on December 31, 2009. While the near-term outlook is uncertain, we believe the underlying fundamentals of the copper business remain positive, supported by limited supplies from existing mines and the absence of significant new development projects. Future copper prices are expected to be volatile and are likely to be influenced by demand from China, economic activity in the U.S. and other industrialized countries, the timing of the development of new supplies of copper and production levels of mines and copper smelters. The LME spot copper price closed at $3.11 per pound on January 29, 2010.

London Gold Prices
Through January 29, 2010


$1,250
$1,150
$1,050
$950
$850
$750
$650
$550
$450
$350
Dollars per ounce
2000
2002
2004
2006
2008
2010

The graph above presents London gold prices from January 2000 through January 2010. Growing investment demand and a weak U.S. dollar have continued to support gold prices, which reached a new record high of $1,213 per ounce in December 2009. During 2009, gold prices ranged from approximately $810 per ounce to $1,213 per ounce, averaged approximately $972 per ounce and closed at $1,104 per ounce on December 31, 2009. London gold prices closed at $1,079 per ounce on January 29, 2010.

Metals Week **Molybdenum Dealer Oxide Prices**
Through January 29, 2010


$40
$35
$30
$25
$20
$15
$10
$5
Dollars per pound
2000
2002
2004
2006
2008
2010

The graph above presents *Metals Week* Molybdenum Dealer Oxide weekly average prices from January 2000 through January 2010. In late 2008, molybdenum prices declined significantly as a result of the financial market turmoil and a decline in demand; however, molybdenum prices improved during 2009 supported by Chinese imports and supply reductions. During 2009, the weekly average price of molybdenum ranged from $7.83 per pound to $18.00 per pound, averaged $11.08 per pound and was $11.75 per pound on December 31, 2009. The *Metals Week* Molybdenum Dealer Oxide weekly average price was $14.88 per pound on January 29, 2010.

CRITICAL ACCOUNTING ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management's estimates are also discussed in Note 1 under the subheading "Use of Estimates." Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors.

Mineral Reserves. Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. Our estimates of recoverable proven and probable reserves are the responsibility of our employees, and a majority of these estimates have been reviewed and verified by independent experts in mining, geology and reserve determination.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes changes in our estimated consolidated recoverable proven and probable copper, gold and molybdenum reserves during 2008 and 2009:

	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
Consolidated reserves at December 31, 2007	93.2	41.0	2.04
Net additions/revisions	12.8	0.3	0.51
Production	(4.0)	(1.3)	(0.07)
Consolidated reserves at December 31, 2008	**102.0**	**40.0**	**2.48**
Net additions/revisions	**6.3**	**(0.1)**	**0.16**
Production	**(4.1)**	**(2.7)**	**(0.05)**
Consolidated reserves at December 31, 2009	**104.2**	**37.2**	**2.59**

Net additions to recoverable proven and probable copper reserves during 2008 included additions of 7.5 billion pounds at the Cerro Verde mine in South America, 3.9 billion pounds at our North America copper mines and 1.6 billion pounds at the Tenke Fungurume mine, partially offset by revisions at other mines. Net additions for 2008 replaced over 300 percent of our 2008 copper production. Net additions to recoverable copper reserves during 2009 include additions of 1.7 billion pounds at our North America copper mines, 3.0 billion pounds at our Cerro Verde mine in South America and 2.6 billion pounds at the Tenke Fungurume mine, partially offset by revisions at other mines. Net additions for 2009 replaced approximately 150 percent of current year copper production. Net additions to recoverable copper reserves reflect analysis of exploratory data gained through core drilling undertaken in 2007 and 2008, as well as exploration activities during 2009. Refer to Note 21 for further information regarding estimated recoverable proven and probable reserves.

As discussed in Note 1, we depreciate our life-of-mine mining and milling assets and values assigned to proven and probable reserves using the unit-of-production (UOP) method based on our estimated recoverable proven and probable reserves, and also have other assets that are depreciated on a straight-line basis over their estimated useful lives. Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change, which could have a significant impact on our results of operations, including changes to prospective depreciation rates and asset carrying values. Based on projected copper sales volumes for 2010 (refer to "Overview and Outlook"), if estimated copper reserves at our mines were 10 percent higher at December 31, 2009, we estimate that our annual depreciation, depletion and amortization expense for 2010 would decrease by $31 million ($15 million to net income attributable to FCX common stockholders), and a 10 percent decrease in copper reserves would increase depreciation, depletion and amortization expense by $38 million ($18 million to net income attributable to FCX common stockholders). We perform annual assessments of our existing assets in connection with the review of mine operating and development plans. If it is determined that assigned asset lives do not reflect the expected remaining period of benefit, any change could affect prospective depreciation rates.

At December 31, 2009, our long-lived assets include amounts assigned to proven and probable reserves totaling $4.3 billion. As discussed in Note 1, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable, and changes to our estimates of recoverable proven and probable reserves could have an impact on our assessment of asset recoverability.

Impairment of Assets. We evaluate our long-lived assets (to be held and used) for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. In evaluating our long-lived assets for recoverability, estimates of after-tax undiscounted future cash flows of our individual mining operations are used, with impairment losses measured by reference to fair value. As quoted market prices are unavailable for our individual mining operations, fair value is determined through the use of discounted estimated future cash flows. The estimated cash flows used to assess recoverability of our long-lived assets and measure fair value of our mining operations are derived from current business plans, which are developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near and long-term metal price assumptions, other key estimates include commodity-based and other input costs; proven and probable reserves, including any costs to develop the reserves and the timing of producing the reserves; and the use of appropriate escalation and discount rates.

Because the cash flows used to assess recoverability of our long-lived assets and measure fair value of our mining operations require us to make several estimates and assumptions that are subject to risk and uncertainty, changes in these estimates and assumptions could result in the impairment of our long-lived assets values. Events that could result in impairment of our long-lived assets include, but are not limited to, (i) decreases in future metal prices, (ii) decreases in estimated recoverable proven and probable reserves and (iii) any event that might otherwise have a material adverse effect on mine site production levels or costs.

During fourth-quarter 2008, we concluded that the then-current economic environment and significant declines in copper and molybdenum prices represented significant adverse changes in our business, and therefore, evaluated our long-lived assets for impairment. Projected metal prices represented the most significant assumption used in the cash flow estimates to assess recoverability and measure fair value of our individual mining operations. At the time of the March 2007 acquisition of Phelps Dodge, metal price projections used to value the net assets acquired ranged from near-term prices of $2.98 per pound for copper declining over an eight-year period to $1.20 per pound and $26.20 per pound for molybdenum declining over a five-year period to $8.00 per pound; our December 31, 2008, impairment evaluations were based on price assumptions reflecting prevailing copper futures prices for three years, which ranged from approximately $1.40 per pound to $1.50 per pound, and a long-term average price of $1.60 per pound. Molybdenum prices were assumed to average $8.00 per pound. Our evaluation resulted in the recognition of asset impairment charges totaling $10.9 billion ($6.6 billion to net loss attributable to FCX common stockholders or $17.34 per share) for 2008. Refer to Note 2 for further discussion of these asset impairment charges.

Additionally, goodwill was recorded in connection with the March 2007 acquisition of Phelps Dodge and was assigned to the reporting units, or individual mines, that were expected to benefit from the business combination. Goodwill is required to be evaluated at least annually and at any other time if an event or change in circumstances indicates that the fair value of a reporting unit is below its carrying amount. Our annual goodwill impairment test was performed in fourth-quarter 2008, which resulted in the full impairment of goodwill and the recognition of charges totaling $6.0 billion ($6.0 billion to net loss attributable to FCX common stockholders or $15.69 per share). Refer to Note 6 for further discussion.

Recoverable Copper. We record, as inventory, applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. Mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of cost or market (refer to Note 4 for discussion of lower of cost or market (LCM) inventory adjustments recorded in 2009 and 2008). Accounting for recoverable copper from mill and leach stockpiles represents a critical accounting estimate because (i) it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, and therefore, requires management to employ reasonable estimation methods and (ii) recovery rates from leach stockpiles can vary significantly. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade contained in the material delivered to the mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be extracted into copper concentrate almost immediately.

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Ultimate recovery of copper contained in leach stockpiles can vary significantly from a low percentage to more than 90 percent depending on several variables, including type of copper recovery, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 70 percent of the copper ultimately recoverable may be extracted during the first year, and the remaining copper may be recovered over many years.

Processes and recovery rates are monitored regularly, and recovery rate estimates are adjusted periodically as additional information becomes available and as related technology changes. At December 31, 2009, estimated recoverable copper was 2.7 billion pounds in leach stockpiles (with a carrying value of $1.5 billion) and 1.3 billion pounds in mill stockpiles (with a carrying value of $488 million).

Reclamation and Closure Costs. Reclamation is an ongoing activity that occurs throughout the life of a mine. We record the fair value of our estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. Fair value is measured as the present value of cash flow estimates after considering inflation and then applying a market risk premium. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible long-lived assets in the period incurred. These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not considered reclamation and closure costs. Refer to Note 1 for further discussion of our accounting policy for reclamation and closure costs.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management judgment is required to estimate the extent and timing of expenditures based on life-of-mine planning. Accounting for reclamation and closure costs represents a critical accounting estimate because (i) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in the future and/or circumstances affecting our operations could change, either of which could result in significant changes to our current plans, (iii) calculating the fair value of our AROs requires management to estimate projected cash flows, make long-term assumptions about inflation rates, determine our credit-adjusted, risk-free interest rates and determine market risk premiums that are appropriate for our operations and (iv) given the magnitude of our estimated reclamation and closure costs, changes in any or all of these estimates could have a significant impact on our results of operations.

At least annually, we review our ARO estimates for changes in the projected timing of certain reclamation costs, changes in cost estimates, and additional AROs incurred during the period. Following is a summary of changes in our AROs for the years ended December 31, 2009, 2008 and 2007 (in millions):

	2009	2008	2007
Balance at beginning of year	**$712**	$728	$ 30
Liabilities assumed in the acquisition of Phelps Dodge	**—**	—	531[a]
Liabilities incurred	**12**	5	1
Revisions to cash flow estimates	**(17)**	21	179[b]
Accretion expense	**52**	51	27
Spending	**(28)**	(91)	(40)
Foreign currency translation adjustment	**—**	(2)	—
Balance at end of year	**$731**	$712	$728

a. The fair value of AROs assumed in the acquisition of Phelps Dodge was estimated based on projected cash flows, an estimated long-term annual inflation rate of 2.4 percent, a discount rate based on FCX's estimated credit-adjusted, risk-free interest rate of 7.8 percent and a market risk premium of 10 percent to reflect what a third-party might require to assume these AROs.

b. During 2007, Chino and Tyrone each submitted updated third-party closure cost estimates to the state of New Mexico as part of the permit renewal process. As a result, we revised our cash flow estimates and increased our ARO by $95 million for Chino and $45 million for Tyrone. During 2009, Tyrone filed an appeal regarding the point of groundwater withdrawal. Finalized closure plan requirements, including those resulting from resolution of the appeal, may result in additional adjustments. Additionally, PT Freeport Indonesia updated its cost estimates primarily for changes to its plans for the treatment of acidic water, resulting in an increase of $33 million.

Refer to Note 14 for further discussion of reclamation and closure costs.

Environmental Obligations. Our mining, exploration, production and historical operating activities are subject to stringent laws and regulations governing the protection of the environment, and compliance with those laws requires significant expenditures. Environmental expenditures for closed facilities and closed portions of operating facilities are expensed or capitalized depending upon their future economic benefits. The general guidance provided by U.S. GAAP requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Refer to Note 1 for discussion of our accounting policy for environmental expenditures.

Accounting for environmental obligations represents a critical accounting estimate because changes to environmental laws and regulations and/or circumstances affecting our operations could result in significant changes to our estimates, which could have a significant impact on our results of operations. We review changes in facts and circumstances associated with the environmental obligations on a quarterly basis. Judgments and estimates are based upon available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not we are a potentially responsible party (PRP), the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. Our cost estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods and actions by or against governmental agencies or private parties.

At December 31, 2009, environmental obligations recorded in our consolidated balance sheets totaled approximately $1.5 billion, which reflect obligations for environmental liabilities attributed to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or analogous state programs and for estimated future costs associated with environmental matters at closed facilities and closed portions of certain operating facilities.

Following is a summary of changes in our estimated environmental obligations for the years ended December 31, 2009, 2008 and 2007 (in millions):

	2009	2008	2007
Balance at beginning of year	**$1,401**	$1,268	$ —
Liabilities assumed in the acquisition of Phelps Dodge	**—**	117	1,334
Accretion expense[a]	**102**	95	—
Additions	**40**	36	6
Reductions	**(3)**	(1)	(1)
Spending	**(76)**	(114)	(71)
Balance at end of year	**$1,464**	$1,401	$1,268

a. Represents accretion of the fair values of environmental obligations assumed in the acquisition of Phelps Dodge, which were determined on a discounted cash flow basis.

Refer to Note 14 for further discussion of environmental obligations.

Deferred Taxes. In preparing our annual consolidated financial statements, we estimate the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowance. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced.

At December 31, 2009, our valuation allowances totaled $2.2 billion and covered all of our U.S. foreign tax credit carryforwards and U.S. state net operating loss carryforwards, and a portion of our foreign net operating loss carryforwards and U.S. minimum tax credit carryforwards. This valuation allowance includes $44 million relating to tax benefits that, if recognized, would be credited directly to contributed capital. At December 31, 2008, our valuation allowances totaled $1.8 billion and covered all of our U.S. foreign tax credit carryforwards, U.S. minimum tax credit carryforwards, foreign net operating loss carryforwards and U.S. state net operating loss carryforwards, and also covered a portion of our net U.S. deferred tax assets. The $394 million increase in the valuation allowance during 2009 was primarily the result of an increase to the foreign tax credit carryforwards. Refer to Note 13 for further discussion.

CONSOLIDATED RESULTS

Years Ended December 31,	2009	2008	2007
(In millions, except per share amounts)			
Financial Data			
Revenues[a]	**$15,040[b]**	$ 17,796[b]	$16,939[b,c]
Operating income (loss)	**6,503[b]**	(12,710)[b,d,e]	6,555[b,c,e]
Income (loss) from continuing operations	**3,534**	(10,450)	3,733
Net income (loss)	**3,534**	(10,450)	3,779
Net income attributable to noncontrolling interests	**785**	617	802
Net income (loss) attributable to FCX common stockholders[f]	**2,527[g,h]**	(11,341)[d,e,h]	2,769[c,e,h]
Diluted net income (loss) per share attributable to FCX common stockholders:			
Continuing operations	**$ 5.86**	$ (29.72)	$ 7.41
Discontinued operations	**—**	—	0.09
Diluted net income (loss)	**$ 5.86[g,h]**	$ (29.72)[d,e,h]	$ 7.50[c,e,h]
Diluted weighted-average common shares outstanding[i]	**469**	382	397
Mining Operating Data			
Copper (recoverable)			
Production (millions of pounds)	**4,103**	4,030	3,367
Sales, excluding purchases (millions of pounds)	**4,111**	4,066	3,357
Average realized price per pound	**$ 2.60**	$ 2.69	$ 3.29[c]
Site production and delivery costs per pound[j]	**$ 1.12**	$ 1.51	$ 1.18
Unit net cash costs per pound[j]	**$ 0.55**	$ 1.16	$ 0.76
Gold (recoverable)			
Production (thousands of ounces)	**2,664**	1,291	2,308
Sales, excluding purchases (thousands of ounces)	**2,639**	1,314	2,298
Average realized price per ounce	**$ 993**	$ 861	$ 682
Molybdenum (recoverable)			
Production (millions of pounds)	**54**	73	56
Sales, excluding purchases (millions of pounds)	**58**	71	52
Average realized price per pound	**$ 12.36**	$ 30.55	$ 26.81

a. Includes the impact of adjustments to provisionally priced concentrate and cathode sales recognized in prior periods. Refer to "Revenues" and "Disclosures About Market Risks – Commodity Price Risk" for further discussion.

b. Following is a summary of revenues by operating division (in millions):

Years Ended December 31,	2009	2008	2007
North America copper mines	**$ 3,235**	$ 5,265	$ 4,093
South America copper mines	**3,839**	4,166	3,879
Indonesia mining	**5,908**	3,412	4,808
Africa mining	**389**	—	—
Molybdenum	**847**	2,488	1,746
Rod & Refining	**3,356**	5,557	5,140
Atlantic Copper Smelting & Refining	**1,892**	2,341	2,388
Corporate, other & eliminations	**(4,426)**	(5,433)	(5,115)
Total FCX revenues	**$15,040**	$ 17,796	$16,939

Following is a summary of operating income (loss) by operating division (in millions):

Years Ended December 31,	2009	2008	2007
North America copper mines	**$ 1,020**	$(11,522)	$ 1,428
South America copper mines	**2,001**	(694)	2,224
Indonesia mining	**4,034**	1,307	3,033
Africa mining	**8**	(26)	(12)
Molybdenum	**126**	(1,473)	353
Rod & Refining	**14**	2	14
Atlantic Copper Smelting & Refining	**(56)**	10	3
Corporate, other & eliminations	**(644)**	(314)	(488)
Total FCX operating income (loss)	**$ 6,503**	$(12,710)	$ 6,555

Refer to Note 20 for further discussion of our operating divisions and business segments.

c. Includes charges to revenues for mark-to-market accounting adjustments on the 2007 copper price protection program totaling $175 million ($106 million to net income attributable to FCX common stockholders or $0.27 per share) and a reduction in 2007 average realized copper prices of $0.05 per pound.
d. Includes long-lived asset impairments and other charges totaling $11.0 billion ($6.7 billion to net loss attributable to FCX common stockholders or $17.52 per share), goodwill impairment charges totaling $6.0 billion ($6.0 billion to net loss attributable to FCX common stockholders or $15.69 per share), and charges for LCM inventory adjustments totaling $782 million ($479 million to net loss attributable to FCX common stockholders or $1.26 per share). Refer to Notes 2 and 6 and "Critical Accounting Estimates – Impairment of Assets" for further discussion.
e. Includes the impacts of purchase accounting fair value adjustments associated with the acquisition of Phelps Dodge, which were primarily because of increased carrying values of acquired property, plant and equipment and metal inventories, including mill and leach stockpiles, and also includes amounts for non-operating income and expense mostly related to accretion of the fair values of assumed environmental obligations (determined on a discounted cash flow basis). These impacts totaled $1.1 billion, including $1.0 billion to operating loss and $93 million for non-operating income and expenses, ($679 million to net loss attributable to FCX common stockholders or $1.78 per share) in 2008 and $1.3 billion to operating income ($793 million to net income attributable to FCX common stockholders or $2.00 per share) in 2007. Refer to Note 20 for a summary of the impacts of purchase accounting fair value adjustments on our business segments for the years ended December 31, 2008 and 2007.
f. After noncontrolling interests and preferred dividends.
g. Includes charges of $43 million ($0.09 per share) for the partial settlement of the City of Blackwell lawsuit (see Note 14), and also includes a favorable adjustment to income tax expense totaling $43 million ($0.09 per share), resulting from the completion of a review of U.S. deferred income tax accounts.
h. Includes net losses on early extinguishment and conversions of debt totaling $43 million ($0.09 per share) in 2009 associated with the redemption of our $340 million of 6⅞% Senior Notes and open-market purchases of our 8.25% Senior Notes, our 8.375% Senior Notes and our 8¾% Senior Notes, $5 million ($0.01 per share) in 2008 associated with an open-market purchase of our 9½% Senior Notes and $132 million ($0.33 per share) in 2007 primarily related to premiums paid and the accelerated recognition of deferred financing costs associated with early repayments of debt. Refer to Note 10 for further discussion.
i. As applicable, reflects assumed conversion of our 5½% Convertible Perpetual Preferred Stock (which converted into 17.9 million shares of FCX common stock in September 2009) and 6¾% Mandatory Convertible Preferred Stock (refer to Note 12). In addition, the 2009 period includes the effects of the 26.8 million shares of common stock we sold in February 2009. Common shares outstanding on December 31, 2009, totaled 430 million.
j. Reflects per pound weighted average production and delivery costs and unit net cash costs (net of by-product credits) for all copper mines, excluding net noncash and nonrecurring costs and Africa mining. For reconciliations of the per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements, refer to "Operations – Unit Net Cash Costs" and to "Product Revenues and Production Costs."

Revenues

Consolidated revenues include the sale of copper concentrates, copper cathodes, copper rod, molybdenum, gold and other metals by our North and South America copper mines, the sale of copper concentrates (which also contain significant quantities of gold and silver) by our Indonesia mining operation, the sale of copper cathodes and cobalt hydroxide by our Africa mining operation, the sale of molybdenum in various forms by our Molybdenum operations, and the sale of copper cathodes, copper anodes, and gold in anodes and slimes by Atlantic Copper. Our mining revenues for 2009 include sales of copper (approximately 75 percent), gold (approximately 17 percent) and molybdenum (approximately 5 percent).

Consolidated revenues totaled $15.0 billion in 2009, compared with $17.8 billion in 2008 and $16.9 billion in 2007. Following is a summary of year-to-year changes in our consolidated revenues (in millions):

	2009	2008
Consolidated revenues – prior year	**$17,796**	$16,939
Higher (lower) sales volumes from mining operations:		
Copper	**121**	2,367
Gold	**1,141**	(671)
Molybdenum	**(395)**	505
Higher (lower) price realizations from mining operations:		
Copper	**(288)**	(2,631)
Gold	**349**	235
Molybdenum	**(1,056)**	266
Lower purchased copper and molybdenum	**(1,414)**	(5)
(Lower) higher adjustments, primarily for prior year provisionally priced sales	**(239)**	309
Lower Atlantic Copper revenues	**(449)**	(47)
Impact of the 2007 copper price protection program	**—**	175
Other, including intercompany eliminations	**(526)**	354
Consolidated revenues – current year	**$15,040**	$17,796

2009 Compared with 2008

Consolidated sales volumes totaled 4.1 billion pounds of copper, 2.6 million ounces of gold and 58 million pounds of molybdenum in 2009, compared with 4.1 billion pounds of copper, 1.3 million ounces of gold and 71 million pounds of molybdenum in 2008. Higher copper sales volumes in 2009, when compared with 2008 (45 million pounds), primarily resulted from mining in a higher grade section of the Grasberg open pit and the contribution of 2009 sales volumes from the Tenke Fungurume mine, partly offset by lower sales volumes as a result of production curtailments at the North America copper mines and lower ore grades at Candelaria. Mining in a higher grade section of the Grasberg open pit also resulted in substantially higher gold sales volumes in 2009. Lower molybdenum sales volumes in 2009 reflected reduced demand in the metallurgical and chemical sectors. Refer to "Operations" for further discussion of sales volumes at our operating divisions.

Consolidated revenues in 2009 were also impacted by lower copper and molybdenum prices compared to 2008. Realized copper prices decreased in 2009 to an average of $2.60 per pound, compared with $2.69 per pound in 2008. More significantly, realized molybdenum prices decreased to an average of $12.36 per pound in 2009, compared with $30.55 per pound in 2008. Partly offsetting lower copper and molybdenum prices were higher realized gold prices, which increased to an average of $993 per ounce in 2009, compared with $861 per ounce in 2008.

We primarily purchase copper cathode to be processed by our Rod & Refining segment when production from our North America copper mines does not meet customer demand. Accordingly, the decrease in purchased copper for 2009, compared to 2008, resulted from lower demand.

Under the long-established structure of sales agreements prevalent in the industry, substantially all of our concentrate and cathode sales are provisionally priced at the time of shipment. The provisional prices are finalized in a contractually specified future period (generally one to four months from the shipment date) based primarily on quoted LME prices (refer to "Disclosures About Market Risks – Commodity Price Risk" for further discussion). Adjustments to the December 31, 2008, provisionally priced copper sales resulted in a net increase to consolidated revenues of $132 million ($61 million to net income attributable to FCX common stockholders or $0.13 per share) in 2009, compared with an increase of $268 million ($114 million to net loss attributable to FCX common stockholders or $0.30 per share) in 2008.

2008 Compared with 2007

Consolidated sales volumes in 2008 totaled 4.1 billion pounds of copper, 1.3 million ounces of gold and 71 million pounds of molybdenum, compared with 3.4 billion pounds of copper, 2.3 million ounces of gold and 52 million pounds of molybdenum in 2007. Higher copper and molybdenum sales volumes in 2008 reflected a full twelve months of sales at our North and South America copper mines and Molybdenum operations, compared with 2007, which included sales from these operations beginning March 20, 2007. Higher copper sales volumes in 2008 also reflected additional copper production from the Safford mine, which began production in December 2007, and higher production from the Cerro Verde concentrator, which reached design capacity in mid-2007. Gold sales volumes for 2008 were lower than in 2007 because of mining in a lower grade section of the Grasberg open pit during the first nine months of 2008, which resulted in lower grades and recovery rates. Refer to "Operations" for further discussion of sales volumes at our operating divisions.

Realized copper prices decreased in 2008 to an average of $2.69 per pound, compared with $3.34 per pound (excluding the impact from the 2007 copper price protection program) in 2007. Realized gold and molybdenum prices increased in 2008 to an average of $861 per ounce for gold and $30.55 per pound for molybdenum, compared with $682 per ounce for gold and $26.81 per pound for molybdenum in 2007.

Adjustments to the December 31, 2007, provisionally priced copper sales increased consolidated revenues by $268 million ($114 million to net loss attributable to FCX common stockholders or $0.30 per share) in 2008, compared with a decrease of $42 million ($18 million to net income attributable to FCX common stockholders or $0.05 per share) in 2007.

On limited past occasions, in response to market conditions, we have entered into copper and gold price protection contracts for a portion of our expected future mine production to mitigate the risk of adverse price fluctuations. Also, in connection with the Phelps Dodge acquisition, we assumed the 2007 copper price protection program, which resulted in charges to revenues in 2007 totaling $175 million ($106 million to net income attributable to FCX common stockholders or $0.27 per share). The 2007 copper price protection program matured on December 31, 2007. We do not currently intend to enter into similar hedging programs in the future.

Production and Delivery Costs

2009 Compared with 2008

Consolidated production and delivery costs totaled $7.0 billion in 2009 compared with $10.4 billion in 2008. Lower production and delivery costs for 2009 primarily reflect the effects of lower operating rates at our North America copper mines, lower commodity-based input costs and lower purchases of copper.

Our copper mining operations require significant energy, principally electricity, diesel, coal and natural gas. Commodity-based input costs began declining in late 2008 and we realized the benefits of these declines in 2009. Excluding Africa mining, energy costs approximated 20 percent of our consolidated copper production costs in 2009, compared with approximately 25 percent in 2008, and included purchases of approximately 190 million gallons of diesel fuel, 5,700 gigawatt hours of electricity at our North and South America mines (we generate all of our power at our Indonesia mining operation), 800 thousand metric tons of coal for our coal power plant in Indonesia, and 1 million MMBTU (million British thermal units) of natural gas at certain of our North America mines. For 2010, we estimate energy costs, excluding Africa mining, will approximate 22 percent of our consolidated copper production costs.

Consolidated unit site production and delivery costs for our copper mining operations, excluding net noncash and nonrecurring costs and Africa mining, averaged $1.12 per pound of copper in 2009, compared with $1.51 per pound of copper in 2008. Lower site production and delivery costs in 2009 reflected higher copper ore grades at Grasberg, reduced operating rates at our North America copper mines to suspend production of high-cost incremental volumes, achievement of cost savings initiatives and operating efficiencies, and lower energy and other commodity-based input costs. Refer to "Operations – Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements. We will incorporate Africa mining in our consolidated unit net cash cost disclosures upon completion of ramp-up activities, which is expected in 2010.

2008 Compared with 2007

Consolidated production and delivery costs totaled $10.4 billion in 2008 compared with $8.5 billion in 2007. Higher production and delivery costs for 2008 reflect a full year of costs associated with our acquired copper and molybdenum operations in North and South America and the impact of higher costs, principally for commodity-based input costs such as energy and sulphuric acid. Partly offsetting these higher costs were $656 million of lower purchase accounting impacts associated with increased inventory values that were mostly realized in 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Depreciation, Depletion and Amortization

2009 Compared with 2008

Consolidated depreciation, depletion and amortization expense totaled $1.0 billion in 2009 compared with $1.8 billion in 2008. The decrease in depreciation, depletion and amortization expense reflected the impact of long-lived asset impairments recognized at December 31, 2008 (refer to "Critical Accounting Estimates – Impairment of Assets" for further discussion).

2008 Compared with 2007

Consolidated depreciation, depletion and amortization expense totaled $1.8 billion in 2008 compared with $1.2 billion in 2007. The increase in depreciation, depletion and amortization expense reflected higher purchase accounting impacts of $293 million primarily related to a full twelve months in 2008, and also reflected higher depreciation expense under the unit-of-production method resulting from a full year of production from our North and South America copper mines in 2008.

LCM Inventory Adjustments

Inventories are required to be recorded at the lower of cost or market. In first-quarter 2009, we recognized charges of $19 million ($15 million to net income attributable to FCX common stockholders or $0.03 per share) for lower of cost or market (LCM) molybdenum inventory adjustments. There were no further LCM inventory adjustments recorded subsequent to first-quarter 2009.

In 2008, we recorded LCM inventory adjustments totaling $782 million ($479 million to net loss attributable to FCX common stockholders or $1.26 per share). Inventories acquired in connection with the acquisition of Phelps Dodge (including long-term mill and leach stockpiles) were recorded at fair value using near-term price forecasts reflecting the then-current price environment and management's projections for long-term average metal prices. The charges recognized in 2008 were based on prevailing copper futures prices for three years, which ranged from approximately $1.40 per pound to $1.50 per pound, and a long-term average price of $1.60 per pound. Molybdenum prices were assumed to average $8.00 per pound.

Selling, General and Administrative Expenses

2009 Compared with 2008

Consolidated selling, general and administrative expenses totaled $321 million in 2009 compared with $269 million in 2008. Higher selling, general and administrative expenses primarily reflected a net increase in incentive compensation costs, partly offset by reductions associated with administrative costs savings initiatives.

2008 Compared with 2007

Consolidated selling, general and administrative expenses totaled $269 million in 2008 compared with $466 million in 2007. Lower selling, general and administrative expenses primarily reflected lower incentive compensation costs in 2008 because of weaker financial results.

Exploration and Research Expenses

Exploration activities are being conducted near our existing mines with a focus on opportunities to expand reserves that will support additional future production capacity in the large mineral districts where we currently operate. Significantly expanded drilling activities during 2007 and 2008 were successful in providing reserve additions and in identifying potential additional ore adjacent to existing ore bodies. Results indicate opportunities for future potential reserve additions at Morenci, Sierrita and Bagdad in North America, at Cerro Verde in South America and in the Tenke Fungurume district.

Consolidated exploration and research expenses totaled $90 million in 2009, $292 million in 2008 and $145 million in 2007. Throughout most of 2008, expenditures primarily reflected increased exploration efforts in North America and also in Africa, including targets outside the area of initial development at Tenke Fungurume. However, in response to weak market conditions at the end of 2008, we revised operating plans to significantly reduce exploration costs in 2009. During 2009, we focused on analyzing exploration data gained through the core drilling previously undertaken in addition to conducting new activities. For 2010, exploration expenditures are expected to approximate $100 million. Exploration activities will continue to focus on the potential in our existing mineral districts.

Long-Lived Asset Impairments and Other Charges

During 2009, net restructuring and other charges totaled $77 million ($61 million to net income attributable to FCX common stockholders or $0.13 per share), which included charges of $54 million ($43 million to net income or $0.09 per share) associated with the partial settlement of the City of Blackwell lawsuit.

During 2008, we recognized charges totaling $11.0 billion ($6.7 billion to net loss attributable to FCX common stockholders or $17.52 per share) for long-lived asset impairments and other charges. During fourth-quarter 2008, we concluded that the declines in copper and molybdenum prices and the deterioration of the economic environment represented significant adverse changes in the business, and therefore evaluated our long-lived assets for impairment as of December 31, 2008, which resulted in the recognition of asset impairment charges totaling $10.9 billion ($6.6 billion to net loss attributable to FCX common stockholders or $17.34 per share). In addition, during fourth-quarter 2008, we recorded net restructuring and other charges totaling $111 million ($67 million to net loss attributable to FCX common stockholders or $0.18 per share) associated with our revised operating plans, including contract termination costs, other project cancellation costs, employee severance and benefits and special retirement benefits and curtailments.

Refer to Note 2 for further discussion of these charges.

Goodwill Impairment

Our annual impairment test of goodwill at December 31, 2008, resulted in the recognition of goodwill impairment charges totaling $6.0 billion ($6.0 billion to net loss attributable to FCX common stockholders or $15.69 per share). Refer to Note 6 for further discussion.

Interest Expense, Net

Consolidated interest expense (before capitalization) totaled $664 million in 2009, $706 million in 2008 and $660 million in 2007. Lower interest expense in 2009, compared with 2008, primarily reflected net repayments of debt and lower interest rates on our variable-rate debt during 2009. Higher interest expense in 2008, compared with 2007, primarily reflected the impacts associated with accretion of the fair values of environmental obligations (determined on a discounted cash flow basis) assumed in the acquisition of Phelps Dodge, partly offset by lower interest expense associated with net repayments of debt during 2007. Refer to "Capital Resources and Liquidity – Financing Activities" for discussion of debt repayments.

Capitalized interest is primarily related to our development projects and totaled $78 million in 2009, $122 million in 2008 and $147 million in 2007. The decrease in capitalized interest in 2009 primarily reflects the substantial completion of development activities at our Tenke Fungurume mine. Refer to "Current Development Projects" for further discussion.

Losses on Early Extinguishment of Debt

During 2009, we recorded losses on early extinguishment of debt totaling $48 million ($43 million to net income attributable to FCX common stockholders or $0.09 per share), including $14 million ($13 million to net income attributable to FCX common stockholders) associated with the redemption of our $340 million of 6⅞% Senior Notes and $34 million ($30 million to net income attributable to FCX common stockholders) for open-market purchases of our 8.25% Senior Notes, 8.375% Senior Notes and 8¾% Senior Notes.

During 2008, we recorded net losses on early extinguishment of debt totaling $6 million ($5 million to net loss attributable to FCX common stockholders or $0.01 per share) associated with an open-market purchase of $33 million of our 9½% Senior Notes.

During 2007, we recorded net losses on early extinguishment of debt totaling $173 million ($132 million to net income attributable to FCX common stockholders or $0.33 per share) primarily related to the accelerated recognition of deferred financing costs associated with early repayment of amounts under the $11.5 billion senior credit facility, including the refinancing of the Tranche B term loan. Also included was $17 million ($10 million to net income attributable to FCX common stockholders or $0.02 per share) related to premiums paid and the accelerated recognition of deferred financing costs associated with the May 2007 redemption of our 10⅛% Senior Notes.

Refer to Note 10 for further discussion of these transactions.

Gains on Sales of Assets

Gains on sales of assets totaled $13 million ($8 million to net loss attributable to FCX common stockholders or $0.02 per share) in 2008 and $85 million ($52 million to net income attributable to FCX common stockholders or $0.13 per share) in 2007 primarily associated with sales of marketable securities.

Other (Expense) Income, Net

Other (expense) income, net, totaled $(53) million in 2009, $(22) million in 2008 and $157 million in 2007. The decrease in 2009, compared with 2008, primarily related to lower interest income ($46 million). The decrease in 2008, compared with 2007, primarily related to lower interest income ($82 million) and higher foreign currency exchange losses ($64 million) mostly associated with estimated Chilean tax payments.

(Provision for) Benefit from Income Taxes

Our income tax provision for 2009 resulted from taxes on international operations ($2.3 billion) and U.S. operations ($35 million). Our effective tax rate is sensitive to changes in commodity prices and the mix of income between U.S. and international operations. The difference between our consolidated effective income tax rate of 40 percent in 2009 and the U.S. federal statutory rate of 35 percent primarily was attributable to the high proportion of income earned in Indonesia, which was taxed at an effective tax rate of 42 percent.

Our benefit from income taxes in 2008 resulted from U.S. operations ($3.4 billion), partly offset by taxes on international operations ($604 million). The difference between our consolidated effective income tax rate of 21 percent in 2008 and the U.S. federal statutory rate of 35 percent primarily was attributable to goodwill impairment charges, which were non-deductible for tax purposes, and the recognition of a valuation allowance against U.S. federal alternative minimum tax credits, partly offset by benefits for percentage depletion and U.S. state income taxes.

A summary of the approximate amounts in the calculation of our consolidated (provision for) benefit from income taxes for 2009 and 2008 follows (in millions, except percentages):

	Year Ended December 31, 2009			Year Ended December 31, 2008		
	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.	**$ 117**	**70%**	**$ (82)**	$ 1,258	15%	$ (191)
South America	**2,010**	**32%**	**(650)**	1,752	32%	(553)
Indonesia	**4,000**	**42%**	**(1,697)**	1,432	43%	(612)
Africa	**(60)**	**25%**	**15**	(187)	35%	66
Asset impairment charges	**—**	**N/A**	**—**	(10,867)	39%	4,212
Goodwill impairment charges	**—**	**N/A**	**—**	(5,987)	N/A	–
LCM inventory adjustments	**(19)**	**20%**	**4**	(782)	38%	299
Eliminations and other	**(232)**	**N/A**	**60**	72	N/A	(18)
Adjustments	**N/A**	**N/A**	**43[b]**	N/A	N/A	(359)[c]
Consolidated FCX	**$ 5,816**	**40%**	**$ (2,307)**	$ (13,309)	21%	$ 2,844

a. Represents income (loss) from continuing operations (by geographic location) before income taxes and equity in affiliated companies' net earnings.
b. Includes a favorable adjustment totaling $43 million resulting from completion of a review of U.S. deferred income tax accounts.
c. Represents an adjustment to establish a valuation allowance against U.S. federal alternative minimum tax credits.

Our estimated consolidated effective tax rate for 2010 will vary with commodity price changes and the mix of income from international and U.S. operations. Assuming average prices of $3.25 per pound for copper, $1,100 per ounce for gold, $12 per pound for molybdenum and current sales estimates, we estimate our annual consolidated effective tax rate will approximate 37 percent; however, the rate would range from approximately 40 percent at $2.50 per pound for copper to approximately 37 percent at $3.50 per pound for copper.

Our income tax provision from continuing operations in 2007 resulted from taxes on international operations ($2.2 billion) and U.S. operations ($215 million). The difference between our consolidated effective income tax rate of 39 percent for 2007 and the U.S. federal statutory rate of 35 percent primarily was attributable to (i) withholding taxes related to earnings from Indonesia and South America mining operations, (ii) a U.S. foreign tax credit limitation and (iii) an adjustment associated with the reversal of the Phelps Dodge indefinite reinvestment assertion on certain earnings in South America, partly offset by a U.S. benefit for percentage depletion and an international tax rate differential.

A summary of the approximate amounts in the calculation of our consolidated provision for income taxes for 2007 follows (in millions, except percentages):

	Year Ended December 31, 2007		
	Income (Loss)[a]	Effective Tax Rate	Income Tax Provision
U.S.	$ 976	22%	$ (215)
South America	2,254	33%	(742)
Indonesia	2,860	46%	(1,326)
Africa	(3)	NM*	(4)
Eliminations and other	24	N/A	(2)
Adjustments	N/A	N/A	(111)[b]
Consolidated FCX	$ 6,111	39%	$(2,400)

* NM = Not meaningful

a. Represents income from continuing operations (by geographic location) before income taxes and equity in affiliated companies' net earnings.
b. Represents an adjustment for a one-time charge associated with the reversal of the Phelps Dodge indefinite reinvestment assertion on certain earnings in South America. This adjustment was fully offset by a reduction in noncontrolling interests' share of net income.

Refer to Note 13 for further discussion of income taxes.

OPERATIONS

For comparative purposes, certain of the operating data included in this section for our North America copper mines, South America copper mines and Molybdenum operations for the year 2007, combines our historical data beginning March 20, 2007, with Phelps Dodge pre-acquisition data through March 19, 2007. As the pre-acquisition data represents the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.

North America Copper Mines

We currently have six operating copper mines in North America – Morenci, Sierrita, Bagdad, Safford and Miami in Arizona, and Tyrone in New Mexico. All of these mining operations are wholly owned, except for Morenci, an unincorporated joint venture, in which we own an 85 percent undivided interest.

The North America copper mines include open-pit mining, sulfide ore concentrating, leaching and solution extraction/electrowinning (SX/EW) operations. In addition to copper, the Morenci, Sierrita and Bagdad mines produce molybdenum as a by-product. A majority of the copper produced at our North America copper mines is cast into copper rod by our Rod & Refining operations. Rod and wire sales to outside wire and cable manufacturers represented approximately 72 percent of North America copper sales in 2009. The remainder of our North America copper sales is primarily in the form of copper cathode or copper concentrate. Refer to Note 20 for further discussion of our reportable segment in the North America copper mines division.

In response to weak market conditions, operating plans at our North America copper mines were revised at the end of 2008 and in early 2009 primarily to reflect curtailed production rates, capital cost reductions and the incorporation of reduced input costs (refer to Note 2 for further discussion). In October 2009, we announced initiatives to resume limited mining activities at the Miami mine in Arizona. This project, which was deferred in late 2008, will improve efficiencies of ongoing reclamation projects associated with historical mining operations at the site. In addition, we are initiating activities to restart the Morenci mill, which was temporarily idled in February 2009, to process available sulfide material currently being mined. Refer to "Current Development Projects" for further discussion of these development projects. Operating plans at our North America copper mines continue to be reviewed and additional adjustments will be made in response to changes in market conditions.

In December 2009, we purchased property adjacent to our Sierrita operations, which includes the Twin Buttes copper mine that ceased operations in 1994 (refer to "Current Development Projects" for further discussion).

Operating Data. Following is summary operating data for the North America copper mines for the years ended December 31, 2009, 2008 and 2007. The operating data for 2007 combines our historical data beginning March 20, 2007, with Phelps Dodge pre-acquisition data through March 19, 2007. As the pre-acquisition data represents the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.

	2009	2008	2007[a]
Operating Data, Net of Joint Venture Interest			
Copper (millions of recoverable pounds)			
Production	**1,147**	1,430	1,320
Sales, excluding purchases	**1,187**	1,434	1,332
Average realized price per pound	**$ 2.38**	$ 3.07	$ 3.10[b]
Molybdenum (millions of recoverable pounds)			
Production[c]	**25**	30	30
100% Operating Data			
SX/EW operations			
Leach ore placed in stockpiles (metric tons per day)	**589,400**	1,095,200	798,200
Average copper ore grade (percent)	**0.29**	0.22	0.23
Copper production (millions of recoverable pounds)	**859**	943	940
Mill operations			
Ore milled (metric tons per day)	**169,900**	249,600	223,800
Average ore grade (percent):			
Copper	**0.33**	0.40	0.35
Molybdenum	**0.02**	0.02	0.02
Copper recovery rate (percent)	**86.0**	82.9	84.5
Production (millions of recoverable pounds):			
Copper	**364**	599	501
Molybdenum	**25**	30	30

a. The North America copper mines' operating data for 2007 combines our historical data beginning March 20, 2007, with Phelps Dodge pre-acquisition data through March 19, 2007. As the pre-acquisition data represents the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.
b. Amount was $3.25 per pound of copper before charges for mark-to-market accounting adjustments on the 2007 copper price protection program.
c. Reflects by-product molybdenum production from the North America copper mines. Sales of by-product molybdenum are reflected in the Molybdenum segment.

2009 Compared with 2008

Copper sales volumes from our North America copper mines decreased to 1.2 billion pounds in 2009, compared with 1.4 billion pounds in 2008. Certain of our North America copper mines continue to operate at reduced rates in response to reduced demand for copper in the Western world. Copper sales volumes from our North America copper mines are expected to approximate 1.0 billion pounds in 2010, which reflects the impacts of reduced 2009 mining activities on 2010 leaching operations. By-product molybdenum production from our North America copper mines is expected to approximate 30 million pounds in 2010.

2008 Compared with 2007

Copper sales from the North America copper mines increased to 1.4 billion pounds in 2008, compared with 1.3 billion pounds for the combined year 2007, primarily reflecting additional copper production from the Safford mine, which began production in December 2007 and was ramping up to design capacity during 2008 before operating plans were revised in fourth-quarter 2008 to curtail production.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Molybdenum

The following tables summarize unit net cash costs and gross profit per pound at the North America copper mines for the years ended December 31, 2009 and 2008, and for the period March 20, 2007, through December 31, 2007. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

2009 Compared with 2008	2009			2008		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Molybdenum[a]		Copper	Molybdenum[a]
Revenues, excluding adjustments shown below	**$ 2.38**	**$ 2.38**	**$10.96**	$ 3.07	$ 3.07	$30.25
Site production and delivery, before net noncash and nonrecurring costs shown below	**1.25**	**1.15**	**5.67**	1.88	1.63	12.67
By-product credits[a]	**(0.23)**	**—**	**—**	(0.64)	—	—
Treatment charges	**0.09**	**0.09**	**—**	0.09	0.09	—
Unit net cash costs	**1.11**	**1.24**	**5.67**	1.33	1.72	12.67
Depreciation, depletion and amortization	**0.22**	**0.21**	**0.40**	0.53	0.46	2.81
Noncash and nonrecurring costs, net	**0.11**	**0.11**	**0.07**	0.52	0.49	1.34
Total unit costs	**1.44**	**1.56**	**6.14**	2.38	2.67	16.82
Revenue adjustments, primarily for hedging	**0.08**	**0.08**	**—**	(0.05)	(0.05)	—
Idle facility and other non-inventoriable costs	**(0.08)**	**(0.08)**	**—**	(0.06)	(0.06)	(0.05)
Gross profit per pound	**$ 0.94**	**$ 0.82**	**$ 4.82**	$ 0.58	$ 0.29	$13.38
Copper sales (millions of recoverable pounds)	**1,185**	**1,185**		1,430	1,430	
Molybdenum sales (millions of recoverable pounds)[b]			**25**			30

a. Molybdenum by-product credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
b. Reflects molybdenum produced by the North America copper mines.

Unit net cash costs (net of by-product credits) for our North America copper mines decreased to $1.11 per pound of copper in 2009, compared with $1.33 per pound in 2008, primarily reflecting a net decrease in site production and delivery costs ($0.63 per pound) associated with cost reduction and efficiency efforts, including the impact of lower operating rates and reduced input costs (principally for energy), partly offset by changes in inventory, which reflects the impact of historical higher cost production on inventory carrying values. The decrease in site production and delivery costs was partly offset by lower molybdenum credits ($0.41 per pound) primarily resulting from lower molybdenum prices and sales volumes.

Our operating North America copper mines have varying cost structures because of differences in ore grades and ore characteristics, processing costs, by-products and other factors. During 2009, unit net cash costs for the North America copper mines ranged from a net cost of $0.91 per pound to $1.66 per pound at the individual mines and averaged $1.11 per pound. Based on current operating plans and assuming achievement of current sales estimates and average prices of $12 per pound of molybdenum for 2010, we estimate that average unit net cash costs (net of by-product credits) for our North America copper mines would approximate $1.23 per pound of copper in 2010. Unit net cash costs for 2010 are expected to be higher, compared with 2009, primarily because of higher input costs and lower volumes, partly offset by higher molybdenum credits. Each $1 per pound change in the average molybdenum price during the year would have an approximate $0.02 per pound impact on the North America copper mines' 2010 unit net cash costs.

The decrease in depreciation, depletion and amortization in 2009, compared with 2008, primarily reflected the impact of the long-lived asset impairment charges recognized in fourth-quarter 2008 (refer to Note 2 for further discussion).

Noncash and nonrecurring costs consist of items such as LCM inventory adjustments and other unusual charges. Noncash and nonrecurring costs for 2008 include charges for LCM inventory adjustments, which totaled $661 million, or $0.46 per pound in 2008; there were no LCM copper inventory adjustments recorded at the North America mines in 2009.

Revenue adjustments primarily reflect unrealized gains (losses) on copper derivative contracts entered into with our U.S. copper rod customers, which allow us to receive market prices in the month of shipment while the customer pays the fixed price they requested (refer to Note 16 for further discussion).

2008 Compared with 2007	2008 By-Product Method	2008 Co-Product Method Copper	2008 Co-Product Method Molybdenum[b]	2007[a] By-Product Method	2007[a] Co-Product Method Copper	2007[a] Co-Product Method Molybdenum[b]
Revenues, excluding adjustments shown below	$ 3.07	$ 3.07	$30.25	$ 3.40	$ 3.40	$30.69
Site production and delivery, before net noncash and nonrecurring costs shown below	1.88	1.63	12.67	1.46	1.25	10.85
By-product credits[b]	(0.64)	—	—	(0.69)	—	—
Treatment charges	0.09	0.09	—	0.10	0.10	—
Unit net cash costs	1.33	1.72	12.67	0.87	1.35	10.85
Depreciation, depletion and amortization	0.53	0.46	2.81	0.47	0.40	2.89
Noncash and nonrecurring costs, net	0.52	0.49	1.34	0.35	0.33	0.15
Total unit costs	2.38	2.67	16.82	1.69	2.08	13.89
Revenue adjustments, primarily for hedging	(0.05)	(0.05)	—	(0.20)	(0.20)	—
Idle facility and other non-inventoriable costs	(0.06)	(0.06)	(0.05)	(0.05)	(0.05)	(0.03)
Gross profit per pound	$ 0.58	$ 0.29	$13.38	$ 1.46	$ 1.07	$16.77
Copper sales (millions of recoverable pounds)	1,430	1,430		1,038	1,038	
Molybdenum sales (millions of recoverable pounds)[c]			30			23

a. Reflects the period from March 20, 2007, through December 31, 2007.
b. Molybdenum by-product credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
c. Reflects molybdenum produced by the North America copper mines.

Unit net cash costs (net of by-product credits) for our North America copper mines increased to $1.33 per pound of copper in 2008, compared with $0.87 per pound of copper for the period March 20, 2007, through December 31, 2007, primarily reflecting production cost increases associated with higher mining costs and milling rates, higher energy costs and costs of other consumables and higher costs associated with Safford as the mine ramped up to full production rates.

The increase in noncash and nonrecurring costs for 2008 primarily reflected charges for LCM inventory adjustments in 2008 totaling $661 million ($0.46 per pound), partly offset by lower purchase accounting impacts related to increased carrying values of acquired inventory, which totaled $24 million ($0.02 per pound) in 2008 and $344 million ($0.33 per pound) in 2007.

Revenue adjustments primarily reflect unrealized losses on copper derivative contracts entered into with our U.S. copper rod customers. In 2007, revenue adjustments also reflected mark-to-market accounting adjustments on the 2007 copper price protection program totaling $175 million ($0.17 per pound).

South America Copper Mines

We have four operating copper mines in South America – Cerro Verde in Peru, and Candelaria, Ojos del Salado and El Abra in Chile. We own a 53.56 percent interest in Cerro Verde, an 80 percent interest in both Candelaria and Ojos del Salado and a 51 percent interest in El Abra.

The South America copper mines include open-pit and underground mining, sulfide ore concentrating, leaching and SX/EW operations. In addition to copper, the Cerro Verde mine produces molybdenum concentrates as a by-product, and the Candelaria and Ojos del Salado mines produce gold and silver as by-products.

Production from our South America copper mines is sold as copper concentrate or copper cathode under long-term contracts. Beginning in 2008, our South America copper mines began selling a portion of their copper concentrate and cathode inventories to Atlantic Copper, an affiliated smelter. Refer to Note 20 for further discussion of our reportable segment in the South America copper mines division.

In response to weak market conditions, operating plans at our South America copper mines were revised at the end of 2008 primarily to reflect the incorporation of reduced input costs and a reduction in capital spending plans. We also temporarily curtailed the molybdenum circuit at Cerro Verde (which resumed in September 2009). In October 2009, we announced initiatives to resume certain project development activities, including development of sulfide ores at El Abra and an expansion of the Cerro Verde concentrator (refer to "Current Development Projects" for further discussion).

Refer to Note 14 for information on contingencies at our South America copper mines.

Operating Data. Following is summary operating data for the South America copper mines for the years ended December 31, 2009, 2008 and 2007. The below operating data for 2007 combines our historical data beginning March 20, 2007, with Phelps Dodge pre-acquisition data through March 19, 2007. As the pre-acquisition data represents the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.

	2009	2008	2007[a]
Copper (millions of recoverable pounds)			
Production	**1,390**	1,506	1,413
Sales	**1,394**	1,521	1,399
Average realized price per pound	**$ 2.70**	$ 2.57	$ 3.25
Gold (thousands of recoverable ounces)			
Production	**92**	114	116
Sales	**90**	116	114
Average realized price per ounce	**$ 982**	$ 853	$ 683
Molybdenum (millions of recoverable pounds)			
Production[b]	**2**	3	1
SX/EW operations			
Leach ore placed in stockpiles (metric tons per day)	**258,200**	279,700	289,100
Average copper ore grade (percent)	**0.45**	0.45	0.43
Copper production (millions of recoverable pounds)	**565**	560	569
Mill operations			
Ore milled (metric tons per day)	**181,300**	181,400	167,900
Average ore grade:[c]			
Copper (percent)	**0.66**	0.75	0.74
Molybdenum (percent)	**0.02**	0.02	0.02
Copper recovery rate (percent)	**88.9**	89.2	87.1
Production (recoverable):			
Copper (millions of pounds)	**825**	946	844
Gold (thousands of ounces)	**92**	114	116
Molybdenum (millions of pounds)	**2**	3	1

a. The South America copper mines' operating data for 2007 combines our historical data beginning March 20, 2007, with Phelps Dodge pre-acquisition data through March 19, 2007. As the pre-acquisition data represents the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.
b. Reflects by-product molybdenum production from our Cerro Verde copper mine. Sales of by-product molybdenum are reflected in the Molybdenum segment.
c. Average ore grades of gold produced at our South America mines rounds to less than 0.001 grams per metric ton.

2009 Compared with 2008

Copper sales volumes from the South America copper mines decreased to 1.4 billion pounds in 2009, compared with 1.5 billion for the year 2008, primarily reflecting lower ore grades at Candelaria and downtime for mill maintenance at Cerro Verde. Consolidated sales volumes from our South America copper mines are expected to approximate 1.3 billion pounds of copper and 100 thousand ounces of gold in 2010. Projected copper sales volumes for 2010 are lower than 2009 primarily because of the impact of anticipated lower ore grades at El Abra.

2008 Compared with 2007

Copper sales volumes from the South America copper mines increased to 1.5 billion pounds in 2008, compared with 1.4 billion pounds for the combined year 2007, primarily reflecting higher production from the Cerro Verde concentrator, which reached design capacity in mid-2007.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper

The following tables summarize unit net cash costs and gross profit per pound at the South America copper mines for the years ended December 31, 2009 and 2008, and for the period March 20, 2007, through December 31, 2007. The below tables reflect unit net cash costs per pound of copper under the by-product and co-product methods as the South America copper mines also had small amounts of molybdenum, gold and silver sales. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

2009 Compared with 2008	2009 By-Product Method	2009 Co-Product Method	2008 By-Product Method	2008 Co-Product Method
Revenues, excluding adjustments shown below	**$ 2.70**	**$ 2.70**	$ 2.57	$ 2.57
Site production and delivery, before net noncash and nonrecurring costs shown below	**1.08**	**1.02**	1.13	1.07
By-product credits	**(0.11)**	**—**	(0.13)	—
Treatment charges	**0.15**	**0.15**	0.14	0.14
Unit net cash costs	**1.12**	**1.17**	1.14	1.21
Depreciation, depletion and amortization	**0.20**	**0.19**	0.33	0.32
Noncash and nonrecurring costs, net	**0.02**	**0.02**	0.07	0.06
Total unit costs	**1.34**	**1.38**	1.54	1.59
Revenue adjustments, primarily for pricing on prior year open sales	**0.08**	**0.08**	0.15	0.15
Other non-inventoriable costs	**(0.02)**	**(0.02)**	(0.02)	(0.02)
Gross profit per pound	**$ 1.42**	**$ 1.38**	$ 1.16	$ 1.11
Copper sales (millions of recoverable pounds)	**1,394**	**1,394**	1,521	1,521

Unit net cash costs (net of by-product credits) for our South America copper mines decreased to $1.12 per pound of copper in 2009, compared with $1.14 per pound in 2008, primarily reflecting lower site production and delivery costs ($0.05 per pound) associated with lower input costs (primarily for energy).

Our South America copper mines have varying cost structures because of differences in ore grades and ore characteristics, processing costs, by-products and other factors. During 2009, unit net cash costs for the South America copper mines ranged from $1.01 per pound to $1.24 per pound at the individual mines and averaged $1.12 per pound. Assuming achievement of current sales volumes estimates and estimates for commodity-based inputs, we estimate that average unit net cash costs (net of by-product credits) for our South America copper mines would approximate $1.20 per pound of copper in 2010. Unit net cash costs for 2010 are expected to be higher than in 2009, primarily because of lower volumes and the impact of foreign currency exchange rates, partly offset by lower sulphuric acid costs.

The decrease in depreciation, depletion and amortization in 2009, compared with 2008, primarily reflected the impact of the long-lived asset impairment charges recognized in fourth-quarter 2008 (refer to Note 2 for further discussion of these impairment charges).

	2008		2007[a]	
2008 Compared with 2007	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments shown below	$ 2.57	$ 2.57	$ 3.30	$ 3.30
Site production and delivery, before net noncash and nonrecurring costs shown below	1.13	1.07	0.92	0.88
By-product credits	(0.13)	–	(0.09)	–
Treatment charges	0.14	0.14	0.20	0.20
Unit net cash costs	1.14	1.21	1.03	1.08
Depreciation, depletion and amortization	0.33	0.32	0.32	0.32
Noncash and nonrecurring costs, net	0.07	0.06	0.14	0.14
Total unit costs	1.54	1.59	1.49	1.54
Revenue adjustments, primarily for pricing on prior year open sales	0.15	0.15	0.06	0.06
Idle facility and other non-inventoriable costs	(0.02)	(0.02)	(0.02)	(0.02)
Gross profit per pound	$ 1.16	$ 1.11	$ 1.85	$ 1.80
Copper sales (millions of recoverable pounds)	1,521	1,521	1,177	1,177

a. Reflects the period from March 20, 2007, through December 31, 2007.

Unit net cash costs (net of by-product credits) increased to $1.14 per pound of copper in 2008, compared with $1.03 per pound for the period March 20, 2007, through December 31, 2007, reflecting production cost increases associated with higher mining costs and milling rates and higher energy, sulphuric acid and other commodity-based input costs. These increases were partly offset by higher volumes, higher by-product credits and lower treatment charges during 2008.

The change in noncash and nonrecurring costs for 2008 primarily reflects lower purchase accounting impacts related to increased carrying values of acquired inventory, which totaled $46 million ($0.03 per pound) in 2008 and $169 million ($0.14 per pound) in 2007.

Indonesia Mining

Indonesia mining includes PT Freeport Indonesia's Grasberg minerals district. We own 90.64 percent of PT Freeport Indonesia, including 9.36 percent owned through our wholly owned subsidiary, PT Indocopper Investama.

PT Freeport Indonesia produces copper concentrates, which contain significant quantities of gold and silver. Substantially all of PT Freeport Indonesia's copper concentrates are sold under long-term contracts. Approximately one-half of its concentrate production is sold to affiliated smelters, Atlantic Copper and PT Smelting (PT Freeport Indonesia's 25-percent owned copper smelter and refinery in Indonesia – refer to Note 3 for further discussion), and the remainder to other customers.

PT Freeport Indonesia operates under an agreement, called a Contract of Work, with the Government of Indonesia that allows us to conduct exploration, mining and production activities in a 24,700-acre area called Block A located in Papua, Indonesia (refer to Note 15 for further discussion). Under the Contract of Work, PT Freeport Indonesia also conducts exploration activities in an approximate 500,000-acre area called Block B in Papua. All of PT Freeport Indonesia's proven and probable mineral reserves and current mining operations, including the Grasberg minerals district, are located in Block A.

We have established certain unincorporated joint ventures with Rio Tinto plc (Rio Tinto), an international mining company with headquarters in London, England. Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia's Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. Refer to Note 3 for further discussion of joint ventures with Rio Tinto.

As originally reported in January 2006, we received and responded to requests from U.S. governmental authorities related to PT Freeport Indonesia's support of Indonesian security institutions. In May 2009, we were notified by the SEC that the U.S. government's investigation has been completed and no action has been recommended.

Since July 2009, there have been a series of shooting incidents along the road leading to our mining and milling operations at the Grasberg mining complex, including an incident in January 2010. In connection with these incidents, there have been three fatalities (including a PT Freeport Indonesia employee, a security contractor and an Indonesian policeman) and several injuries. The Indonesian government has responded with additional security forces and expressed a strong commitment to protect the safety of the community and our operations. The investigation of these matters is continuing, and we have taken precautionary measures, including limiting use of the road to secured convoys. Our mining and milling activities have continued uninterrupted; however, prolonged limitations on access to the road could adversely affect operations at the mine. See "Risk Factors" contained in Part I, Item 1A of our Form 10-K for the year ended December 31, 2009, for further discussion of these matters.

Refer to Note 14 for information on contingencies at our Indonesia mining operations.

Operating Data. Following is summary operating data for our Indonesia mining operations for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Consolidated Operating Data, Net of Joint Venture Interest			
Copper (millions of recoverable pounds)			
Production	**1,412**	1,094	1,151
Sales	**1,400**	1,111	1,131
Average realized price per pound	**$ 2.65**	$ 2.36	$ 3.32
Gold (thousands of recoverable ounces)			
Production	**2,568**	1,163	2,198
Sales	**2,543**	1,182	2,185
Average realized price per ounce	**$ 994**	$ 861	$ 681
100% Operating Data			
Ore milled (metric tons per day):			
Grasberg open pit[a]	**166,300**	129,800	159,100
Deep Ore Zone (DOZ) underground mine[a]	**72,000**	63,100	53,500
Total	**238,300**	192,900	212,600
Average ore grade:			
Copper (percent)	**0.98**	0.83	0.82
Gold (grams per metric ton)	**1.30**	0.66	1.24
Recovery rates (percent):			
Copper	**90.6**	90.1	90.5
Gold	**83.7**	79.9	86.2
Production (recoverable):			
Copper (millions of pounds)	**1,641**	1,109	1,211
Gold (thousands of ounces)	**2,984**	1,163	2,608

a. Amounts represent the approximate average daily throughput processed at PT Freeport Indonesia's mill facilities from each producing mine.

2009 Compared with 2008

At the Grasberg mine, the sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production resulting in varying quarterly and annual sales of copper and gold. PT Freeport Indonesia's share of sales increased to 1.4 billion pounds of copper and 2.5 million ounces of gold in 2009, compared with 1.1 billion pounds of copper and 1.2 million ounces of gold in 2008, as a result of mining in a higher grade section of the Grasberg open pit during 2009, including accelerated mining of a higher grade section that was previously scheduled to be mined in future periods. PT Freeport Indonesia's sales for 2010 are expected to approximate 1.2 billion pounds of copper and 1.7 million ounces of gold, which is lower than 2009 volumes, as a result of transitioning to a lower grade section of the Grasberg open pit in 2010. Anticipated changes in ore grades throughout the year are expected to result in variability in quarterly volumes. Approximately 60 percent of PT Freeport Indonesia's copper and gold production is expected in the second half of 2010.

2008 Compared with 2007

PT Freeport Indonesia's share of sales totaled 1.1 billion pounds of copper and 1.2 million ounces of gold in 2008, compared with 1.1 billion pounds of copper and 2.2 million ounces of gold in 2007. Lower gold sales volumes in 2008 resulted from mining in a lower grade section of the Grasberg open pit during the first nine months of 2008.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper/per Ounce of Gold

The following tables summarize the unit net cash (credits) costs and gross profit per pound of copper and per ounce of gold at our Indonesia mining operations for the years ended December 31, 2009, 2008 and 2007. Refer to "Production Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

2009 Compared with 2008	2009			2008		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Gold		Copper	Gold
Revenues, after adjustments shown below	**$ 2.65**	**$ 2.65**	**$ 993.72**	$ 2.36	$ 2.36	$ 861.43
Site production and delivery, before net noncash and nonrecurring costs shown below	**1.05**	**0.62**	**231.57**	1.59	1.13	412.72
Gold and silver credits	**(1.86)**	**—**	**—**	(0.97)	—	—
Treatment charges	**0.22**	**0.13**	**49.18**	0.24	0.17	62.69
Royalty on metals	**0.10**	**0.06**	**23.18**	0.10	0.07	26.50
Unit net cash (credits) costs	**(0.49)**	**0.81**	**303.93**	0.96	1.37	501.91
Depreciation and amortization	**0.20**	**0.11**	**43.36**	0.20	0.14	52.09
Noncash and nonrecurring costs, net	**0.03**	**0.02**	**5.93**	0.03	0.02	7.18
Total unit (credits) costs	**(0.26)**	**0.94**	**353.22**	1.19	1.53	561.18
Revenue adjustments, primarily for pricing on prior year open sales	**0.04**	**0.04**	**2.12**	0.09	0.09	5.86
PT Smelting intercompany profit	**(0.04)**	**(0.02)**	**(8.45)**	0.01	0.01	4.18
Gross profit per pound/ounce	**$ 2.91**	**$ 1.73**	**$ 634.17**	$ 1.27	$ 0.93	$ 310.29
Copper sales (millions of recoverable pounds)	**1,400**	**1,400**		1,111	1,111	
Gold sales (thousands of recoverable ounces)			**2,543**			1,182

Because of the fixed nature of a large portion of PT Freeport Indonesia's costs, unit costs vary significantly from period to period depending on volumes of copper and gold sold during the period. Unit net cash costs (net of gold and silver credits) decreased to a net credit of $0.49 per pound of copper in 2009, compared with a net cost of $0.96 per pound in 2008, reflecting higher gold and silver credits ($0.89 per pound) resulting from higher gold sales volumes and prices in 2009, and lower site production and delivery costs ($0.54 per pound) primarily associated with higher copper sales volumes and lower commodity-based input costs.

Treatment charges vary with the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold.

Because the majority of PT Freeport Indonesia's costs are fixed, unit costs vary with volumes sold and the price of gold. Assuming achievement of current sales volume estimates, average gold prices of $1,100 per ounce in 2010, and estimates for energy costs, currency exchange rates and other cost factors, we estimate that average unit net cash costs for PT Freeport Indonesia (net of gold and silver credits) would approximate $0.21 per pound of copper in 2010. Unit net cash costs for 2010 are expected to be higher, compared with 2009, primarily because of lower projected sales volumes and higher commodity-based input costs. Each $50 per ounce change in average gold prices during the year would have an approximate $0.07 per pound impact on PT Freeport Indonesia's 2010 unit net cash costs.

2008 Compared with 2007	2008			2007		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Gold		Copper	Gold
Revenues, after adjustments shown below	$ 2.36	$ 2.36	$ 861.43	$ 3.32	$ 3.32	$ 680.74
Site production and delivery, before net noncash and nonrecurring costs shown below	1.59	1.13	412.72	1.19	0.85	172.23
Gold and silver credits	(0.97)	—	—	(1.36)	—	—
Treatment charges	0.24	0.17	62.69	0.34	0.24	49.45
Royalty on metals	0.10	0.07	26.50	0.12	0.08	17.05
Unit net cash costs	0.96	1.37	501.91	0.29	1.17	238.73
Depreciation and amortization	0.20	0.14	52.09	0.17	0.12	25.54
Noncash and nonrecurring costs, net	0.03	0.02	7.18	0.04	0.03	5.90
Total unit costs	1.19	1.53	561.18	0.50	1.32	270.17
Revenue adjustments, primarily for pricing on prior year open sales	0.09	0.09	5.86	0.03	0.03	1.07
PT Smelting intercompany profit	0.01	0.01	4.18	0.01	0.01	1.71
Gross profit per pound/ounce	$ 1.27	$ 0.93	$ 310.29	$ 2.86	$ 2.04	$ 413.35
Copper sales (millions of recoverable pounds)	1,111	1,111		1,131	1,131	
Gold sales (thousands of recoverable ounces)			1,182			2,185

Unit net cash costs (net of gold and silver credits) increased to $0.96 per pound of copper in 2008, compared with $0.29 per pound in 2007, reflecting lower gold and silver credits associated with lower gold volumes in 2008, higher input costs, including higher mining rates and energy costs, and also reflected the impact of changes in cost sharing with our joint venture partner. Partly offsetting these increases were lower treatment charges, which vary with the volume of metals sold and the price of copper.

Africa Mining

Africa mining includes the Tenke Fungurume (Tenke) copper and cobalt mining concessions in the Katanga province of the DRC. We own an effective 57.75 percent interest in Tenke and are the operator of the project. The Tenke mine includes open-pit mining, leaching and SX/EW operations. Copper production from the Tenke mine is sold as copper cathode. In addition to copper, the Tenke mine produces cobalt hydroxide.

Construction activities for the initial development project are complete. Copper production commenced in March 2009 and Tenke achieved targeted copper production rates in September 2009. Start-up and quality issues continue to be addressed in the cobalt circuit and sustained targeted production rates are expected to be reached during 2010. Current operations are designed to produce approximately 250 million pounds of copper and 18 million pounds of cobalt per year. Refer to "Current Development Projects" for further discussion of the Tenke Fungurume project.

We are continuing to work cooperatively with the DRC government to resolve the ongoing contract review but cannot predict the timing or the outcome of this process. The contract review process has not affected our development schedule and we are continuing to operate pursuant to the terms of our contract. We believe that the contract is fair and equitable, complies with Congolese law and is enforceable without modifications. Refer to Note 15 for further discussion. See "Risk Factors" contained in Part I, Item 1A of our Form 10-K for the year ended December 31, 2009, for further discussion of these matters.

Operating Data. Following is summary operating data for our Africa mining operations for the year ended December 31, 2009.

	2009[a]
Copper (millions of recoverable pounds)	
Production	154
Sales	130
Average realized price per pound	$ 2.85
Ore milled (metric tons per day)	7,300
Average ore grade (percent)	3.69
Copper recovery rate (percent)	92.1

a. Results for 2009 represent mining operations, which began production in March 2009.

Tenke's sales volumes are expected to approximate 240 million pounds of copper and over 20 million pounds of cobalt for the year 2010. The high grades of copper and cobalt in the ore at the Tenke mine are expected to result in an attractive cost structure once the full operation reaches design capacity. Upon reaching design capacity in the copper and cobalt circuits and assuming average cobalt prices of $10 per pound, average unit net cash costs for Tenke are targeted to be $0.50 per pound of copper. Each $2 per pound change in average cobalt prices would have an approximate $0.12 per pound impact on Tenke's unit net cash costs. We will incorporate Tenke in our consolidated unit net cash cost disclosure upon completion of ramp-up activities, expected during 2010.

Pursuant to our agreement with Lundin Mining Corporation (Lundin), we were responsible for funding our share (70 percent) of project development costs and 100 percent of certain cost overruns on the initial Tenke Fungurume project. We and Lundin will be repaid our advances prior to distributions to shareholders of Tenke Fungurume. Accordingly, we will receive a disproportionate share of cash flow until the cost overrun financing and advances are repaid.

Molybdenum

Our Molybdenum operation is an integrated producer of molybdenum, with mining, sulfide ore concentrating, roasting and processing facilities that produce high-purity, molybdenum-based chemicals, molybdenum metal powder and metallurgical products, which are sold to customers around the world, and includes the wholly owned Henderson molybdenum mine in Colorado and related conversion facilities. The Henderson underground mine produces high-purity, chemical-grade molybdenum concentrates, which are typically further processed into value-added molybdenum chemical products. The Molybdenum operation also includes the wholly owned Climax molybdenum mine in Colorado, which has been on care-and-maintenance status since 1995; a sales company that purchases and sells molybdenum from our Henderson mine and from our North and South America copper mines that produce molybdenum as a by-product; and related conversion facilities that, at times, roast and/or process material on a toll basis. Toll arrangements require the tolling customer to deliver appropriate molybdenum-bearing material to our facilities for processing into a product that is returned to the customer, who pays us for processing their material into the specified products.

In response to market conditions during fourth-quarter 2008, we suspended construction activities associated with the project to restart the Climax molybdenum mine, which would have an annual capacity of 30 million pounds with expansion options. We will continue to monitor market conditions to determine timing for restarting construction of this project; once a decision is made to resume construction activities, the project could be completed within 18 months. Estimated remaining costs for the project approximate $350 million.

Operating Data. Following is summary operating data for the Molybdenum operations for the years ended December 31, 2009, 2008 and 2007. The operating data for 2007 combines our historical data beginning March 20, 2007, with Phelps Dodge pre-acquisition data through March 19, 2007. As the pre-acquisition data represents the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.

	2009	2008	2007[a]
Molybdenum (millions of recoverable pounds)			
Production[b]	**27**	40	39
Sales, excluding purchases[c]	**58**	71	69
Average realized price per pound	**$ 12.36**	$ 30.55	$ 25.87
Henderson molybdenum mine			
Ore milled (metric tons per day)	**14,900**	24,100	24,000
Average molybdenum ore grade (percent)	**0.25**	0.23	0.23
Molybdenum production (millions of recoverable pounds)	**27**	40	39

a. The Molybdenum operating data for 2007 combines our historical data beginning March 20, 2007, with Phelps Dodge pre-acquisition data through March 19, 2007. As the pre-acquisition data represents the results of these operations under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.
b. Reflects production at the Henderson molybdenum mine.
c. Includes sales of molybdenum produced as a by-product at our North and South America copper mines.

Beginning in fourth-quarter 2008, molybdenum markets were significantly affected by the downturn in economic conditions, which required us to operate the Henderson molybdenum mine at reduced rates during 2009. However, conditions have begun to improve and as a result Henderson was operating at 80 percent capacity at December 31, 2009, compared with 60 percent capacity during most of 2009. Molybdenum sales volumes decreased to 58 million pounds in 2009, compared with 71 million pounds in 2008, because of lower demand. For 2010, molybdenum sales volumes are expected to approximate 60 million pounds. We will continue to review operating plans and adjust operating rates to reflect market conditions.

Unit Net Cash Costs. Unit net cash costs per pound of molybdenum is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Molybdenum

The following table summarizes the unit net cash costs and gross profit per pound of molybdenum at our Henderson molybdenum mine for the years ended December 31, 2009 and 2008, and for the period March 20, 2007, through December 31, 2007. Refer to "Product Revenues and Production Costs" for a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2009	2008	2007[a]
Revenues	**$11.69**	$29.27	$27.12
Site production and delivery, before net noncash and nonrecurring costs shown below	**5.44**	5.36	4.37
Unit net cash costs	**5.44**	5.36	4.37
Depreciation, depletion and amortization	**0.98**	4.25	2.55
Noncash and nonrecurring costs, net	**0.03**	0.18[b]	0.05
Total unit costs	**6.45**	9.79	6.97
Gross profit per pound[c]	**$ 5.24**	$19.48	$20.15
Molybdenum sales (millions of recoverable pounds)[d]	**27**	40	31

a. Reflects the period from March 20, 2007, through December 31, 2007.
b. Includes charges of $0.03 per pound in 2008 associated with LCM inventory adjustments.
c. Gross profit reflects sales of Henderson products based on volumes produced at market-based pricing. On a consolidated basis, the Molybdenum segment includes profits on sales as they are made to third parties and realizations based on actual contract terms. As a result, the actual gross profit realized will differ from the amounts reported in this table.
d. Reflects molybdenum produced by the Henderson molybdenum mine.

Henderson's unit net cash costs were $5.44 per pound of molybdenum in 2009, $5.36 per pound in 2008 and $4.37 per pound in 2007. Henderson's unit net cash costs were unfavorably impacted in 2009 by lower production volumes, partly offset by the impact of cost reduction efforts. Higher costs in 2008, compared with 2007, primarily reflected higher input costs, including outside services, supplies and energy.

Assuming achievement of current 2010 sales estimates, we estimate that the 2010 average unit net cash costs for Henderson would approximate $5.50 per pound of molybdenum.

The decrease in Henderson's depreciation, depletion and amortization in 2009, compared with 2008, reflects the impact of long-lived asset impairment charges recognized in fourth-quarter 2008 (refer to Note 2 for further discussion).

The increase in Henderson's depreciation, depletion and amortization in 2008, compared with 2007, primarily reflected changes in purchase accounting impacts associated with adjustments to the estimated fair values of acquired property, plant and equipment, which were based on preliminary estimates in 2007 and finalized in first-quarter 2008.

Atlantic Copper Smelting & Refining

Atlantic Copper, our wholly owned subsidiary located in Spain, smelts and refines copper concentrates and markets refined copper and precious metals in slimes. PT Freeport Indonesia sells copper concentrate and the South America copper mines sell copper concentrate and copper cathode to Atlantic Copper. Through downstream integration, we are assured placement of a significant portion of our concentrate production. During 2009, Atlantic Copper purchased approximately 35 percent of its concentrate requirements from PT Freeport Indonesia and approximately 25 percent from our South America mines.

Smelting and refining charges consist of a base rate and, in certain contracts, price participation based on copper prices. Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and our South America copper mines and income to Atlantic Copper and PT Smelting, our 25 percent owned smelter and refinery in Gresik, Indonesia. Thus, higher treatment and refining charges benefit our smelter operations at Atlantic Copper and adversely affect our mining operations in Indonesia and South America. Our North America copper mines are not significantly affected by changes in treatment and refining charges because these operations are fully integrated with our Miami smelter located in Arizona.

Atlantic Copper had an operating loss of $56 million in 2009 compared to operating income of $10 million in 2008 and $3 million in 2007. The decrease in Atlantic Copper's operating results during 2009 primarily reflected lower sulphuric acid revenues resulting from lower prices.

We defer recognizing profits on PT Freeport Indonesia's and our South America copper mines' sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia's sales to PT Smelting until final sales to third parties occur. Changes in these net deferrals resulted in net reductions to net income attributable to FCX common stockholders totaling $109 million ($0.23 per share) in 2009, compared with net additions of $65 million ($0.17 per share) in 2008 and $8 million ($0.02 per share) in 2007. At December 31, 2009, our net deferred profits on PT Freeport Indonesia's and the South America copper mines' inventories at Atlantic Copper and PT Smelting to be recognized in future periods' net income after taxes and noncontrolling interests totaled $137 million.

CURRENT DEVELOPMENT PROJECTS

We have several projects and potential opportunities to expand our production volumes, extend mine lives and develop large-scale ore bodies. During fourth-quarter 2008, we deferred several project development activities because of the downturn in global economic conditions. Major development projects for 2009 consisted of underground development in the Grasberg minerals district and the Tenke Fungurume project (for which construction activities on the initial project are complete). During fourth-quarter 2009, we announced that we are resuming certain project development activities. Capital spending plans will continue to be reviewed and adjusted in response to changes in market conditions.

North America Copper Mines

Miami Restart. During fourth-quarter 2009, we initiated plans to restart limited mining activities at the Miami copper mine in Arizona, which will improve efficiencies of ongoing reclamation projects associated with historical mining operations at the site. During the approximate five-year mine life, we expect to ramp up production to approximately 100 million pounds of copper per year by the second half of 2011. The capital investment for this project is expected to approximate $40 million, which is lower than the initial estimate of $100 million because we intend to transfer existing mining equipment from other North America sites, rather than purchasing new equipment.

Morenci Mill Restart. We are initiating activities to restart the Morenci mill in Arizona, which was temporarily idled in February 2009 in response to market conditions, to process available sulfide material currently being mined. Copper concentrate production is expected to begin in second-quarter 2010, with mill throughput initially expected to approximate 30,000 metric tons per day, or approximately 60 percent of total mill capacity.

Twin Buttes. In December 2009, we purchased property adjacent to our Sierrita operations primarily from Twin Buttes Properties, Inc. for $200 million. The property includes the Twin Buttes copper mine, which ceased operations in 1994 and contains mineralized material of approximately 0.7 billion metric tons with average grades of 0.43 percent for copper and 0.024 percent for molybdenum. The purchase provides significant synergies in the Sierrita district, including the potential for expanded mining activities and access to material that can be used for Sierrita tailings and stockpile reclamation purposes. We plan to conduct studies to incorporate the Twin Buttes resources in our future plans to determine the optimum development plans for the district.

South America Copper Mines

El Abra Sulfide Ore. We have resumed construction activities associated with the development of a large sulfide deposit at El Abra that will extend the mine life by over ten years. Production from the sulfide ore, which will ramp up to approximately 300 million pounds of copper per year, is expected to begin in 2012 and will replace the current oxide ore copper production that is expected to decline over the next several years. The project will use a portion of the existing facilities to process the additional sulfide ore. The total aggregate capital investment for this project (which has been updated to incorporate recent foreign currency exchange rates and other cost increases) is expected to total $700 million through 2015, of which approximately $500 million is for the initial phase of the project that is expected to be completed in 2012. Aggregate project costs of $75 million have been incurred as of December 31, 2009 (most of which were incurred prior to the end of 2008).

Cerro Verde Expansion. We have commenced a project to optimize throughput at the existing Cerro Verde concentrator. This project, which is expected to be completed by the end of 2010, is designed to add 30 million pounds of additional copper production per year by increasing mill throughput from 108,000 metric tons of ore per day to 120,000 metric tons of ore per day. The aggregate capital investment for this project is expected to total approximately $50 million. We continue to study the potential for a major expansion at Cerro Verde.

Indonesia

We have several projects in progress in the Grasberg minerals district, including development of the large-scale, high-grade underground ore bodies located beneath and adjacent to the Grasberg open pit. In addition, we have completed the feasibility study for the Deep Mill Level Zone (DMLZ). Based on current estimates, we expect aggregate expenditures for underground mine development in the Grasberg minerals district to average approximately $450 million annually during the next 15 years. These costs will be shared with Rio Tinto in accordance with our joint venture agreement. Considering the long-term nature and large size of these projects, actual costs could differ materially from these estimates.

In addition to the mine development costs above, our current mine development plans include approximately $3 billion of capital expenditures at our processing facilities to optimize the handling of underground ore types once Grasberg open-pit operations cease. Substantially all of these expenditures will be made between 2017 and 2029. We continue to review our mine development and processing plans to maximize the value of our reserves.

The following discussion provides additional information on these current projects, including the continued development of the Common Infrastructure project, the Grasberg Block Cave and Big Gossan underground mines, a further expansion of the DOZ underground mine and development of the DMLZ ore body.

Common Infrastructure and Grasberg Block Cave. In 2004, PT Freeport Indonesia commenced its Common Infrastructure project to provide access to its large undeveloped underground ore bodies located in the Grasberg minerals district through a tunnel system located approximately 400 meters deeper than its existing underground tunnel system. In addition to providing access to our underground ore bodies, the tunnel system will enable PT Freeport Indonesia to conduct future exploration in prospective areas associated with currently identified ore bodies. The tunnel system has reached the Big Gossan terminal and we are proceeding with development of the lower Big Gossan infrastructure. We have also advanced development of the Grasberg spur and have completed the tunneling required to reach the Grasberg underground ore body. During 2009, we continued development of the Grasberg Block Cave terminal infrastructure and mine access.

In 2008, we completed the feasibility study for the development of the Grasberg Block Cave underground mine, which accounts for over one-third of our reserves in Indonesia. Production at the Grasberg Block Cave mine is currently scheduled to commence at the end of mining the Grasberg open pit, which is expected to continue until mid-2016. The timing of the underground Grasberg Block Cave mine development will continue to be assessed.

Based on the 2008 feasibility study, aggregate mine development capital for the Grasberg Block Cave mine and associated Common Infrastructure is expected to approximate $3.6 billion to be incurred between 2008 and 2021, with PT Freeport Indonesia's share totaling approximately $3.4 billion. These estimates are higher than the aggregate $3.1 billion previously reported as certain costs previously considered as operating in the feasibility study were determined to be capital costs to conform with our current accounting policies for underground mines. Aggregate project costs totaling $127 million have been incurred through December 31, 2009, of which $83 million was incurred during 2009. Targeted production rates once the Grasberg Block Cave mining operation reaches full capacity are expected to approximate 150,000 metric tons of ore per day.

Big Gossan. The Big Gossan underground mine is a high-grade deposit located near PT Freeport Indonesia's existing milling complex. The Big Gossan mine is being developed as an open-stope mine with backfill consisting of mill tailings and cement, an established mining methodology expected to be higher cost than the block-cave method used at the DOZ mine. Production is designed to ramp up to 7,000 metric tons of ore per day by late 2012 (equal to average annual aggregate incremental production of 125 million pounds of copper and 65,000 ounces of gold, with PT Freeport Indonesia receiving 60 percent of these amounts). The aggregate capital investment for this project is currently estimated at approximately $480 million, of which $377 million has been incurred through December 31, 2009, including $41 million during 2009.

DOZ Expansion. In mid-2007, PT Freeport Indonesia completed an expansion of the DOZ underground operation to allow a sustained rate of 50,000 metric tons of ore per day. PT Freeport Indonesia's further expansion of the DOZ mine to 80,000 metric tons of ore per day is substantially complete. The capital cost for this expansion approximated $100 million, with PT Freeport Indonesia's 60 percent share totaling approximately $60 million. The success of the development of the DOZ mine, one of the world's largest underground mines, provides confidence in the future development of PT Freeport Indonesia's large-scale undeveloped underground ore bodies.

DMLZ. The DMLZ ore body lies below the DOZ mine at the 2,590-meter elevation and represents the downward continuation of mineralization in the Ertsberg East Skarn system and neighboring Ertsberg porphyry. The DMLZ feasibility study was completed in fourth-quarter 2009. We plan to mine the ore body using a block-cave method with production beginning in 2020, near completion of mining at the DOZ. Drilling efforts continue to determine the extent of this ore body. We continue to develop the Common Infrastructure project and tunnels from mill level. In 2009, we completed a portion of the spur to the DMLZ mine and reached the edge of the DMLZ terminal. Aggregate mine development capital costs for the DMLZ are expected to approximate $2.1 billion with PT Freeport Indonesia's share totaling approximately $1.2 billion, which are expected to be incurred from 2009 to 2020. Aggregate project costs totaling $25 million have been incurred through December 31, 2009. Targeted production rates once the DMLZ mining operation reaches full capacity are expected to approximate 80,000 metric tons of ore per day.

Africa Mining

Tenke Fungurume. Construction activities for the approximate $2 billion initial project are complete. Copper production commenced in March 2009 and achieved targeted copper production rates in September 2009. Start-up and quality issues continue to be addressed in the cobalt circuit and sustained targeted production rates are expected to be reached during 2010. Current operations are designed to produce approximately 250 million pounds of copper and 18 million pounds of cobalt per year.

The initial Tenke Fungurume project was designed and constructed in a world-class fashion, using modern technology and following international standards for environmental management, occupational safety and social responsibility. The facilities include impermeable lined tailing storage and waste-water treatment ponds, and we have made significant investments in infrastructure in the region, including a national road and improvements in power generation and transmission systems. Our social programs include local micro-enterprise businesses, agricultural capacity building initiatives, malaria abatement, potable drinking water wells, new medical facilities and several new schools. The project will continue to provide important benefits to the Congolese through employment and the provision of local services and to the DRC government through substantial tax, royalty and dividend payments.

We continue to engage in drilling activities, exploration analyses and metallurgical testing to evaluate the potential of this highly prospective district. These analyses are being incorporated in future plans to evaluate opportunities for expansion. In our recoverable proven and probable reserve estimates for 2009, we were successful in adding 2.6 billion pounds of copper reserves and 0.08 billion pounds of cobalt reserves. Recoverable proven and probable reserves at December 31, 2009, approximate 135 million metric tons of ore with average grades of 3.13 percent for copper and 0.33 percent for cobalt, which equates to recoverable reserves of 8.4 billion pounds of copper and 0.78 billion pounds of cobalt.

We commenced a feasibility study in fourth-quarter 2009 to evaluate a second phase of the project, which would include optimizing the current plant and potentially increasing capacity by approximately 50 percent. The feasibility study is expected to be completed by mid-year 2010.

CAPITAL RESOURCES AND LIQUIDITY

Our operating cash flows vary with prices realized from copper, gold and molybdenum sales, our production levels, production costs, cash payments for income taxes and interest, other working capital changes and other factors. As a result of weak economic conditions, we revised our operating plans at the end of 2008 and in early 2009 to protect liquidity while preserving our large mineral resources and growth options for the longer term (refer to Note 2 for further discussion). However, strong operating performance and rising copper prices have enabled us to enhance our financial and liquidity position during 2009, allowing us to manage volatile conditions effectively, reduce debt and reinstate cash dividends to shareholders, while maintaining our future growth opportunities. In addition, we have announced initiatives to resume certain project development activities that were deferred in late 2008 (refer to "Current Development Projects" for further discussion). We view the long-term outlook for our business positively, supported by limitations on supplies of copper and by the requirement for copper in the world's economy and will continue to adjust our operating strategy as market conditions change.

Based on current mine plans and subject to future copper, gold and molybdenum prices, we expect estimated 2010 operating cash flows to be greater than our budgeted capital expenditures, expected debt payments, dividends, noncontrolling interest distributions and other cash requirements.

Cash and Cash Equivalents

At December 31, 2009, we had consolidated cash and cash equivalents of $2.7 billion. The following table reflects the U.S. and international components of consolidated cash and cash equivalents at December 31, 2009 and 2008 (in millions):

	2009	2008
Cash at domestic companies[a]	**$1,522**	$ 95
Cash at international operations	**1,134**	777
Total consolidated cash and cash equivalents	**2,656**	872
Less: Noncontrolling interests' share	**(300)**	(267)
Cash, net of noncontrolling interests' share	**2,356**	605
Less: Withholding taxes and other	**(171)**	(151)
Net cash available to FCX	**$2,185**	$ 454

a. Includes cash at our parent company and North America operations.

Operating Activities

During 2009, we generated operating cash flows totaling $4.4 billion, net of $770 million used for working capital requirements, which included approximately $600 million related to settlement of final pricing with customers on 2008 provisionally priced copper sales. Operating cash flows in 2008 totaled $3.4 billion, net of $965 million used for working capital requirements, which included $598 million to settle the 2007 copper price protection program contract, and operating cash flows in 2007 totaled $6.2 billion, including $1.1 billion from working capital sources.

Operating cash flows for 2009 were higher than in 2008 primarily because of lower operating costs and higher gold prices and sales volumes. Operating cash flows for 2008 were lower than in 2007 primarily because of higher operating costs and higher working capital requirements.

Consolidated revenues, operating cash flows and net income vary significantly with fluctuations in the market prices of copper, gold and molybdenum, sales volumes and other factors. Refer to "Overview and Outlook" for further discussion of projected 2010 operating cash flows.

Investing Activities

Capital Expenditures. Capital expenditures, including capitalized interest, totaled $1.6 billion in 2009 (including $1.0 billion for major projects and a property acquisition), $2.7 billion in 2008 (including $1.6 billion for major projects) and $1.8 billion in 2007 (including $0.8 billion for major projects). The decrease in capital expenditures in 2009, compared with 2008, primarily reflected the effects of the decision to defer capital spending for several projects, lower capital spending for the initial Tenke Fungurume development project (for which construction activities are complete) and reduced spending for sustaining capital. The increase in capital expenditures in 2008, compared with 2007, primarily reflected higher costs associated with our major development projects.

During fourth-quarter 2009, we announced initiatives to resume certain project development activities that were deferred in late 2008 (refer to "Current Development Projects" for further discussion of these projects). Capital spending plans will continue to be reviewed and adjusted in response to changes in market conditions and other factors. Refer to "Overview and Outlook" for further discussion of projected 2010 capital expenditures.

Other Investing Activities. During 2008, our global reclamation and remediation trusts decreased by $430 million resulting primarily from reimbursement of previously incurred costs for reclamation and environmental activities.

On March 19, 2007, we issued 136.9 million shares of common stock and paid $13.9 billion (net of cash acquired) to acquire Phelps Dodge (refer to Note 18 for further discussion).

During 2007, we received net proceeds of $597 million associated with the sale of Phelps Dodge International Corporation (PDIC) (refer to Note 19 for further discussion), and also received proceeds totaling $260 million primarily related to sales of marketable securities.

Financing Activities

Equity and Debt Transactions. In February 2009, we completed a public offering of 26.8 million shares of our common stock at an average price of $28.00 per share, which generated gross proceeds of $750 million (net proceeds of approximately $740 million). Net proceeds were used for general corporate purposes, including the repayment of amounts outstanding under our revolving credit facilities, working capital and capital expenditures.

In December 2008, through privately negotiated transactions, we induced conversion of 0.3 million shares of our 5½% Convertible Perpetual Preferred Stock into 5.8 million shares of FCX common stock. To induce conversion of these shares, we issued to the holders an additional 1.0 million shares of FCX common stock valued at $22 million. In September 2009, we called for the redemption of the remaining 0.8 million shares of our 5½% Convertible Perpetual Preferred Stock, which converted into 17.9 million shares of FCX common stock; the remaining 1,025 shares were redeemed for approximately $1 million in cash. Refer to Note 12 for further discussion of these transactions.

In July 2008, our Board of Directors (the Board) approved an increase in the open-market share purchase program for up to 30 million shares. During third-quarter 2008, we purchased 6.3 million shares of our common stock for $500 million ($79.15 per share average) under this program; however, because of financial market turmoil and the declines in copper and molybdenum prices, in September 2008, we suspended purchases of our common stock under the program. There are 23.7 million shares remaining under this program, and the timing of future purchases of our common stock is dependent on many factors, including our operating results; cash flows and financial position; copper, gold and molybdenum prices; the price of our common shares; and general economic and market conditions.

At December 31, 2009, we had 430 million common shares outstanding; assuming conversion of our 6¾% Mandatory Convertible Preferred Stock, which automatically converts on May 1, 2010, we would have between 469 and 477 million common shares outstanding, depending on the applicable average market price of our common stock (refer to Note 12 for further discussion).

Total debt approximated $6.3 billion at December 31, 2009, $7.4 billion at December 31, 2008, and $7.2 billion at December 31, 2007.

We have revolving credit facilities available through March 2012, which are composed of (i) a $1.0 billion revolving credit facility available to FCX and (ii) a $0.5 billion revolving credit facility available to both FCX and PT Freeport Indonesia. Interest on the revolving credit facilities accrues at the London Interbank Offered Rate (LIBOR) plus 1.00 percent, subject to an increase or decrease in the interest rate margin based on the credit ratings assigned by Standard & Poor's Rating Services and Moody's Investor Services. At December 31, 2009, we had no borrowings and $39 million of letters of credit issued under the facilities, resulting in availability of approximately $1.5 billion ($961 million of which could be used for additional letters of credit). The revolving credit facilities contain restrictions on the amount available for dividend payments, purchases of our common stock and certain debt prepayments (refer to Note 10 for further discussion). However, these restrictions do not apply as long as availability under the revolvers plus domestic cash exceeds $750 million. At December 31, 2009, we had availability under the revolvers plus available domestic cash (as defined by the revolving credit facility) totaling approximately $3.4 billion.

In addition, the indenture governing our senior notes used to finance the Phelps Dodge acquisition contains restrictions on incurring debt, making restricted payments and selling assets (refer to Note 10 for further discussion). In April 2008, Standard & Poor's Rating Services and Fitch Ratings raised our corporate credit rating and the ratings on our unsecured debt to BBB- (investment grade). As a result of the upgrade of our unsecured debt to investment grade, these covenants are currently suspended. However, to the extent the rating is downgraded below investment grade, the covenants would again become effective.

During 2009, we repaid $1.0 billion in debt, including $727 million of senior debt at a cost of $768 million, consisting of the August 2009 redemption of 6⅞% Senior Notes and the open-market purchases of our 8.25% Senior Notes, our 8.375% Senior Notes and our 8¾% Senior Notes (refer to Note 10 for further discussion of these transactions). These transactions will result in annual interest cost savings of approximately $56 million. Losses on early extinguishment of debt totaled $48 million ($43 million to net income attributable to FCX common stockholders or $0.09 per share) for 2009.

From January 1, 2010, through February 25, 2010, we repaid an additional $269 million of our 8.25% Senior Notes and our 8.375% Senior Notes through open-market purchases at a cost of $293 million. Losses on early extinguishment of debt are expected to total $27 million in first-quarter 2010 for these 2010 transactions.

In February 2008, we purchased, in an open-market transaction, $33 million of our 9½% Senior Notes for $46 million.

As shown in the following summary table, we have no significant debt maturities in the near term; however, we may consider additional opportunities to prepay debt in advance of scheduled maturities or redeem our currently redeemable Senior Floating Rate Notes (in millions).

	2010	2011	2012	2013	2014	Thereafter
Senior notes	$ —	$ 89	$ —	$ —	$ —	$ 6,064
Equipment loans and other	16	4	14	1	1	157
	$ 16	$ 93	$ 14	$ 1	$ 1	$ 6,221

March 2007 Acquisition of Phelps Dodge. In connection with financing the acquisition of Phelps Dodge, we used $2.5 billion of available cash (including acquired cash) and funded the remainder with term loan borrowings totaling $10.0 billion under a new $11.5 billion senior credit facility and from the offering of $6.0 billion in senior notes (which generated net proceeds of $5.9 billion). Following the close of the acquisition of Phelps Dodge and in accordance with our plan to reduce debt, during 2007, we fully repaid the $10.0 billion in term loans (including incremental borrowings and payments of approximately $2.5 billion) using a combination of equity proceeds and internally generated cash flows. The equity transactions included the sale of 47.15 million shares of common stock at $61.25 per share for net proceeds of $2.8 billion and 28.75 million shares of 6¾% Mandatory Convertible Preferred Stock for net proceeds of $2.8 billion. In addition to repaying the term loans, we had net repayments of other debt totaling $325 million in 2007.

Cash Dividends. The declaration and payment of dividends is at the discretion of the Board. The amount of our cash dividend on our common stock is dependent upon our financial results, cash requirements, future prospects and other factors deemed relevant by the Board. In December 2007, the Board increased the annual cash dividend on our common stock from $1.25 per share to $1.75 per share, and again in July 2008 to $2.00 per share. Because of the deterioration in copper and molybdenum prices and in general economic conditions, in December 2008, the Board suspended the cash dividend on our common stock; accordingly, there were no common stock dividends paid in 2009, compared with $693 million ($1.8125 per share) in 2008 and $421 million ($1.25 per share) in 2007. In October 2009, the Board reinstated an annual cash dividend on our common stock of $0.60 per share. On December 30, 2009, FCX declared a quarterly dividend of $0.15 per share, which was paid on February 1, 2010, to common shareholders of record at the close of business on January 15, 2010. The Board will continue to review our financial policy on an ongoing basis.

Preferred stock dividends paid totaled $229 million in 2009, $255 million in 2008 and $175 million in 2007 representing dividends on our 5½% Convertible Perpetual Preferred Stock and 6¾% Mandatory Convertible Preferred Stock (refer to Note 12 for further discussion). On December 30, 2009, FCX declared a regular quarterly dividend of $1.6785 per share on our 6¾% Mandatory Convertible Preferred Stock, which was paid on February 1, 2010, to shareholders of record at the close of business on January 15, 2010. On May 1, 2010, our 6¾% Mandatory Convertible Preferred Stock will automatically convert into between 39 million and 47 million shares of FCX common stock, depending on the applicable average market price of our common stock (refer to Note 12 for further discussion).

Cash dividends and distributions paid to noncontrolling interests totaled $535 million in 2009, $730 million in 2008 and $967 million in 2007, reflecting dividends and distributions paid to the noncontrolling interest owners of PT Freeport Indonesia and our South America copper mines.

OTHER CONTRACTUAL OBLIGATIONS

In addition to debt maturities, we have other contractual obligations, which we expect to fund with projected operating cash flows, availability under our revolving credit facilities or future financing transactions, if necessary. A summary of these various obligations at December 31, 2009, follows (in millions):

	Total	2010	2011 to 2012	2013 to 2014	Thereafter
Scheduled interest payment obligations[a]	$ 3,669	$ 471	$ 931	$ 927	$1,340
Reclamation and environmental obligations[b]	4,849	206	312	249	4,082
Take-or-pay contracts[c]	2,447	1,390	675	242	140
Operating lease obligations	198	27	47	25	99
Atlantic Copper obligation to insurance company[d]	72	10	20	20	22
PT Freeport Indonesia mine closure and reclamation fund[e]	18	1	1	1	15
Total contractual cash obligations[f]	$11,253	$2,105	$1,986	$1,464	$5,698

a. Scheduled interest payment obligations were calculated using stated coupon rates for fixed-rate debt and interest rates applicable at December 31, 2009, for variable-rate debt.
b. Represents estimated cash payments, on an undiscounted and unescalated basis, associated with reclamation and environmental activities. The timing and the amount of these payments could change as a result of changes in regulatory requirements, changes in scope and costs of reclamation activities and as actual spending occurs. Refer to Note 14 for additional discussion of environmental and reclamation matters.
c. Represents contractual obligations for purchases of goods or services that are defined by us as agreements that are enforceable and legally binding and that specify all significant terms. Take-or-pay contracts primarily comprise the procurement of copper concentrates and cathodes ($1.7 billion), transportation ($227 million) and oxygen ($178 million). Some of our take-or-pay contracts are settled based on the prevailing market rate for the service or commodity purchased, and in some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrates and cathodes provide for deliveries of specified volumes, at market-based prices, primarily to Atlantic Copper and the North America copper mines. Transportation obligations are primarily for South America contracted ocean freight rates and for North America natural gas transportation. Oxygen obligations provide for deliveries of specified volumes, at fixed prices, primarily to Atlantic Copper.
d. In August 2002, Atlantic Copper complied with Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years to an approved insurance company for an estimated 72 million euro contractual obligation to supplement amounts paid to certain retired employees. Atlantic Copper had $58 million recorded for this obligation at December 31, 2009.
e. Represents PT Freeport Indonesia's commitments to contribute amounts to a cash fund designed to accumulate at least $100 million, including interest, by the end of our Indonesian mining activities to pay for mine closure and reclamation.
f. This table excludes certain other obligations in our consolidated balance sheets, including estimated funding for pension obligations as the funding may vary from year to year based on changes in the fair value of plan assets and actuarial assumptions and accrued liabilities totaling $157 million that relate to unrecognized tax benefits where the timing of settlement is not determinable. This table also excludes purchase orders for the purchase of inventory and other goods and services, as purchase orders typically represent authorizations to purchase rather than binding agreements.

In addition to our debt maturities and other contractual obligations, we have other commitments, which we expect to fund with projected operating cash flows, available credit facilities or future financing transactions, if necessary. These include (i) PT Freeport Indonesia's commitment to provide one percent of its annual revenue for the development of the local people in its area of operations through the Freeport Partnership Fund for Community Development, (ii) Cerro Verde's local mining fund contributions equal to 3.75 percent of after-tax profits, (iii) Tenke Fungurume's commitment to provide 0.3 percent of its annual revenue for the development of the local people in its area of operations and (iv) other commercial commitments, including standby letters of credit, surety bonds and guarantees (refer to Notes 14 and 15 for further discussion).

ENVIRONMENTAL AND RECLAMATION MATTERS

Environmental

The cost of complying with environmental laws is a fundamental and substantial cost of our business. We had $1.5 billion at December 31, 2009, and $1.4 billion at December 31, 2008, recorded in our consolidated balance sheets for environmental obligations attributed to CERCLA or analogous state programs and for estimated future costs associated with environmental matters at closed facilities and closed portions of certain operating facilities. Refer to Note 14 for further information about environmental regulation, including significant environmental matters.

During 2009, we incurred environmental capital expenditures and other environmental costs (including our joint venture partners' shares) of $289 million for programs to comply with applicable environmental laws and regulations that affect our operations, compared to $377 million in 2008 and $280 million in 2007 (which included $188 million incurred from March 20, 2007, through December 31, 2007, related to the acquired Phelps Dodge operations). The decrease in environmental capital spending for 2009, compared with 2008, primarily related to completion of large projects in 2008, combined with reduced discretionary spending and extended project timelines. The increase in environmental capital spending for 2008, compared with 2007, primarily related to a full twelve months of Phelps Dodge expenditures in 2008, combined with increased expenditures for accelerated remediation efforts. For 2010, we expect to incur approximately $400 million of aggregate environmental capital expenditures and other environmental costs, which are part of our overall 2010 operating budget. Projected environmental capital expenditures and other environmental costs for 2010 include a $40 million payment for settlement of litigation associated with Pinal Creek (refer to Note 14) made in 2010 and increases in discretionary project spending carried over from 2009.

Asset Retirement Obligations

We recognize AROs as liabilities when incurred, with the initial measurement at fair value. These liabilities, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to income. Reclamation costs for future disturbances are recorded as an ARO in the period of disturbance. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible, long-lived assets. We had recorded AROs totaling $731 million at December 31, 2009, and $712 million at December 31, 2008, in current and long-term liabilities on the consolidated balance sheets. Spending on AROs totaled $28 million in 2009, $91 million in 2008 and $40 million in 2007. The decrease in ARO spending for 2009, compared with 2008, primarily related to extended project timelines, which resulted in reduced required expenditures for 2009. The increase in ARO spending for 2008, compared with 2007, primarily related to a full twelve months of Phelps Dodge expenditures in 2008, combined with increased spending for large projects in 2008. For 2010, we expect to incur approximately $38 million for aggregate ARO payments. Refer to Note 14 for further discussion of reclamation and closure costs.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our consolidated revenues include the sale of copper concentrates, copper cathodes, copper rod, molybdenum, gold and other metals by our North and South America copper mines, the sale of copper concentrates (which also contain significant quantities of gold and silver) by our Indonesia mining operation, the sale of copper cathodes and cobalt hydroxide by our Africa mining operations, the sale of molybdenum in various forms by our Molybdenum operations, and the sale of copper cathodes, copper anodes and gold in anodes and slimes by Atlantic Copper. Consolidated revenues, operating cash flows and net income vary significantly with fluctuations in the market prices of copper, gold and molybdenum, sales volumes and other factors. Based on projected 2010 consolidated sales volumes and assuming average prices of $3.25 per pound of copper, $1,100 per ounce of gold and $12 per pound of molybdenum for the year, our consolidated operating cash flows for 2010 would approximate $5.3 billion, net of an estimated $0.4 billion of working capital requirements. Operating cash flows would be impacted by approximately $260 million for each $0.10 per pound change in copper prices, $50 million for each $50 per ounce change in gold prices and $45 million for each $1 per pound change in molybdenum prices.

For 2009, more than half of our mined copper was sold in concentrate, approximately 25 percent as cathodes and approximately 21 percent as rod (principally from our North America operations). Substantially all concentrate and cathode sales contracts provide final copper pricing in a specified future period (generally one to four months from the shipment date) based primarily on quoted LME prices. We receive market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on our provisional priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper prices, our revenues benefit from higher prices received for contracts priced at current market rates and also from an increase related to the final pricing of provisionally priced sales pursuant to contracts entered into in prior years; in times of falling copper prices, the opposite occurs.

At December 31, 2008, we had provisionally priced copper sales totaling 508 million pounds at our copper mining operations (net of intercompany sales and noncontrolling interests) recorded at an average of $1.39 per pound. Consolidated revenues for 2009 include net additions for adjustments related to these prior year copper sales of $132 million ($61 million to net income attributable to FCX common stockholders or $0.13 per share), compared with an increase of $268 million ($114 million to net loss attributable to FCX common stockholders or $0.30 per share) in 2008 and a decrease of $42 million ($18 million to net income attributable to FCX common stockholders or $0.05 per share) in 2007.

At December 31, 2009, we had provisionally priced copper sales totaling 378 million pounds of copper at our copper mining operations (net of intercompany sales and noncontrolling interests) recorded at an average price of $3.34 per pound, subject to final pricing over the next several months. We estimate that each $0.05 change in the price realized from the December 31, 2009, provisional price recorded would have a net impact on our 2010 consolidated revenues of approximately $25 million ($12 million to net income attributable to FCX common stockholders). The LME spot copper price closed at $3.11 per pound on January 29, 2010.

On limited past occasions, in response to market conditions, we have entered into copper and gold price protection contracts for a portion of our expected future mine production to mitigate the risk of adverse price fluctuations. We do not currently intend to enter into similar hedging programs in the future.

Foreign Currency Exchange Risk

The functional currency for most of our operations is the U.S. dollar. All of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some costs and certain assets and liability accounts are denominated in local currencies, including the Indonesian rupiah, Australian dollar, Chilean peso, Peruvian nuevo sol and euro. Generally, our results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and adversely affected when the U.S. dollar weakens in relation to those foreign currencies. Following is a summary of estimated annual payments and the impact of changes in foreign currency rates on our annual operating costs:

	Exchange Rate per $1 at December 31,			Estimated Annual Payments		10% Change in Exchange Rate (in millions)[b]	
	2009	2008	2007	(in local currency)	(in millions)[a]	Increase	Decrease
Indonesia							
Rupiah	**9,420**	10,850	9,390	2.5 trillion	$265	$(24)	$30
Australian dollar	**1.12**	1.43	1.14	200 million	$178	$(16)	$20
South America							
Chilean peso	**506**	648	498	250 billion	$494	$(45)	$55
Peruvian nuevo sol	**2.89**	3.17	3.05	250 million	$ 87	$ (8)	$10
Atlantic Copper							
Euro	**0.69**	0.72	0.68	120 million	$173	$(16)	$19

a. Based on December 31, 2009, exchange rates.
b. Reflects the estimated impact on annual operating costs assuming a 10 percent increase or decrease in the exchange rate reported at December 31, 2009.

Interest Rate Risk

At December 31, 2009, we had total debt of $6.3 billion, of which approximately 19 percent was variable-rate debt with interest rates based on LIBOR or the Euro Interbank Offered Rate (EURIBOR).

The table below presents average interest rates for our scheduled maturities of principal for our outstanding debt and the related fair values at December 31, 2009 (in millions, except percentages):

	2010	2011	2012	2013	2014	Thereafter	Fair Value
Fixed-rate debt	$ —	$ 89	$ 1	$ 1	$ 1	$5,066	$5,552
Average interest rate	—	8.7%	5.8%	5.7%	5.7%	8.3%	8.3%
Variable-rate debt	$ 16	$ 4	$ 13	$ —	$ —	$1,155	$1,183
Average interest rate	1.4%	2.1%	1.0%	—	—	4.3%	4.2%

NEW ACCOUNTING STANDARDS

We do not expect the impact of recently issued accounting standards to have a significant impact on our future financial statements and disclosures.

OFF-BALANCE SHEET ARRANGEMENTS

Refer to Note 15 for information on off-balance sheet arrangements.

PRODUCT REVENUES AND PRODUCTION COSTS

Unit net cash costs per pound of copper and molybdenum are measures intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for the respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

We present gross profit per pound of copper using both a "by-product" method and a "co-product" method. We use the by-product method in our presentation of gross profit per pound of copper because (i) the majority of our revenues are copper revenues, (ii) we mine ore, which contains copper, gold, molybdenum and other metals, (iii) it is not possible to specifically assign all of our costs to revenues from the copper, gold, molybdenum and other metals we produce, (iv) it is the method used to compare mining operations in certain industry publications and (v) it is the method used by our management and Board of Directors to monitor operations. In the co-product method presentation below, costs are allocated to the different products based on their relative revenue values, which will vary to the extent our metals sales volumes and realized prices change.

In both the by-product and the co-product method calculations, we show adjustments to copper revenues for prior period open sales as separate line items. Because the copper pricing adjustments do not result from current period sales, we have reflected these separately from revenues on current period sales. Noncash and nonrecurring costs consist of items such as LCM inventory adjustments, stock-based compensation costs, write-offs of equipment or unusual charges. They are removed from site production and delivery costs in the calculation of unit net cash costs. Gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs in the by-product method. Presentations under both the by-product and co-product methods are shown below together with reconciliations to amounts reported in our consolidated financial statements.

North America Copper Mines Product Revenues and Production Costs

Year Ended December 31, 2009	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments shown below	$2,823	$2,823	$274	$45	$ 3,142
Site production and delivery, before net noncash and nonrecurring costs shown below	1,483	1,364	142	22	1,528
By-product credits[a]	(274)	—	—	—	—
Treatment charges	102	100	—	2	102
Net cash costs	1,311	1,464	142	24	1,630
Depreciation, depletion and amortization	264	251	10	3	264
Noncash and nonrecurring costs, net	129	127	2	—	129
Total costs	1,704	1,842	154	27	2,023
Revenue adjustments, primarily for pricing on prior period open sales and hedging	92	92	—	—	92
Idle facility and other non-inventoriable costs	(100)	(100)	—	—	(100)
Gross profit	$1,111	$ 973	$120	$18	$ 1,111

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
(In millions)			
Totals presented above	$ 3,142	$ 1,528	$ 264
Net noncash and nonrecurring costs per above	N/A	129	N/A
Treatment charges per above	N/A	102	N/A
Revenue adjustments, primarily for pricing on prior period open sales and hedging per above	92	N/A	N/A
Eliminations and other	1	152	16
North America copper mines	3,235	1,911	280
South America copper mines	3,839	1,563	275
Indonesia mining	5,908	1,505	275
Africa mining	389	315	66
Molybdenum	847	660[c]	49
Rod & Refining	3,356	3,336	8
Atlantic Copper Smelting & Refining	1,892	1,895	36
Corporate, other & eliminations	(4,426)	(4,150)	25
As reported in FCX's consolidated financial statements	$15,040	$ 7,035[c]	$ 1,014

a. Molybdenum by-product credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
b. Includes gold and silver product revenues and production costs.
c. Includes LCM molybdenum inventory adjustments of $19 million.

North America Copper Mines Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2008	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments shown below	$4,382	$4,382	$892	$72	$5,346
Site production and delivery, before net noncash and nonrecurring costs shown below	2,681	2,326	374	35	2,735
By-product credits[a]	(910)	–	–	–	–
Treatment charges	134	130	–	4	134
Net cash costs	1,905	2,456	374	39	2,869
Depreciation, depletion and amortization	753	664	83	6	753
Noncash and nonrecurring costs, net	743[c]	701	39	3	743
Total costs	3,401	3,821	496	48	4,365
Revenue adjustments, primarily for pricing on prior period open sales and hedging	(71)	(71)	–	–	(71)
Idle facility and other non-inventoriable costs	(85)	(83)	(2)	–	(85)
Gross profit	$ 825	$ 407	$394	$24	$ 825

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
(In millions)			
Totals presented above	$ 5,346	$ 2,735	$ 753
Net noncash and nonrecurring costs per above	N/A	743[c]	N/A
Treatment charges per above	N/A	134	N/A
Revenue adjustments, primarily for pricing on prior period open sales and hedging per above	(71)	N/A	N/A
Eliminations and other	(10)	96	17
North America copper mines	5,265	3,708	770
South America copper mines	4,166	1,854	511
Indonesia mining	3,412	1,792	222
Africa mining	–	16	6
Molybdenum	2,488	1,629	192
Rod & Refining	5,557	5,527	8
Atlantic Copper Smelting & Refining	2,341	2,276	35
Corporate, other & eliminations	(5,433)	(5,604)	38
As reported in FCX's consolidated financial statements	$17,796	$11,198[d]	$1,782

a. Molybdenum by-product credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $661 million for LCM inventory adjustments.
d. Includes LCM inventory adjustments of $782 million.

North America Copper Mines Product Revenues and Production Costs *(continued)*

March 20, 2007, through December 31, 2007[a]	By-Product Method	Co-Product Method			
		Copper	Molybdenum[b]	Other[c]	Total
(In millions)					
Revenues, excluding adjustments shown below	$3,526	$3,526	$717	$47	$4,290
Site production and delivery, before net noncash and nonrecurring costs shown below	1,516	1,296	253	18	1,567
By-product credits[b]	(713)	—	—	—	—
Treatment charges	100	98	—	2	100
Net cash costs	903	1,394	253	20	1,667
Depreciation, depletion and amortization	487	418	67	2	487
Noncash and nonrecurring costs, net	361	341	4	16	361
Total costs	1,751	2,153	324	38	2,515
Revenue adjustments, primarily for pricing on prior period open sales and hedging	(203)	(203)	—	—	(203)
Idle facility and other non-inventoriable costs	(56)	(55)	(1)	—	(56)
Gross profit	$1,516	$1,115	$392	$ 9	$1,516

Reconciliation to Amounts Reported for the Year Ended December 31, 2007

(In millions)	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 4,290	$ 1,567	$ 487
Net noncash and nonrecurring costs per above	N/A	361	N/A
Treatment charges per above	N/A	100	N/A
Revenue adjustments, primarily for pricing on prior period open sales and hedging per above	(203)	N/A	N/A
Eliminations and other	6	138	12
North America copper mines	4,093	2,166	499
South America copper mines	3,879	1,277	378
Indonesia mining	4,808	1,388	199
Africa mining	—	10	2
Molybdenum	1,746	1,287	94
Rod & Refining	5,140	5,119	7
Atlantic Copper Smelting & Refining	2,388	2,329	36
Corporate, other & eliminations	(5,115)	(5,049)	31
As reported in FCX's consolidated financial statements	$16,939	$ 8,527	$1,246

a. Reflects the results of the North America copper mines under FCX management.
b. Molybdenum by-product credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
c. Includes gold and silver product revenues and production costs.

South America Copper Mines Product Revenues and Production Costs

Year Ended December 31, 2009	By-Product Method	Co-Product Method		
		Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments shown below	$3,768	$3,768	$167	$3,935
Site production and delivery, before net noncash and nonrecurring costs shown below	1,512	1,429	91	1,520
By-product credits	(159)	—	—	—
Treatment charges	206	206	—	206
Net cash costs	1,559	1,635	91	1,726
Depreciation, depletion and amortization	275	267	8	275
Noncash and nonrecurring costs, net	28	28	—	28
Total costs	1,862	1,930	99	2,029
Revenue adjustments, primarily for pricing on prior period open sales	109	109	—	109
Other non-inventoriable costs	(31)	(26)	(5)	(31)
Gross profit	$1,984	$1,921	$63	$1,984

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
(In millions)			
Totals presented above	$3,935	$1,520	$275
Net noncash and nonrecurring costs per above	N/A	28	N/A
Less: Treatment charges per above	(206)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales per above	109	N/A	N/A
Eliminations and other	1	15	—
South America copper mines	3,839	1,563	275
North America copper mines	3,235	1,911	280
Indonesia mining	5,908	1,505	275
Africa mining	389	315	66
Molybdenum	847	660[b]	49
Rod & Refining	3,356	3,336	8
Atlantic Copper Smelting & Refining	1,892	1,895	36
Corporate, other & eliminations	(4,426)	(4,150)	25
As reported in FCX's consolidated financial statements	$15,040	$7,035[b]	$1,014

a. Includes gold, silver and molybdenum product revenues and production costs.
b. Includes LCM molybdenum inventory adjustments of $19 million.

South America Copper Mines Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2008	By-Product Method	Co-Product Method		
		Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments shown below	$3,910	$3,910	$216	$4,126
Site production and delivery, before net noncash and nonrecurring costs shown below	1,711	1,631	102	1,733
By-product credits	(194)	—	—	—
Treatment charges	211	211	—	211
Net cash costs	1,728	1,842	102	1,944
Depreciation, depletion and amortization	508	483	25	508
Noncash and nonrecurring costs, net	103[b]	100	3	103
Total costs	2,339	2,425	130	2,555
Revenue adjustments, primarily for pricing on prior period open sales	230	230	—	230
Other non-inventoriable costs	(37)	(34)	(3)	(37)
Gross profit	$1,764	$1,681	$ 83	$1,764

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
(In millions)			
Totals presented above	$ 4,126	$ 1,733	$ 508
Net noncash and nonrecurring costs per above	N/A	103[b]	N/A
Less: Treatment charges per above	(211)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales per above	230	N/A	N/A
Eliminations and other	21	18	3
South America copper mines	4,166	1,854	511
North America copper mines	5,265	3,708	770
Indonesia mining	3,412	1,792	222
Africa mining	—	16	6
Molybdenum	2,488	1,629	192
Rod & Refining	5,557	5,527	8
Atlantic Copper Smelting & Refining	2,341	2,276	35
Corporate, other & eliminations	(5,433)	(5,604)	38
As reported in FCX's consolidated financial statements	$17,796	$11,198[c]	$1,782

a. Includes gold, silver and molybdenum product revenues and production costs.
b. Includes charges totaling $10 million for LCM inventory adjustments.
c. Includes LCM inventory adjustments of $782 million.

South America Copper Mines Product Revenues and Production Costs *(continued)*

March 20, 2007, through December 31, 2007[a]	By-Product Method	Co-Product Method		
		Copper	Other[b]	Total
(In millions)				
Revenues, excluding adjustments shown below	$3,882	$3,882	$123	$4,005
Site production and delivery, before net noncash and nonrecurring costs shown below	1,078	1,040	52	1,092
By-product credits	(109)	—	—	—
Treatment charges	240	239	1	240
Net cash costs	1,209	1,279	53	1,332
Depreciation, depletion and amortization	377	364	13	377
Noncash and nonrecurring costs, net	171	170	1	171
Total costs	1,757	1,813	67	1,880
Revenue adjustments, primarily for pricing on prior period open sales	75	75	—	75
Other non-inventoriable costs	(28)	(27)	(1)	(28)
Gross profit	$2,172	$2,117	$ 55	$2,172

Reconciliation to Amounts Reported for the Year Ended December 31, 2007

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
(In millions)			
Totals presented above	$ 4,005	$ 1,092	$ 377
Net noncash and nonrecurring costs per above	N/A	171	N/A
Less: Treatment charges per above	(240)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales per above	75	N/A	N/A
Eliminations and other	39	14	1
South America copper mines	3,879	1,277	378
North America copper mines	4,093	2,166	499
Indonesia mining	4,808	1,388	199
Africa mining	—	10	2
Molybdenum	1,746	1,287	94
Rod & Refining	5,140	5,119	7
Atlantic Copper Smelting & Refining	2,388	2,329	36
Corporate, other & eliminations	(5,115)	(5,049)	31
As reported in FCX's consolidated financial statements	$16,939	$ 8,527	$1,246

a. Reflects the results of the South America copper mines under FCX management.
b. Includes gold, silver and molybdenum product revenues and production costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Indonesia Mining Product Revenues and Production Costs

Year Ended December 31, 2009	By-Product Method	Co-Product Method			
		Copper	Gold	Silver	Total
(In millions)					
Revenues, after adjustments shown below	$ 3,708	$3,708	$2,532	$74	$ 6,314
Site production and delivery, before net noncash and nonrecurring costs shown below	1,468	862	589	17	1,468
Gold and silver credits	(2,606)	—	—	—	—
Treatment charges	312	183	125	4	312
Royalty on metals	147	86	59	2	147
Net cash costs	(679)	1,131	773	23	1,927
Depreciation and amortization	275	162	110	3	275
Noncash and nonrecurring costs, net	37	22	15	—	37
Total costs	(367)	1,315	898	26	2,239
Revenue adjustments, primarily for pricing on prior period open sales	53	53	—	—	53
PT Smelting intercompany profit	(54)	(32)	(21)	(1)	(54)
Gross profit	$ 4,074	$2,414	$1,613	$47	$ 4,074

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 6,314	$ 1,468	$ 275
Net noncash and nonrecurring costs per above	N/A	37	N/A
Less: Treatment charges per above	(312)	N/A	N/A
Less: Royalty per above	(147)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales per above	53	N/A	N/A
Indonesia mining	5,908	1,505	275
North America copper mines	3,235	1,911	280
South America copper mines	3,839	1,563	275
Africa mining	389	315	66
Molybdenum	847	660[a]	49
Rod & Refining	3,356	3,336	8
Atlantic Copper Smelting & Refining	1,892	1,895	36
Corporate, other & eliminations	(4,426)	(4,150)	25
As reported in FCX's consolidated financial statements	$15,040	$ 7,035[a]	$1,014

a. Includes LCM molybdenum inventory adjustments of $19 million.

Indonesia Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2008	By-Product Method	Co-Product Method Copper	Gold	Silver	Total
(In millions)					
Revenues, after adjustments shown below	$ 2,628	$2,628	$1,025	$50	$3,703
Site production and delivery, before net noncash and nonrecurring costs shown below	1,762	1,252	487	23	1,762
Gold and silver credits	(1,075)	—	—	—	—
Treatment charges	268	190	74	4	268
Royalty on metals	113	80	31	2	113
Net cash costs	1,068	1,522	592	29	2,143
Depreciation and amortization	222	158	61	3	222
Noncash and nonrecurring costs, net	30	22	8	—	30
Total costs	1,320	1,702	661	32	2,395
Revenue adjustments, primarily for pricing on prior period open sales	90	90	—	—	90
PT Smelting intercompany profit	17	12	5	—	17
Gross profit	$ 1,415	$1,028	$ 369	$18	$1,415

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
(In millions)			
Totals presented above	$ 3,703	$ 1,762	$ 222
Net noncash and nonrecurring costs per above	N/A	30	N/A
Less: Treatment charges per above	(268)	N/A	N/A
Less: Royalty per above	(113)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales per above	90	N/A	N/A
Indonesia mining	3,412	1,792	222
North America copper mines	5,265	3,708	770
South America copper mines	4,166	1,854	511
Africa mining	—	16	6
Molybdenum	2,488	1,629	192
Rod & Refining	5,557	5,527	8
Atlantic Copper Smelting & Refining	2,341	2,276	35
Corporate, other & eliminations	(5,433)	(5,604)	38
As reported in FCX's consolidated financial statements	$17,796	$11,198[a]	$1,782

a. Includes LCM inventory adjustments of $782 million.

Indonesia Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2007	By-Product Method	Co-Product Method			
(In millions)		Copper	Gold	Silver	Total
Revenues, after adjustments shown below	$ 3,777	$3,777	$1,490	$48	$ 5,315
Site production and delivery, before net noncash and nonrecurring costs shown below	1,342	954	376	12	1,342
Gold and silver credits	(1,538)	—	—	—	—
Treatment charges	385	274	108	3	385
Royalty on metals	133	94	38	1	133
Net cash costs	322	1,322	522	16	1,860
Depreciation and amortization	199	141	56	2	199
Noncash and nonrecurring costs, net	46	33	12	1	46
Total costs	567	1,496	590	19	2,105
Revenue adjustments, primarily for pricing on prior period open sales	11	11	—	—	11
PT Smelting intercompany profit	13	10	3	—	13
Gross profit	$ 3,234	$2,302	$ 903	$29	$ 3,234

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,315	$ 1,342	$ 199
Net noncash and nonrecurring costs per above	N/A	46	N/A
Less: Treatment charges per above	(385)	N/A	N/A
Less: Royalty per above	(133)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales per above	11	N/A	N/A
Indonesia mining	4,808	1,388	199
North America copper mines	4,093	2,166	499
South America copper mines	3,879	1,277	378
Africa mining	—	10	2
Molybdenum	1,746	1,287	94
Rod & Refining	5,140	5,119	7
Atlantic Copper Smelting & Refining	2,388	2,329	36
Corporate, other & eliminations	(5,115)	(5,049)	31
As reported in FCX's consolidated financial statements	$16,939	$ 8,527	$1,246

Henderson Molybdenum Mine Product Revenues and Production Costs

Years Ended December 31,	2009	2008	2007[a]
(In millions)			
Revenues	**$ 317**	$ 1,182	$ 853
Site production and delivery, before net noncash and nonrecurring costs shown below	**148**	216	137
Net cash costs	**148**	216	137
Depreciation, depletion and amortization	**26**	172	80
Noncash and nonrecurring costs, net	**1**	7[b]	2
Total costs	**175**	395	219
Gross profit[c]	**$ 142**	$ 787	$ 634

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
(In millions)			
Year Ended December 31, 2009			
Totals presented above	**$ 317**	**$ 148**	**$ 26**
Net noncash and nonrecurring costs per above	**N/A**	**1**	**N/A**
Henderson mine	**317**	**149**	**26**
Other molybdenum operations and eliminations[d]	**530**	**511[e]**	**23**
Molybdenum	**847**	**660**	**49**
North America copper mines	**3,235**	**1,911**	**280**
South America copper mines	**3,839**	**1,563**	**275**
Indonesia mining	**5,908**	**1,505**	**275**
Africa mining	**389**	**315**	**66**
Rod & Refining	**3,356**	**3,336**	**8**
Atlantic Copper Smelting & Refining	**1,892**	**1,895**	**36**
Corporate, other & eliminations	**(4,426)**	**(4,150)**	**25**
As reported in FCX's consolidated financial statements	**$ 15,040**	**$ 7,035[e]**	**$1,014**
Year Ended December 31, 2008			
Totals presented above	$ 1,182	$ 216	$ 172
Net noncash and nonrecurring costs per above	N/A	7[b]	N/A
Henderson mine	1,182	223	172
Other molybdenum operations and eliminations[d]	1,306	1,406[e]	20
Molybdenum	2,488	1,629	192
North America copper mines	5,265	3,708	770
South America copper mines	4,166	1,854	511
Indonesia mining	3,412	1,792	222
Africa mining	—	16	6
Rod & Refining	5,557	5,527	8
Atlantic Copper Smelting & Refining	2,341	2,276	35
Corporate, other & eliminations	(5,433)	(5,604)	38
As reported in FCX's consolidated financial statements	$17,796	$11,198[f]	$1,782

Henderson Molybdenum Mine Product Revenues and Production Costs *(continued)*

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Year Ended December 31, 2007			
Totals presented above	$ 853	$ 137	$ 80
Net noncash and nonrecurring costs per above	N/A	2	N/A
Henderson mine	853	139	80
Other molybdenum operations and eliminations[d]	893	1,148	14
Molybdenum	1,746	1,287	94
North America copper mines	4,093	2,166	499
South America copper mines	3,879	1,277	378
Indonesia mining	4,808	1,388	199
Africa mining	—	10	2
Rod & Refining	5,140	5,119	7
Atlantic Copper Smelting & Refining	2,388	2,329	36
Corporate, other & eliminations	(5,115)	(5,049)	31
As reported in FCX's consolidated financial statements	$16,939	$ 8,527	$1,246

a. Reflects the period from March 20, 2007, through December 31, 2007, which represents the results of the Henderson molybdenum mine under FCX management.
b. Includes charges totaling $1 million for LCM inventory adjustments.
c. Gross profit reflects sales of Henderson products based on volumes produced at market-based pricing. On a consolidated basis, the Molybdenum segment includes profits on sales as they are made to third parties and realizations based on actual contract terms. As a result, the actual gross profit realized will differ from the amounts reported in this table.
d. Primarily includes amounts associated with the molybdenum sales company, which includes sales of molybdenum produced as a by-product at our North and South America copper mines.
e. Includes LCM molybdenum inventory adjustments of $19 million in 2009 and $100 million in 2008.
f. Includes LCM inventory adjustments of $782 million.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss factors we believe may affect our performance in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding projected ore grades and milling rates, production and sales volumes, unit net cash costs, operating cash flows, capital expenditures, mine production and development plans, availability of power, water, labor and equipment, anticipated environmental reclamation and closure costs and plans, environmental liabilities, the impact of copper, gold, molybdenum and cobalt price changes, reserve estimates, the impact of deferred intercompany profits on earnings, liquidity, other financial commitments and tax rates, potential prepayments of debt and future dividend payments.

Our discussion and analysis also includes forward-looking statements regarding mineralized material not included in reserves. The mineralized material described in our discussion and analysis will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated mineralized material not included in reserves will become proven and probable reserves.

Accuracy of the forward-looking statements depends on assumptions about events that change over time and is thus susceptible to periodic change based on actual experience and new developments.

We caution readers that we assume no obligation to update the forward-looking statements in this discussion and analysis and we do not intend to update the forward-looking statements more frequently than quarterly.

Additionally, important factors that might cause future results to differ from results anticipated by forward-looking statements include mine sequencing, production rates, industry risks, commodity prices, political risks, the potential effects of violence in Indonesia, potential outcomes of the contract review process in the Democratic Republic of Congo, weather-related risks, labor relations, currency translation risks and other factors described in more detail under the heading "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FREEPORT-McMoRan COPPER & GOLD INC.

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freeport-McMoRan Copper & Gold Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests with the adoption of the guidance originally issued in FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements* (codified in FASB ASC Topic 810, *Consolidation*) effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Freeport-McMoRan Copper & Gold Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Phoenix, Arizona
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Freeport-McMoRan Copper & Gold Inc.'s (the Company's) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our management's assessment, management concluded that, as of December 31, 2009, our Company's internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, who audited the Company's consolidated financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.





Richard C. Adkerson
President and
Chief Executive Officer

Kathleen L. Quirk
Executive Vice President,
Chief Financial Officer and
Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FREEPORT-McMoRan COPPER & GOLD INC.

We have audited Freeport-McMoRan Copper & Gold Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Freeport-McMoRan Copper & Gold Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Freeport-McMoRan Copper & Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Phoenix, Arizona
February 26, 2010

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	2009	2008	2007
(In Millions, Except Per Share Amounts)			
Revenues	**$15,040**	$ 17,796	$16,939
Cost of sales:			
Production and delivery	**7,016**	10,416	8,527
Depreciation, depletion and amortization	**1,014**	1,782	1,246
Lower of cost or market inventory adjustments	**19**	782	—
Total cost of sales	**8,049**	12,980	9,773
Selling, general and administrative expenses	**321**	269	466
Exploration and research expenses	**90**	292	145
Long-lived asset impairments and other charges	**77**	10,978	—
Goodwill impairment	**—**	5,987	—
Total costs and expenses	**8,537**	30,506	10,384
Operating income (loss)	**6,503**	(12,710)	6,555
Interest expense, net	**(586)**	(584)	(513)
Losses on early extinguishment of debt	**(48)**	(6)	(173)
Gains on sales of assets	**—**	13	85
Other (expense) income, net	**(53)**	(22)	157
Income (loss) from continuing operations before income taxes and equity in affiliated companies' net earnings	**5,816**	(13,309)	6,111
(Provision for) benefit from income taxes	**(2,307)**	2,844	(2,400)
Equity in affiliated companies' net earnings	**25**	15	22
Income (loss) from continuing operations	**3,534**	(10,450)	3,733
Income from discontinued operations, net of taxes	**—**	—	46
Net income (loss)	**3,534**	(10,450)	3,779
Net income attributable to noncontrolling interests	**(785)**	(617)	(802)
Preferred dividends and losses on induced conversions	**(222)**	(274)	(208)
Net income (loss) attributable to FCX common stockholders	**$ 2,527**	$(11,341)	$ 2,769
Basic net income (loss) per share attributable to FCX common stockholders:			
Continuing operations	**$ 6.10**	$ (29.72)	$ 8.02
Discontinued operations	**—**	—	0.10
Basic net income (loss)	**$ 6.10**	$ (29.72)	$ 8.12
Diluted net income (loss) per share attributable to FCX common stockholders:			
Continuing operations	**$ 5.86**	$ (29.72)	$ 7.41
Discontinued operations	**—**	—	0.09
Diluted net income (loss)	**$ 5.86**	$ (29.72)	$ 7.50
Weighted-average common shares outstanding:			
Basic	**414**	382	341
Diluted	**469**	382	397
Dividends declared per share of common stock	**$ 0.15**	$ 1.375	$ 1.375

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2009	2008	2007
(In Millions)			
Cash flow from operating activities:			
Net income (loss)	**$ 3,534**	$ (10,450)	$ 3,779
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, depletion and amortization	**1,014**	1,782	1,264
Asset impairments, including goodwill	**—**	16,854	–
Lower of cost or market inventory adjustments	**19**	782	–
Stock-based compensation	**102**	98	144
Charges for reclamation and environmental obligations, including accretion	**191**	181	32
Payments of reclamation and environmental obligations	**(104)**	(205)	(111)
Unrealized losses on copper price protection program	**—**	–	175
Losses on early extinguishment of debt	**48**	6	173
Deferred income taxes	**135**	(4,653)	(288)
Gains on sales of assets	**—**	(13)	(85)
Increase in long-term mill and leach stockpiles	**(96)**	(225)	(48)
Changes in other assets and liabilities	**201**	89	78
Amortization of intangible assets/liabilities and other, net	**123**	89	(33)
(Increases) decreases in working capital, excluding amounts acquired from Phelps Dodge Corporation:			
Accounts receivable	**(962)**	542	428
Inventories	**(159)**	(478)	272
Other current assets	**87**	(91)	21
Accounts payable and accrued liabilities	**(438)**	(171)	400
Accrued income and other taxes	**702**	(767)	24
Net cash provided by operating activities	**4,397**	3,370	6,225
Cash flow from investing activities:			
Capital expenditures:			
North America copper mines	**(345)**	(609)	(856)
South America copper mines	**(164)**	(323)	(123)
Indonesia	**(266)**	(444)	(368)
Africa	**(659)**	(1,058)	(266)
Other	**(153)**	(274)	(142)
Acquisition of Phelps Dodge, net of cash acquired	**—**	(1)	(13,910)
Net proceeds from the sale of Phelps Dodge International Corporation	**—**	–	597
Proceeds from sales of assets	**25**	47	260
Decrease in global reclamation and remediation trust assets	**—**	430	–
Other, net	**(39)**	(86)	(53)
Net cash used in investing activities	**(1,601)**	(2,318)	(14,861)
Cash flow from financing activities:			
Proceeds from term loans under bank credit facility	**—**	–	12,450
Repayments of term loans under bank credit facility	**—**	–	(12,450)
Net proceeds from sales of senior notes	**—**	–	5,880
Net proceeds from sale of 6¾% Mandatory Convertible Preferred Stock	**—**	–	2,803
Net proceeds from sale of common stock	**740**	–	2,816
Proceeds from revolving credit facility and other debt	**330**	890	744
Repayments of revolving credit facility and other debt	**(1,380)**	(766)	(1,069)
Purchases of FCX common stock	**—**	(500)	–
Cash dividends and distributions paid:			
Common stock	**—**	(693)	(421)
Preferred stock	**(229)**	(255)	(175)
Noncontrolling interests	**(535)**	(730)	(967)
Contributions from noncontrolling interests	**57**	201	4
Net proceeds from (payments for) stock-based awards	**6**	22	(14)
Excess tax benefit from stock-based awards	**3**	25	16
Bank credit facilities fees and other, net	**(4)**	–	(262)
Net cash (used in) provided by financing activities	**(1,012)**	(1,806)	9,355
Net increase (decrease) in cash and cash equivalents	**1,784**	(754)	719
Cash and cash equivalents at beginning of year	**872**	1,626	907
Cash and cash equivalents at end of year	**$ 2,656**	$ 872	$ 1,626

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

Years Ended December 31,	2009	2008
(In Millions, Except Par Values)		
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 2,656**	$ 872
Trade accounts receivable	**1,517**	374
Income tax receivables	**139**	611
Other accounts receivable	**147**	227
Inventories:		
Product	**1,110**	1,028
Materials and supplies, net	**1,093**	1,124
Mill and leach stockpiles	**667**	611
Other current assets	**104**	386
Total current assets	**7,433**	5,233
Property, plant, equipment and development costs, net	**16,195**	16,002
Long-term mill and leach stockpiles	**1,321**	1,145
Intangible assets, net	**347**	364
Other assets	**700**	609
Total assets	**$ 25,996**	$ 23,353
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 2,038**	$ 2,722
Accrued income taxes	**474**	163
Current portion of reclamation and environmental obligations	**214**	162
Rio Tinto share of joint venture cash flows	**161**	—
Dividends payable	**99**	44
Current portion of long-term debt and short-term borrowings	**16**	67
Total current liabilities	**3,002**	3,158
Long-term debt, less current portion	**6,330**	7,284
Deferred income taxes	**2,503**	2,339
Reclamation and environmental obligations, less current portion	**1,981**	1,951
Other liabilities	**1,423**	1,520
Total liabilities	**15,239**	16,252
Equity:		
FCX stockholders' equity:		
5½% Convertible Perpetual Preferred Stock, 1 shares issued and outstanding at December 31, 2008	**—**	832
6¾% Mandatory Convertible Preferred Stock, 29 shares issued and outstanding	**2,875**	2,875
Common stock, par value $0.10, 552 shares and 505 shares issued, respectively	**55**	51
Capital in excess of par value	**15,680**	13,989
Accumulated deficit	**(5,805)**	(8,267)
Accumulated other comprehensive loss	**(273)**	(305)
Common stock held in treasury – 122 shares and 121 shares, at cost, respectively	**(3,413)**	(3,402)
Total FCX stockholders' equity	**9,119**	5,773
Noncontrolling interests	**1,638**	1,328
Total equity	**10,757**	7,101
Total liabilities and equity	**$ 25,996**	$ 23,353

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

(In Millions)	Convertible Perpetual Preferred Stock		Mandatory Convertible Preferred Stock		Common Stock		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock Held in Treasury		Total FCX Stockholders' Equity	Noncontrolling Interests	Total Equity
	FCX Stockholders' Equity													
	Number of Shares	At Par Value	Number of Shares	At Par Value	Number of Shares	At Par Value				Number of Shares	At Cost			
Balance at January 1, 2007	1	$1,100	—	$ —	310	$31	$ 2,668	$ 1,415	$ (20)	113	$(2,749)	$ 2,445	$ 213	$ 2,658
Sale of 6¾% Mandatory Convertible Preferred Stock	—	—	29	2,875	—	—	(72)	—	—	—	—	2,803	—	2,803
Acquisition of Phelps Dodge	—	—	—	—	137	14	7,767	—	—	—	—	7,781	1,233	9,014
Sale of common stock	—	—	—	—	47	5	2,811	—	—	—	—	2,816	—	2,816
Conversions of 7% Convertible Senior Notes	—	—	—	—	—	—	6	—	—	—	—	6	—	6
Exercised and issued stock-based awards	—	—	—	—	3	—	131	—	—	—	—	131	—	131
Stock-based compensation	—	—	—	—	—	—	86	—	—	—	—	86	—	86
Tax benefit for stock-based awards	—	—	—	—	—	—	10	—	—	—	—	10	—	10
Tender of shares for stock-based awards	—	—	—	—	—	—	—	—	—	1	(92)	(92)	—	(92)
Cumulative effect adjustment to initially apply new accounting guidance associated with income taxes	—	—	—	—	—	—	—	4	—	—	—	4	1	5
Purchase of additional interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)
Dividends on common stock	—	—	—	—	—	—	—	(587)	—	—	—	(587)	—	(587)
Dividends on preferred stock	—	—	—	—	—	—	—	(208)	—	—	—	(208)	—	(208)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(967)	(967)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	4	4
Sale of Phelps Dodge International Corporation	—	—	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Comprehensive income:														
Net income	—	—	—	—	—	—	—	2,977	—	—	—	2,977	802	3,779
Other comprehensive income (loss), net of taxes:														
Unrealized gains on securities	—	—	—	—	—	—	—	—	2	—	—	2	—	2
Translation adjustment	—	—	—	—	—	—	—	—	(3)	—	—	(3)	1	(2)
Change in unrealized derivatives' fair value	—	—	—	—	—	—	—	—	(3)	—	—	(3)	(1)	(4)
Reclassification to earnings	—	—	—	—	—	—	—	—	7	—	—	7	1	8
Defined benefit plans:														
Net gain during period, net of taxes of $34 million	—	—	—	—	—	—	—	—	53	—	—	53	1	54
Amortization of unrecognized amounts	—	—	—	—	—	—	—	—	6	—	—	6	—	6
Other comprehensive income	—	—	—	—	—	—	—	—	62	—	—	62	2	64
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	3,039	804	3,843
Balance at December 31, 2007	1	$1,100	29	$ 2,875	497	$50	$13,407	$ 3,601	$ 42	114	$(2,841)	$18,234	$1,239	$19,473
Conversions of 5½% Convertible Perpetual Preferred Stock	—	(268)	—	—	7	1	290	—	—	—	—	23	—	23
Exercised and issued stock-based awards	—	—	—	—	1	—	179	—	—	—	—	179	—	179
Stock-based compensation	—	—	—	—	—	—	100	—	—	—	—	100	—	100
Tax benefit for stock-based awards	—	—	—	—	—	—	13	—	—	—	—	13	—	13
Tender of shares for stock-based awards	—	—	—	—	—	—	—	—	—	1	(61)	(61)	—	(61)
Common stock purchased	—	—	—	—	—	—	—	—	—	6	(500)	(500)	—	(500)
Dividends on common stock	—	—	—	—	—	—	—	(527)	—	—	—	(527)	—	(527)
Dividends on preferred stock	—	—	—	—	—	—	—	(274)	—	—	—	(274)	—	(274)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(730)	(730)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	201	201
Comprehensive income (loss):														
Net income (loss)	—	—	—	—	—	—	—	(11,067)	—	—	—	(11,067)	617	(10,450)
Other comprehensive income (loss), net of taxes:														
Unrealized losses on securities	—	—	—	—	—	—	—	—	(9)	—	—	(9)	—	(9)
Translation adjustment	—	—	—	—	—	—	—	—	(4)	—	—	(4)	—	(4)
Defined benefit plans:														
Net gain (loss) during period, net of taxes of $190 million	—	—	—	—	—	—	—	—	(341)	—	—	(341)	1	(340)
Amortization of unrecognized amounts	—	—	—	—	—	—	—	—	7	—	—	7	—	7
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(347)	—	—	(347)	1	(346)
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	(11,414)	618	(10,796)
Balance at December 31, 2008	1	$ 832	29	$ 2,875	505	$51	$13,989	$(8,267)	$(305)	121	$(3,402)	$ 5,773	$1,328	$ 7,101
Conversions and redemptions of 5½% Convertible Perpetual Preferred Stock	(1)	(832)	—	—	18	2	829	—	—	—	—	(1)	—	(1)
Sale of common stock	—	—	—	—	27	2	738	—	—	—	—	740	—	740
Exercised and issued stock-based awards	—	—	—	—	2	—	18	—	—	—	—	18	—	18
Stock-based compensation	—	—	—	—	—	—	100	—	—	—	—	100	—	100
Tax benefit for stock-based awards	—	—	—	—	—	—	6	—	—	—	—	6	—	6
Tender of shares for stock-based awards	—	—	—	—	—	—	—	—	—	1	(11)	(11)	—	(11)
Dividends on common stock	—	—	—	—	—	—	—	(65)	—	—	—	(65)	—	(65)
Dividends on preferred stock	—	—	—	—	—	—	—	(222)	—	—	—	(222)	—	(222)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(535)	(535)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	59	59
Comprehensive income:														
Net income	—	—	—	—	—	—	—	2,749	—	—	—	2,749	785	3,534
Other comprehensive income, net of taxes:														
Unrealized gains on securities	—	—	—	—	—	—	—	—	3	—	—	3	—	3
Translation adjustment	—	—	—	—	—	—	—	—	3	—	—	3	—	3
Defined benefit plans:														
Net gain during period, net of taxes of $51 million	—	—	—	—	—	—	—	—	8	—	—	8	1	9
Amortization of unrecognized amounts	—	—	—	—	—	—	—	—	18	—	—	18	—	18
Other comprehensive income	—	—	—	—	—	—	—	—	32	—	—	32	1	33
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,781	786	3,567
Balance at December 31, 2009	—	$ —	29	$ 2,875	552	$55	$15,680	$(5,805)	$(273)	122	$(3,413)	$ 9,119	$1,638	$10,757

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions. The most significant entities that FCX consolidates include its 90.64 percent-owned subsidiary PT Freeport Indonesia and its wholly owned subsidiaries, Freeport-McMoRan Corporation and Atlantic Copper, S.A. (Atlantic Copper). FCX acquired Phelps Dodge Corporation (Phelps Dodge) on March 19, 2007. FCX's results of operations include Phelps Dodge's results beginning March 20, 2007 (refer to Note 18 for further discussion). FCX changed Phelps Dodge's legal name to Freeport-McMoRan Corporation (FMC) in 2008; therefore, references to FMC and Phelps Dodge in these notes represent the same entity. FCX's unincorporated joint ventures with Rio Tinto plc (Rio Tinto) and Sumitomo Metal Mining Arizona, Inc. (Sumitomo) are reflected using the proportionate consolidation method (refer to Note 3 for further discussion). All significant intercompany transactions have been eliminated. Dollar amounts in tables are stated in millions, except per share amounts.

Investments in unconsolidated companies owned 20 percent or more are recorded using the equity method. Investments in companies owned less than 20 percent, and for which FCX does not exercise significant influence, are carried at cost.

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include fair values of assets acquired and liabilities assumed in the acquisition of Phelps Dodge; mineral reserve estimation; useful asset lives for depreciation, depletion and amortization; reclamation and closure costs; environmental obligations; estimates of recoverable copper in mill and leach stockpiles; pension, postretirement, postemployment and other employee benefits; deferred taxes and valuation allowances; reserves for contingencies and litigation; and asset impairment, including estimates used to derive future cash flows associated with those assets. Actual results could differ from those estimates.

Foreign Currencies. For foreign subsidiaries whose functional currency is the U.S. dollar, monetary assets and liabilities denominated in the local currency are translated at current exchange rates, and non-monetary assets and liabilities, such as inventories, property, plant, equipment and development costs, are translated at historical rates. Gains and losses resulting from translation of such account balances are included in operating results, as are gains and losses from foreign currency transactions.

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated at current exchange rates, while revenues and expenses are translated at average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income (loss) within equity.

Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Inventories. The largest components of inventories include finished goods (primarily concentrates and cathodes) at mining operations, concentrates and work-in-process at Atlantic Copper's smelting and refining operations, and materials and supplies inventories (refer to Note 4 for further discussion). Inventories of materials and supplies, as well as salable products, are stated at the lower of weighted-average cost or market. Costs of finished goods and work-in-process (*i.e.*, not materials and supplies) inventories include labor and benefits, supplies, energy, depreciation, depletion, amortization, site overhead costs, and other necessary costs associated with the extraction and processing of ore, including, depending on the process, mining, haulage, milling, concentrating, smelting, leaching, solution extraction, refining, roasting and chemical processing. Corporate general and administrative costs are not included in inventory costs.

Work-in-Process. In-process inventories represent materials that are currently in the process of being converted to a salable product. Conversion processes for mining operations vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and results in the production of copper and molybdenum concentrates or, alternatively, copper cathode by concentrate leaching. For oxide ores and certain secondary sulfide ores, processing includes leaching of stockpiles, solution extraction and electrowinning (SX/EW) and results in the production of copper cathodes. In-process material is measured based on assays of the material included in these processes and projected recoveries. In-process inventories are valued based on the costs incurred to various points in the process, including depreciation relating to associated process facilities. For Atlantic Copper, in-process inventories represent copper concentrates at various stages of conversion into anodes and cathodes. Atlantic Copper's in-process inventories are valued at the weighted-average cost of the material fed to the smelting and refining process plus in-process conversion costs.

Finished Goods. Finished goods include salable products (*e.g.*, copper and molybdenum concentrates, copper anodes, copper cathodes, copper rod, copper wire, molybdenum oxide, high-purity molybdenum chemicals and other metallurgical products). Finished goods are valued based on the weighted-average cost of source material plus applicable conversion costs relating to associated process facilities.

Mill and Leach Stockpiles. Mill and leach stockpiles are stated at the lower of weighted-average cost or market. Both mill and leach stockpiles generally contain lower-grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling, concentrating, smelting and refining or, alternatively, by concentrate leaching. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve contained copper and deliver it in solution to extraction processing facilities. The recorded cost of mill and leach stockpiles includes mining and haulage costs incurred to deliver ore to stockpiles, depreciation, depletion, amortization and site overhead costs.

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade of the material delivered to mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Ultimate recovery of copper contained in leach stockpiles can vary significantly from a low percentage to more than 90 percent depending on several variables, including type of copper recovery, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 70 percent of the copper ultimately recoverable may be extracted during the first year, and the remaining copper may be recovered over many years.

Processes and recovery rates are monitored regularly, and recovery rate estimates are adjusted periodically as additional information becomes available and as related technology changes.

Property, Plant, Equipment and Development Costs. Property, plant, equipment and development costs are carried at cost. Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred. Development costs are capitalized beginning after proven and probable reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable reserves including shafts, adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (*i.e.,* turnarounds) are expensed as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production method based on total estimated recoverable proven and probable copper reserves (for primary copper mines) and proven and probable molybdenum reserves (for the primary molybdenum mine). Development costs and acquisition costs for proven and probable reserves that relate to a specific ore body are depreciated using the unit-of-production method based on estimated recoverable proven and probable reserves for the ore body benefited. Depreciation, depletion and amortization using the unit-of-production method is recorded upon extraction of the recoverable copper or molybdenum from the ore body, at which time it is allocated to inventory cost and then included as a component of cost of goods sold. Other assets are depreciated on a straight-line basis over estimated useful lives of up to 30 years for buildings, and three to 20 years for machinery and equipment, and mobile equipment.

Included in property, plant, equipment and development costs is value beyond proven and probable reserves (VBPP) primarily resulting from FCX's acquisition of Phelps Dodge. The concept of VBPP has been interpreted differently by different mining companies. FCX's VBPP is attributable to (i) mineralized material, which includes measured and indicated amounts, that FCX believes could be brought into production with the establishment or modification of required permits and should market conditions and technical assessments warrant, (ii) inferred mineral resources and (iii) exploration potential, as further defined below.

Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of minerals. Such a deposit does not qualify as proven and probable reserves until legal and economic feasibility are confirmed based upon a comprehensive evaluation of development costs, unit costs, grades, recoveries and other material factors. Inferred mineral resources are that part of a mineral resource for which the overall tonnages, grades and mineral contents can be estimated with a reasonable level of confidence based on geological evidence and apparent geological and grade continuity after applying economic parameters. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource. Exploration potential is the estimated value of potential mineral deposits that FCX has the legal right to access. The value assigned to exploration potential was determined by interpreting the known exploration information and exploration results, including geological data and/or geological information, that were available as of the acquisition date.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable reserves and they are produced or the VBPP is determined to be impaired. Additions to proven and probable reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts.

Goodwill. FCX recorded goodwill as a result of the acquisition of Phelps Dodge. Goodwill had an indefinite useful life and was not amortized, but rather was tested for impairment at least annually, unless events occurred or circumstances changed between annual tests that would more likely than not reduce the fair value of a related reporting unit below its carrying amount. FCX used discounted cash flow models to determine if the carrying value of the reporting unit was less than the fair value of the reporting unit. FCX's annual impairment test in the fourth quarter of 2008 resulted in the full impairment of goodwill (refer to Note 6 for further discussion).

Intangible Assets and Liabilities. FCX recorded intangible assets and liabilities as a result of the acquisition of Phelps Dodge. Indefinite-lived intangibles primarily include water rights. Definite-lived intangibles include favorable and unfavorable contracts (primarily related to molybdenum sales contracts, treatment and refining contract rates, power contracts and tire contracts), royalty payments, patents and process technology. The fair value of identifiable intangible assets was estimated based principally upon comparable market transactions and discounted future cash flow projections. The ranges for estimated useful lives are one to 10 years for molybdenum sales, treatment and refining, power and tire contracts; one to 12 years for royalty payments; and principally 10 to 20 years for patents and process technology. All indefinite-lived intangible assets are subject to impairment testing at least annually, unless events occur or circumstances change between annual tests that would more likely than not reduce the indefinite-lived intangible asset's fair value below its carrying value.

Asset Impairment. FCX reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Long-lived assets, other than goodwill and indefinite-lived intangible assets, are evaluated for impairment under the two-step model. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Once it is determined that an impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques such as estimated future cash flows.

In evaluating mining operations' long-lived assets for recoverability, estimates of after-tax undiscounted future cash flows of FCX's individual mining operations are used, with impairment losses measured by reference to fair value. As quoted market prices are unavailable for FCX's individual mining operations, fair value is determined through the use of discounted estimated future cash flows. Estimated cash flows used to assess recoverability of long-lived assets and measure the fair value of FCX's mining operations are derived from current business plans developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. Estimates of future cash flows include near and long-term metal price assumptions; estimates of commodity-based and other input costs; proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves; and the use of appropriate current escalation and discount rates.

Deferred Mining Costs. Stripping costs (*i.e.*, the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of a mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized on the unit-of-production method based on estimated recoverable proven and probable reserves for the ore body benefited. However, where a second or subsequent pit or major expansion is considered to be a continuation of existing mining activities, stripping costs are accounted for as a current production cost and a component of the associated inventory.

Environmental Expenditures. Environmental expenditures are expensed or capitalized, depending upon their future economic benefits. Accruals for such expenditures are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. For closed facilities and closed portions of operating facilities with environmental obligations, an environmental obligation is accrued when a decision to close a facility, or a portion of a facility, is made by management and the environmental obligation is considered to be probable. Environmental obligations attributed to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and FCX, or any of its subsidiaries, have been associated with the site. Other environmental remediation obligations are considered probable based on specific facts and circumstances. FCX's estimates of these costs are based on an evaluation of various factors, including currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not FCX is a potentially responsible party (PRP) and the ability of other PRPs to pay their allocated portions. With the exception of those obligations assumed in the acquisition of Phelps Dodge that were recorded at estimated fair values (refer to Note 14 for further discussion), environmental obligations are recorded on an undiscounted basis. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Possible recoveries of some of these costs from other parties are not recognized in the consolidated financial statements until they become probable. Legal costs associated with environmental remediation (such as fees to outside law firms for work relating to determining the extent and type of remedial actions and the allocation of costs among PRPs) are included as part of the estimated obligation. Environmental obligations assumed in the acquisition of Phelps Dodge, which were initially estimated on a discounted basis, are accreted to full value over time through charges to interest expense. Adjustments to the obligations are charged to operating income.

Asset Retirement Obligations. FCX records the fair value of estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. Retirement obligations associated with long-lived assets are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to cost of sales. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset's carrying value and are depreciated (primarily on a unit-of-production basis) over the asset's respective useful life. Reclamation costs for future disturbances are recognized as an ARO and as a related ARC in the period of the disturbance. FCX's AROs consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthwork, revegetation, water treatment and demolition (refer to Note 14 for further discussion).

Income Taxes. FCX accounts for deferred income taxes utilizing an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates (refer to Note 13 for further discussion). When appropriate, FCX evaluates the need for a valuation allowance to reduce deferred tax assets to estimated recoverable amounts. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

On January 1, 2007, FCX adopted new accounting guidance associated with accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also addresses derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption of this guidance, FCX recorded a cumulative effect adjustment of $4 million to increase beginning retained earnings. FCX's policy associated with uncertain tax positions is to record accrued interest in interest expense and accrued penalties in other income and expenses rather than in the provision for income taxes.

Derivative Instruments. FCX and its subsidiaries have entered into derivative contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. Refer to Note 16 for a summary of FCX's outstanding derivative instruments at December 31, 2009, and a discussion of FCX's risk management strategies for those designated as hedges.

Revenue Recognition. FCX sells its products pursuant to sales contracts entered into with its customers. Revenue for all FCX's products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon shipment or delivery of product.

Revenues from FCX's concentrate and cathodes sales are recorded based on either 100 percent of a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract. Revenues from concentrate sales are recorded net of treatment and all refining charges (including price participation, if applicable, as discussed below) and the impact of derivative contracts, including the impact of the copper collars acquired from Phelps Dodge (refer to Note 16 for further discussion). Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, FCX's revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of FCX's contracts and vary by customer. Treatment and refining charges represent payments or price adjustments to smelters and refiners and are either fixed or, in certain cases, vary with the price of copper (referred to as price participation).

Under the long-established structure of sales agreements prevalent in the industry, copper contained in concentrates and cathodes is generally provisionally priced at the time of shipment. The provisional prices are finalized in a specified future period (generally one to four months from the shipment date) based on the quoted London Metal Exchange (LME) or the New York Mercantile Exchange (COMEX) prices. FCX receives market prices based on prices in the specified future period, and these sales result in changes recorded to revenues until the specified future period. FCX records revenues and invoices customers at the time of shipment based on then-current LME or COMEX prices, which results in an embedded derivative (*i.e.*, a pricing mechanism that is finalized after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrates or cathodes at the then-current LME or COMEX price. FCX applies the normal purchases and normal sales scope exception in accordance with derivatives and hedge accounting guidance to the host contract in its concentrate or cathode sales agreements since these contracts do not allow for net settlement and always result in physical delivery. The embedded derivative does not qualify for hedge accounting. At December 31, 2009, consolidated revenues for outstanding provisionally priced copper sales totaled $1.6 billion. At December 31, 2009, FCX had outstanding provisionally priced copper sales at its copper mining operations of 378 million pounds of copper (net of noncontrolling interests), priced at an average of $3.34 per pound, subject to final pricing over the first several months of 2010 pursuant to the terms of the sales contracts.

Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment.

Approximately 90 percent of FCX's 2009 molybdenum sales were priced based on prices published in Platts *Metals Week, Ryan's Notes* or *Metal Bulletin,* plus conversion premiums for products that undergo additional processing, such as ferromolybdenum and molybdenum chemical products. The majority of these sales use the average of the previous month. FCX's remaining molybdenum sales generally have pricing that is either based on a fixed price or adjusts within certain price ranges.

PT Freeport Indonesia concentrate sales and Tenke Fungurume metal sales are subject to certain royalties, which are recorded as a reduction to revenues (refer to Note 15 for further discussion).

Stock-Based Compensation. As of December 31, 2009, FCX has four stock-based employee compensation plans and one stock-based director compensation plan. Compensation costs for share-based payments to employees, including stock options, are measured at fair value and expensed over the requisite service period for awards that are expected to vest. Effective January 1, 2006, FCX applied the modified prospective transition method to all past awards outstanding and unvested as of January 1, 2006, and is recognizing the associated expense over the remaining vesting period of such awards based on the fair values previously determined in accordance with the original accounting guidance for stock-based compensation. The fair value of stock options is determined using the Black-Scholes-Merton option valuation model. In addition, for other stock-based awards under the plans, compensation costs are recognized based on the fair value on the date of grant for restricted stock units and the intrinsic value on the reporting or exercise date for cash-settled stock appreciation rights (SARs). FCX includes estimated forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates through the final vesting date of the awards. Refer to Note 12 for further discussion.

Earnings Per Share. FCX's basic net income (loss) per share of common stock was calculated by dividing net income (loss) attributable to common stockholders by the weighted-average shares of common stock outstanding during the year. A reconciliation of net income (loss) and weighted-average shares of common stock outstanding for purposes of calculating diluted net income (loss) per share for the years ended December 31, 2009, 2008 and 2007, follows:

	2009	2008	2007
Income (loss) from continuing operations	**$3,534**	$(10,450)	$3,733
Income from continuing operations attributable to noncontrolling interests	**(785)**	(617)	(791)[a]
Preferred dividends and losses on induced conversions	**(222)**	(274)	(208)
Income from continuing operations attributable to FCX common stockholders	**2,527**	(11,341)	2,734
Plus income impact of assumed conversion of:			
6¾% Mandatory Convertible Preferred Stock	**194**	—[b]	147
5½% Convertible Perpetual Preferred Stock	**28**	—[c]	61
Diluted net income (loss) from continuing operations attributable to FCX common stockholders	**2,749**	(11,341)	2,942
Income from discontinued operations attributable to FCX common stockholders	**—**	—	35[a]
Diluted net income (loss) attributable to FCX common stockholders	**$2,749**	$(11,341)	$2,977
Weighted-average shares of common stock outstanding	**414**	382	341
Add stock issuable upon conversion, exercise or vesting of (refer to Note 12):			
6¾% Mandatory Convertible Preferred Stock	**39**	—[b]	30
5½% Convertible Perpetual Preferred Stock	**13**	—[c]	23
Dilutive stock options	**2**	—[d]	2
Restricted stock	**1**	—[e]	1
Weighted-average shares of common stock outstanding for purposes of calculating diluted net income (loss) per share	**469**	382	397
Diluted net income (loss) per share attributable to FCX common stockholders:			
Continuing operations	**$ 5.86**	$ (29.72)	$ 7.41
Discontinued operations	**—**	—	0.09
Diluted net income (loss) per share	**$ 5.86**	$ (29.72)	$ 7.50

a. Income from discontinued operations attributable to noncontrolling interests was $11 million.
b. Potential income impact of $146 million and additional shares of common stock of approximately 39 million shares were excluded because they were anti-dilutive.
c. Potential income impact of $45 million and additional shares of common stock of approximately 23 million shares were excluded because they were anti-dilutive.
d. Potential additional shares of common stock of approximately 2 million were anti-dilutive.
e. Potential additional shares of common stock of approximately 1 million were anti-dilutive.

FCX's convertible instruments are excluded from the computation of diluted net income (loss) per share of common stock when including the conversion of these instruments results in an anti-dilutive effect on earnings per share (refer to footnotes b and c in the table above).

Outstanding stock options with exercise prices greater than the average market price of FCX's common stock during the period are excluded from the computation of diluted net income (loss) per share of common stock. There were approximately six million stock options with a weighted-average exercise price of $72.54 excluded in 2009, approximately two million stock options with a weighted-average exercise price of $69.89 in 2008 and none in 2007.

New Accounting Standards. *Noncontrolling Interests in Consolidated Financial Statements.* In December 2007, the Financial Accounting Standards Board (FASB) issued accounting guidance associated with noncontrolling interests in consolidated financial statements, which clarifies that noncontrolling interests (minority interests) are to be treated as a separate component of equity and any changes in the ownership interest (in which control is retained) are to be accounted for as capital transactions. However, a change in ownership of a consolidated subsidiary that results in a loss of control is considered a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests. This guidance also provides additional disclosure requirements for each reporting period. This guidance applies to fiscal years beginning on or after December 15, 2008, with early adoption prohibited. This guidance is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests. FCX adopted this guidance effective January 1, 2009, and adjusted its December 31, 2008, consolidated balance sheet to reflect noncontrolling interests in the amount of $1,328 million as a component of equity. FCX also adjusted its consolidated statements of equity for the years ended December 31, 2007 and 2008, to reflect noncontrolling interests as a component of equity. In addition, FCX revised its consolidated statements of operations for the years ended December 31, 2008 and 2007, to include net income attributable to both the controlling and noncontrolling interests.

Employers' Disclosures about Postretirement Benefit Plan Assets. In December 2008, FASB issued enhanced guidance for an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance revises disclosure requirements on pension and postretirement plan assets. The disclosures about plan assets required by this guidance are effective for fiscal years ending after December 15, 2009, with early application permitted. Upon initial application, disclosures are not required for earlier periods that are presented for comparative purposes. FCX adopted this guidance for the year ended December 31, 2009.

Subsequent Events. In May 2009, FASB issued accounting guidance that requires disclosure of the date through which an entity has evaluated subsequent events and whether that represents the date the financial statements were issued or were available to be issued. This guidance sets forth: (i) the period after the balance sheet during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This guidance is effective for interim and fiscal years ending after June 15, 2009, and shall be applied prospectively. FCX adopted this guidance effective second-quarter 2009.

Reclassifications. For comparative purposes, primarily the adoption of new accounting guidance for noncontrolling interests and the revision to FCX's presentation of its business segments, certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2. Asset Impairments and Other Charges

A summary of long-lived asset impairments, other than goodwill, and other charges recorded during the years ended December 31, 2009 and 2008, follows (refer to Note 20 for long-lived asset impairments and other charges by FCX's reportable segments):

	2009	2008
City of Blackwell partial litigation settlement	**$54**	$ —
Restructuring costs	**32**	50
Pension and postretirement special benefits and curtailments	**(9)**	61
Long-lived asset impairments	**—**	10,867
Total long-lived asset impairments and other charges	**$77**	$10,978

In 2009, FCX recognized a charge of $54 million ($43 million to net income attributable to FCX common stockholders or $0.09 per diluted share) for the partial settlement of the City of Blackwell lawsuit (refer to Note 14 for further discussion).

Also in 2009, FCX recognized charges relating to its revised operating plans in the fourth quarter of 2008 and January 2009 (as discussed below) for (i) restructuring costs totaling $32 million ($25 million to net income attributable to FCX common stockholders or $0.06 per diluted share) for contract termination costs, other project cancellation costs, and employee severance and benefit costs and (ii) gains of $9 million ($7 million to net income attributable to FCX common stockholders or $0.02 per diluted share) for pension and postretirement special retirement benefits and curtailments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the fourth quarter of 2008, there was a dramatic decline in copper and molybdenum prices. After averaging $3.23 per pound in 2007 and $3.61 per pound for the first nine months of 2008, LME spot copper prices declined to a four-year low of $1.26 per pound in December 2008, averaged $1.78 per pound in the fourth quarter of 2008 and closed at $1.32 per pound on December 31, 2008. Additionally, while molybdenum markets had been strong in recent years with prices averaging approximately $30 per pound in 2007 and $33 per pound for the first nine months of 2008, molybdenum prices declined significantly to a four-year low of $8.75 per pound in November 2008, averaged approximately $16 per pound in the fourth quarter of 2008 and closed at $9.50 per pound on December 31, 2008.

While FCX's long-term strategy of developing its resources to their full potential remains in place, the decline in copper and molybdenum prices in the fourth quarter of 2008 and the deterioration of the economic and credit environment limited FCX's ability to invest in growth projects and required FCX to make adjustments to its near-term operating plans. FCX responded to the sudden downturn and uncertain near-term outlook by revising its near-term strategy to protect liquidity while preserving its mineral resources and growth options for the longer term. Accordingly, operating plans were revised in the fourth quarter of 2008 and January 2009 to reflect: (i) curtailment of copper production at high-cost North America operations and of molybdenum production at the Henderson molybdenum mine; (ii) capital cost reductions; (iii) aggressive cost control, including workforce reductions, reduced equipment purchases that were planned to support expansion projects, a reduction in material and supplies inventory and reductions in exploration, research and administrative costs; and (iv) suspension of FCX's annual common stock dividend.

In connection with these significant adverse changes during the fourth quarter of 2008, FCX evaluated its long-lived assets, other than goodwill and indefinite-lived intangible assets, for impairment as of December 31, 2008. Goodwill and indefinite-lived intangible assets are evaluated for impairment annually as of December 31.

FCX's asset impairment evaluations, including its annual goodwill impairment test, required FCX to make several assumptions in determining estimates of future cash flows to determine fair value of its individual mining operations, including: near and long-term metal price assumptions; estimates of commodity-based and other input costs; proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves; and the use of appropriate current escalation and discount rates. Projected long-term average metal prices represented the most significant assumption used in the cash flow estimates. In connection with the March 2007 acquisition of Phelps Dodge, FCX allocated the $25.8 billion purchase price to the estimated fair values of net assets acquired, including $6.2 billion for goodwill. Metal price projections used to value the net assets acquired at the acquisition date ranged from near-term prices of $2.98 per pound for copper declining over an eight-year period to $1.20 per pound and $26.20 per pound for molybdenum declining over a five-year period to $8.00 per pound, reflecting price expectations at that time. FCX's impairment evaluations at December 31, 2008, were based on price assumptions reflecting prevailing copper futures prices for three years, which ranged from approximately $1.40 per pound to $1.50 per pound, and a long-term average price of $1.60 per pound. Molybdenum prices were assumed to average $8.00 per pound.

FCX's evaluation of long-lived assets (other than goodwill) for impairment resulted in the recognition of asset impairment charges totaling $10.9 billion ($6.6 billion to net loss attributable to FCX common stockholders or $17.34 per diluted share) for 2008. Refer to Note 6 for discussion of impairment charges related to goodwill.

In 2008, FCX recognized charges relating to its revised operating plans in the fourth quarter of 2008 for special pension and postretirement benefits and curtailments totaling $61 million ($37 million to net loss attributable to FCX common stockholders or $0.10 per diluted share) and restructuring costs of $50 million ($30 million to net loss attributable to FCX common stockholders or $0.08 per diluted share) for employee severance and benefit costs, contract termination costs and other project cancellation costs. The restructuring charges reflect workforce reductions (approximately 3,000 employees related to fourth-quarter 2008 revised operating plans and approximately 1,500 employees related to January 2009 revised operating plans) and other charges that reflect an approximate 50 percent total reduction in mining and crushed-leach rates at the Morenci mine in Arizona, an approximate 50 percent reduction in mining and stacking rates at the Safford mine in Arizona, an approximate 50 percent reduction in the mining rate at the Tyrone mine in New Mexico, suspension of mining and milling activities at the Chino mine in New Mexico (with limited residual copper production from leach operations), and an approximate 40 percent reduction in annual production (an approximate 25 percent reduction began in the fourth quarter of 2008) at the Henderson molybdenum mine in Colorado. In addition, the revised operating plans included decisions at that time to defer certain capital projects, including (i) the incremental expansion projects at the Sierrita and Bagdad mines in Arizona, the Cerro Verde mine in Peru and the sulfide project at the El Abra mine in Chile, (ii) the restart of the Miami mine in Arizona and (iii) the restart of the Climax molybdenum mine in Colorado.

The following table summarizes the liabilities (included in accounts payable and accrued liabilities) incurred in connection with the fourth-quarter 2008 and January 2009 restructuring activities:

	Employee Severance and Benefit Costs	Contract Cancellation and Other Costs	Total Restructuring Costs
Balance at January 1, 2008	$ —	$ —	$ —
Fourth-quarter 2008 program:			
Additions	35	15	50
Payments	(2)	(10)	(12)
Balance at December 31, 2008	33	5	38
Fourth-quarter 2008 program:			
Additions and adjustments	(4)	16[a]	12[a]
Payments	(29)	(21)	(50)
January 2009 program:			
Additions	13	4	17
Payments	(12)	(4)	(16)
Balance at December 31, 2009	**$ 1**	**$ —**	**$ 1**

a. Excludes $3 million for the write off of other current assets in connection with a lease cancellation.

NOTE 3. Ownership in Subsidiaries, Joint Ventures and Investment in PT Smelting

Ownership in Subsidiaries. On March 19, 2007, FMC became a wholly owned subsidiary of FCX. FMC is a fully integrated producer of copper and molybdenum, with mines in North America, South America and the Tenke Fungurume minerals district in the Democratic Republic of Congo (DRC), copper and molybdenum conversion facilities, and several development projects. At December 31, 2009, FMC's major operating copper mines in North America were Morenci, Sierrita, Bagdad, Safford and Miami located in Arizona, and Tyrone located in New Mexico. FCX has an 85 percent interest in Morenci (refer to "Joint Ventures — Sumitomo") and owns 100 percent of the other North America mines. FMC also owns the Henderson molybdenum mine and the Climax molybdenum mine (on care-and-maintenance status), which are located in Colorado. At December 31, 2009, operating copper mines in South America were Cerro Verde (53.56 percent owned) located in Peru and Candelaria (80 percent owned), Ojos del Salado (80 percent owned) and El Abra (51 percent owned) located in Chile. In addition to copper and molybdenum, certain mines produce other minerals as by-products, such as gold, silver and rhenium. At December 31, 2009, FMC owns an effective 57.75 percent interest in the Tenke Fungurume minerals district in the DRC, which commenced copper production in March 2009 and achieved targeted rates in September 2009. The Tenke Fungurume minerals district also produces cobalt hydroxide, with the cobalt and sulphuric acid plants commissioned in third-quarter 2009. At December 31, 2009, FMC's net assets totaled $11.6 billion and its accumulated deficit totaled $15.4 billion. As of December 31, 2009, FCX had no loans outstanding to FMC.

FCX's direct ownership in PT Freeport Indonesia totals 81.28 percent. PT Indocopper Investama, an Indonesian company, owns 9.36 percent of PT Freeport Indonesia and FCX owns 100 percent of PT Indocopper Investama. At December 31, 2009, PT Freeport Indonesia's net assets totaled $2.7 billion and its retained earnings totaled $2.5 billion. As of December 31, 2009, FCX had no outstanding loans to PT Freeport Indonesia.

FCX owns 100 percent of the outstanding Atlantic Copper common stock. At December 31, 2009, Atlantic Copper's net assets totaled $88 million and its accumulated deficit totaled $302 million. FCX had $381 million in loans outstanding to Atlantic Copper, and Atlantic Copper's debt under financing arrangements that are guaranteed by FCX totaled $13 million at December 31, 2009.

In 2003, FCX acquired the 85.71 percent ownership interest in PT Puncakjaya Power (Puncakjaya Power) owned by affiliates of Duke Energy Corporation for $68 million cash, net of $10 million of cash acquired. Puncakjaya Power is the owner of assets supplying power to PT Freeport Indonesia's operations, including the 3x65 megawatt coal-fired power facilities. PT Freeport Indonesia purchases power from Puncakjaya Power under infrastructure asset financing arrangements. In 2005, FCX prepaid $187 million of bank debt associated with Puncakjaya Power's operations. At December 31, 2009, FCX did not have any loan outstanding to Puncakjaya Power, PT Freeport Indonesia had infrastructure asset financing obligations payable to Puncakjaya Power totaling $96 million and Puncakjaya Power had a receivable from PT Freeport Indonesia for $127 million, including Rio Tinto's share. FCX consolidates PT Freeport Indonesia and Puncakjaya Power. FCX's consolidated balance sheets reflect receivables of $27 million ($2 million in other accounts receivable and $25 million in long-term assets) at December 31, 2009, and $37 million ($10 million in other accounts receivable and $27 million in long-term assets) at December 31, 2008, for Rio Tinto's share of Puncakjaya Power's receivable as provided for in FCX's joint venture agreement with Rio Tinto.

Joint Ventures. FCX has the following unincorporated joint ventures with third parties.

Rio Tinto. FCX and Rio Tinto have established certain unincorporated joint ventures. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia's Contract of Work and the option to participate in 40 percent of any other future exploration projects in Papua, Indonesia.

Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia's Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. All of PT Freeport Indonesia's proven and probable reserves and its mining operations are located in the Block A area. Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (i) the incremental revenues from production from PT Freeport Indonesia's most recent expansion completed in 1998 to (ii) total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow. The payable to Rio Tinto for its share of joint venture cash flows was $161 million at December 31, 2009, and less than $1 million at December 31, 2008.

Under the joint venture arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by Contracts of Work held by FCX subsidiaries. Agreed-upon exploration costs in the joint venture areas are shared 60 percent by FCX and 40 percent by Rio Tinto. Since September 2008, Rio Tinto is no longer participating in exploration joint ventures in the PT Nabire Bakti Mining and PT Irja Eastern Minerals Contract of Work areas in Indonesia. As a result, as long as Rio Tinto continues not to fund these exploration projects, FCX has the option to fund 100 percent of future exploration costs in these areas and Rio Tinto's interest in these areas will decline over time in accordance with the joint venture agreement. Rio Tinto has the option to resume participation in PT Irja Eastern Minerals on a monthly basis and in PT Nabire Bakti Mining on an annual basis. Rio Tinto continues to participate in exploration joint ventures in PT Freeport Indonesia's Contract of Work areas.

Sumitomo. FCX owns an 85 percent undivided interest in Morenci via an unincorporated joint venture. The remaining 15 percent is owned by Sumitomo, a jointly owned subsidiary of Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation. Each partner takes in kind its share of Morenci's production. FMC purchased 75 million pounds of Morenci's copper cathode from Sumitomo for $175 million during 2009, 90 million pounds for $281 million during 2008 and 87 million pounds for $299 million during the period March 20, 2007, to December 31, 2007. FCX had a net receivable from Sumitomo of $6 million at December 31, 2009, and $2 million at December 31, 2008.

Investment in PT Smelting. PT Smelting, an Indonesian company, operates a smelter and refinery in Gresik, Indonesia. During 2006, PT Smelting completed an expansion of its production capacity to 275,000 metric tons of copper per year from 250,000 metric tons. PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock.

PT Freeport Indonesia's contract with PT Smelting provides for the supply of 100 percent of the copper concentrate requirements necessary for PT Smelting to produce 205,000 metric tons of copper annually (essentially the smelter's original design capacity) on a priority basis. For the first 15 years of PT Smelting's commercial operations, beginning December 1998, PT Freeport Indonesia agreed that the combined treatment and refining charges (fees paid to smelters by miners) would approximate market rates, but will not fall below specified minimum rates. The minimum rate, applicable to the period April 27, 2008, to April 27, 2014, is to be determined annually and be sufficient to cover PT Smelting's annual cash operating costs (net of credits and including costs of debt service) for 205,000 metric tons of copper. The maximum rate is $0.30 per pound. The agreement is an amendment to the long-term sales contract, which was approved by the Department of Energy and Mineral Resources of the Government of Indonesia. PT Freeport Indonesia also sells copper concentrate to PT Smelting at market rates, which are not subject to a minimum or maximum rate, for quantities in excess of 205,000 metric tons of copper annually.

FCX's investment in PT Smelting totaled $55 million at December 31, 2009, and $99 million at December 31, 2008. PT Smelting had project-specific debt, nonrecourse to PT Freeport Indonesia, totaling $250 million at December 31, 2009, and $240 million at December 31, 2008. PT Freeport Indonesia had a trade receivable from PT Smelting totaling $300 million at December 31, 2009, and $37 million at December 31, 2008.

NOTE 4. Inventories, and Mill and Leach Stockpiles

The components of inventories follow:

December 31,	2009	2008
Mining Operations:		
Raw materials	$ 1	$ 1
Work-in-process	108	88
Finished goods[a]	588	703
Atlantic Copper:		
Raw materials (concentrates)	171	164
Work-in-process	227	71
Finished goods	15	1
Total product inventories	1,110	1,028
Total materials and supplies, net[b]	1,093	1,124
Total inventories	$2,203	$2,152

a. Primarily includes copper concentrates, anodes, cathodes and rod, and molybdenum.
b. Materials and supplies inventory is net of obsolescence reserves totaling $21 million at December 31, 2009, and $22 million at December 31, 2008.

A summary of mill and leach stockpiles follows:

December 31, 2009	North America	South America	Indonesia	Africa	Total
Current:					
Mill stockpiles	$ —	$ 7	$39	$ —	$ 46
Leach stockpiles	547	74	—	—	621
Total current mill and leach stockpiles	$ 547	$ 81	$39	$ —	$ 667
Long-term[a]:					
Mill stockpiles	$ 15	$427	$—	$ —	$ 442
Leach stockpiles	637	220	—	22	879
Total long-term mill and leach stockpiles	$ 652	$647	$—	$22	$1,321

December 31, 2008	North America	South America	Indonesia	Africa	Total
Current:					
Mill stockpiles	$ —	$ 10	$40	$ —	$ 50
Leach stockpiles	489	72	—	—	561
Total current mill and leach stockpiles	$ 489	$ 82	$40	$ —	$ 611
Long-term[a]:					
Mill stockpiles	$ 2	$335	$ —	$ 3	$ 340
Leach stockpiles	625	180	—	—	805
Total long-term mill and leach stockpiles	$ 627	$515	$ —	$ 3	$1,145

a. Materials in stockpiles not expected to be recovered within the next 12 months.

FCX recorded charges for lower of cost or market (LCM) molybdenum inventory adjustments of $19 million ($15 million to net income attributable to FCX common stockholders or $0.03 per diluted share) during first-quarter 2009 resulting from lower molybdenum prices.

In 2008, FCX recorded charges of $782 million ($479 million to net loss attributable to FCX common stockholders or $1.26 per diluted share) for LCM inventory adjustments as a result of the declines in copper and molybdenum prices in the fourth quarter of 2008 and the impact of higher operating costs on inventory balances.

NOTE 5. Property, Plant, Equipment and Development Costs, Net

The components of net property, plant, equipment and development costs, along with 2008 impairment charges, follow:

December 31,	2009	2008	2008 Impairments
Proven and probable reserves	**$ 4,303**	$ 4,052	$10,056
VBPP	**1,297**	1,341	471
Development and other	**2,983**	2,572	279
Buildings and infrastructure	**2,703**	2,381	167
Machinery and equipment	**7,282**	5,713	938
Mobile equipment	**2,136**	1,801	393
Construction in progress	**1,084**	2,686	27
Property, plant, equipment and development costs	**21,788**	20,546	12,331
Accumulated depreciation, depletion and amortization	**(5,593)**	(4,544)	(1,583)
Property, plant, equipment and development costs, net	**$16,195**	$16,002	$10,748

FCX recorded $2.2 billion for VBPP in connection with the Phelps Dodge acquisition in 2007 and transferred $159 million during 2009, $287 million during 2008 and $93 million during 2007 to proven and probable reserves.

During the fourth quarter of 2009, FCX purchased property adjacent to its Sierrita mine from Twin Buttes Properties, Inc. for $200 million, including $12 million for water rights that is recorded as an intangible asset.

FCX capitalized interest totaling $78 million in 2009, $122 million in 2008 and $147 million in 2007. Capitalized interest primarily related to development projects at Tenke Fungurume in 2009 and 2008 and Safford and Tenke Fungurume in 2007.

In connection with the decline in copper and molybdenum prices and the deterioration of the economic environment during the fourth quarter of 2008, FCX evaluated its long-lived assets for impairment as of December 31, 2008. FCX's evaluations were based on current business plans developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. These evaluations resulted in the recognition of asset impairment charges of $10.9 billion ($6.6 billion to net loss attributable to FCX common stockholders or $17.34 per diluted share), consisting of $10,748 million to reduce the carrying values of property, plant, equipment and development costs and $119 million to reduce the carrying values of definite-lived intangible assets (refer to Note 2 for further discussion).

NOTE 6. Goodwill, and Intangible Assets and Liabilities

Goodwill. Changes in the carrying amount of goodwill for the year ended December 31, 2008, follow:

Balance at December 31, 2007	$ 6,105
Purchase accounting adjustment	(57)
Deferred tax liability adjustment associated with the purchase of Phelps Dodge[a]	(61)
Impairment losses	(5,987)
Balance at December 31, 2008	$ —

a. Adjustment was allocated to the Morenci mine.

FCX recorded goodwill in 2007 in connection with the Phelps Dodge acquisition, which primarily related to the requirement to recognize a deferred tax liability for the difference between the assigned values and the tax basis of assets acquired and liabilities assumed in a business combination. In accordance with accounting rules, goodwill resulting from a business combination is assigned to the acquiring entity's reporting units that are expected to benefit from the business combination. The allocation of goodwill to the reporting units, which FCX determined included its individual mines, was completed in the first quarter of 2008.

Goodwill had an indefinite useful life and was not amortized, but rather was tested for impairment at least annually, unless events occurred or circumstances changed between annual tests that would more likely than not reduce the fair value of a related reporting unit below its carrying amount. FCX performed its annual goodwill impairment testing in the fourth quarter of 2008. FCX's evaluations were based on current business plans developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. These evaluations resulted in the recognition of impairment charges of $6.0 billion ($6.0 billion to net loss attributable to FCX common stockholders or $15.69 per diluted share) to eliminate the full carrying value of goodwill (refer to Note 2 for further discussion of assumptions used in determining fair value).

Intangible Assets and Liabilities. The components of intangible assets and intangible liabilities (included in other liabilities) follow:

December 31, 2009	Gross Carrying Value	Accumulated Amortization	Net Book Value
Indefinite-lived water rights	$253	$ —	$253
Patents and process technology	48	(8)	40
Royalty payments	38	(15)	23
Power contracts	25	(14)	11
Other intangibles	25	(5)	20
Total intangible assets	$389	$ (42)	$347
Total intangible liabilities:			
Treatment and refining terms in sales contracts	$ 52	$ (21)	$ 31

December 31, 2008	Gross Carrying Value[a]	Accumulated Amortization[a]	Net Book Value
Indefinite-lived water rights	$256	$ —	$256
Patents and process technology	48	(6)	42
Royalty payments	47	(7)	40
Power contracts	26	(11)	15
Other intangibles	13	(2)	11
Total intangible assets	$390	$ (26)	$364
Treatment and refining terms in sales contracts	$ 52	$ (15)	$ 37
Molybdenum sales contracts	108	(108)	—
Total intangible liabilities	$160	$(123)	$ 37

a. After impairments recorded in 2008.

In connection with the decline in copper and molybdenum prices and the deterioration of the economic environment during the fourth quarter of 2008, FCX evaluated its long-lived assets for impairment as of December 31, 2008. FCX's evaluations were based on current business plans developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. These evaluations resulted in the recognition of asset impairment charges of $119 million ($74 million to net loss attributable to FCX common stockholders or $0.19 per diluted share) to reduce the carrying values of definite-lived intangible assets (refer to Note 2 for further discussion).

Indefinite-lived intangible assets are tested for impairment at least annually, unless events occur or circumstances change between annual tests that would more likely than not reduce the indefinite-lived intangible asset's fair value below its carrying value. FCX performed its annual impairment testing of indefinite-lived intangible assets in the fourth quarters of 2009 and 2008 and concluded that there were no impairments.

Amortization of intangible assets recognized in production and delivery costs was $16 million in 2009, $63 million in 2008 and $47 million in 2007. Amortization of intangible liabilities recognized in revenues was $6 million in 2009, $3 million in 2008 and $120 million in 2007. The estimated net amortization expense for the next five years totals $6 million in 2010, $4 million in 2011, $5 million in 2012, $3 million in 2013 and $2 million in 2014.

NOTE 7. Other Assets

The components of other assets follow:

December 31,	2009	2008
Notes and other receivables	$168	$119
Trust assets[a,b]	140	142
Deferred tax assets	126	—
Debt issue costs	95	121
Available for sale securities	62	72
Equity-basis investments:		
PT Smelting	55	99
Other	39	28
Other	15	28
Total other assets	$700	$609

a. Includes $129 million in 2009 and $114 million in 2008 of legally restricted funds for AROs at the Chino, Tyrone and Cobre mines (refer to Note 14 for further discussion).
b. The current portion, which is included in other current assets, was $6 million at December 31, 2009, and $118 million at December 31, 2008.

NOTE 8. Accounts Payable and Accrued Liabilities

Additional information regarding accounts payable and accrued liabilities follows:

December 31,	2009	2008
Accounts payable	$ 890	$1,164
Current deferred tax liability	201	78
Salaries, wages and other compensation	188	129
Community development programs	148	74
Pension, postretirement, postemployment and other employee benefits[b]	127	156
Accrued interest[c]	113	136
Provisionally priced sales adjustments[a]	54	698
Other	317	287
Total accounts payable and accrued liabilities	$2,038	$2,722

a. Represents payables to customers as a result of adjusting embedded derivatives in provisionally priced sales to market prices (refer to "Revenue Recognition" in Note 1 for further discussion).
b. Refer to Note 9 for long-term portion and Note 11 for further discussion.
c. Third-party interest paid by FCX was $504 million in 2009, $741 million in 2008 and $504 million in 2007.

NOTE 9. Other Liabilities

Additional information regarding other liabilities follows:

December 31,	2009	2008
Pension, postretirement, postemployment and other employment benefits[a]	$ 950	$ 964
Reserve for uncertain tax benefits	157	159
Atlantic Copper contractual obligation to insurance company (refer to Note 11)	58	62
Insurance claim reserve	50	50
Other	208	285
Total other liabilities	$1,423	$1,520

a. Refer to Note 8 for short-term portion and Note 11 for further discussion.

NOTE 10. Debt

The components of debt follow:

December 31,	2009	2008
Senior Credit Facility	$ —	$ 150
Senior Notes:		
8.375% Senior Notes due 2017	3,340	3,500
8.25% Senior Notes due 2015	1,297	1,500
Senior Floating Rate Notes due 2015	1,000	1,000
9½% Senior Notes due 2031	198	198
6⅛% Senior Notes due 2034	115	115
7⅛% Debentures due 2027	115	115
8¾% Senior Notes due 2011	87	115
7% Convertible Senior Notes due 2011	1	1
6⅞% Senior Notes due 2014	—	340
Other (including equipment capital leases and short-term borrowings)	193	317
Total debt	6,346	7,351
Less current portion of long-term debt and short-term borrowings	(16)	(67)
Long-term debt	$6,330	$7,284

Senior Credit Facility. In connection with financing FCX's acquisition of Phelps Dodge, FCX used proceeds from its borrowings under its $11.5 billion senior credit facility. At the close of the Phelps Dodge acquisition, the senior credit facility consisted of a $2.5 billion senior term loan due March 2012, a $7.5 billion Tranche B term loan due March 2014 and $1.5 billion in revolving credit facilities due March 2012, with no amounts drawn on the revolving credit facilities. The revolving credit facilities are composed of (i) a $1.0 billion revolving credit facility available to FCX and (ii) a $0.5 billion revolving credit facility available to both FCX and PT Freeport Indonesia. FCX used proceeds from equity offerings, operating cash flows and asset sales to prepay the $10 billion of term loans by December 31, 2007. At December 31, 2009, FCX had no borrowings and $39 million of letters of credit issued under the revolving credit facilities, resulting in availability of approximately $1.5 billion, of which $961 million could be used for additional letters of credit.

Interest on the revolving credit facilities is based on the London Interbank Offered Rate (LIBOR) plus 1.00 percent, subject to an increase or decrease in the interest rate margin based on the credit ratings assigned by Standard & Poor's Rating Services and Moody's Investor Services.

The senior credit facility is guaranteed by certain wholly owned subsidiaries of FCX and is secured by the pledge of equity in substantially all of these subsidiary guarantors and certain other non-guarantor subsidiaries of FCX, and intercompany indebtedness owed to FCX. Borrowings by FCX and PT Freeport Indonesia under the $0.5 billion revolver are also secured with a pledge of 50.1 percent of the outstanding stock of PT Freeport Indonesia, over 90 percent of the assets of PT Freeport Indonesia and, with respect to borrowings by PT Freeport Indonesia, a pledge of the Contract of Work.

During 2007, FCX recorded net charges totaling $154 million ($120 million to net income attributable to FCX common stockholders or $0.30 per diluted share) for early extinguishment of debt related to the accelerated recognition of deferred financing costs associated with the repayment of amounts under the senior credit facility.

Senior Notes. In March 2007, in connection with financing FCX's acquisition of Phelps Dodge, FCX sold $3.5 billion of 8.375% Senior Notes due April 2017, $1.5 billion of 8.25% Senior Notes due April 2015 and $1.0 billion of Senior Floating Rate Notes due April 2015 for total net proceeds of $5.9 billion. Interest on the senior notes is payable semiannually on April 1 and October 1. Interest on the Senior Floating Rate Notes accrues at six-month LIBOR plus 3.25 percent. The interest rate on the Senior Floating Rate Notes was 3.88 percent at December 31, 2009. These notes are redeemable in whole or in part, at the option of FCX, at make-whole redemption prices prior to the redemption dates, and afterwards at stated redemption prices. The terms of the agreements allow for optional make-whole redemptions prior to April 1, 2011, for the 8.25% Senior Notes; and April 1, 2012, for the 8.375% Senior Notes. The Senior Floating Rate Notes are redeemable at stated redemption prices. During 2009, FCX purchased in open-market transactions $203 million of the 8.25% Senior Notes for $218 million and $160 million of the 8.375% Senior Notes for $172 million. These open-market purchases resulted in losses on early extinguishment of debt totaling $33 million ($29 million to net income attributable to FCX common stockholders or $0.06 per diluted share).

The 9½% Senior Notes due June 2031 and the 8¾% Senior Notes due June 2011 bear interest payable semiannually on June 1 and December 1. These notes are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price. In March 2007, in connection with the acquisition of Phelps Dodge, FCX assumed these senior notes with a stated value of $306 million, which was increased by $54 million to reflect the fair market value of these obligations at the acquisition date. The increase in value is being amortized over the term of the notes and recorded as a reduction of interest expense. In 2008, FCX purchased in an open-market transaction $33 million of the 9½% Senior Notes for $46 million and recorded losses on early extinguishment of debt of $6 million ($5 million to net loss attributable to FCX common stockholders or $0.01 per diluted share). In fourth-quarter 2009, FCX purchased in an open-market transaction $24 million of the 8¾% Senior Notes for $26 million and recorded losses on early extinguishment of debt of $1 million ($1 million to net income attributable to FCX common stockholders or less than $0.01 per diluted share). At December 31, 2009, the outstanding principal amount of the 9½% Senior Notes was $161 million and the 8¾% Senior Notes was $84 million.

The 6 1/8% Senior Notes due March 2034 bear interest payable semiannually on March 15 and September 15. These notes are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price. In March 2007, in connection with the acquisition of Phelps Dodge, FCX assumed these senior notes with a stated value of $150 million, which was reduced by $11 million to reflect the fair market value of these obligations at the acquisition date. The decrease in value is being amortized over the term of the notes and recorded as additional interest expense. During 2007, FCX purchased in an open-market transaction $26 million of these notes and recorded losses on early extinguishment of debt of $2 million ($2 million to net income attributable to FCX common stockholders or less than $0.01 per diluted share). At December 31, 2009, the outstanding principal amount of these senior notes was $124 million.

The 7 1/8% Debentures due November 2027 bear interest payable semiannually on May 1 and November 1. The debentures are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price. In March 2007, in connection with the acquisition of Phelps Dodge, FCX assumed these debentures with a stated and fair value of $115 million. At December 31, 2009, the outstanding principal amount of these debentures was $115 million.

In February 2004, FCX sold $350 million of 6 7/8% Senior Notes due February 2014 for net proceeds of $344 million. Interest on the notes was payable semiannually on February 1 and August 1. During 2004, FCX purchased in open-market transactions $10 million of its 6 7/8% Senior Notes. On August 20, 2009, FCX redeemed the remaining $340 million of these notes for $352 million or a redemption price of 103.439 percent of the principal amount (plus accrued and unpaid interest). FCX recorded losses on early extinguishment of debt of $14 million ($13 million to net income attributable to FCX common stockholders or $0.03 per diluted share) in 2009 associated with the redemption of the 6 7/8% Senior Notes.

In January 2003, FCX sold $500 million of 10 1/8% Senior Notes due 2010 for net proceeds of $487 million. In 2005, FCX purchased in open-market transactions $216 million of these notes. In 2006, FCX purchased in an open-market transaction $11 million of these notes. During 2007, FCX purchased in an open-market transaction the remaining $273 million of these notes and recorded losses on early extinguishment of debt of $17 million ($10 million to net income attributable to FCX common stockholders or $0.02 per diluted share).

All of FCX's senior notes are unsecured.

Restrictive Covenants. The senior credit facility and the senior notes used to finance the acquisition of Phelps Dodge contain covenants that limit FCX's ability to make certain payments. These restrictions vary among the instruments, but generally limit FCX's ability to pay certain dividends on common and preferred stock, repurchase or redeem common and preferred equity, prepay subordinated debt and make certain investments. In April 2008, Standard & Poor's Rating Services (S&P) and Fitch Ratings raised FCX's corporate credit rating and the ratings on FCX's unsecured debt to BBB- (investment grade). As a result of the upgrade of FCX's unsecured notes to investment grade by S&P, the restrictions contained in FCX's 8.375%, 8.25% and the floating rate senior notes on incurring debt, making restricted payments and selling assets were suspended. To the extent the rating is downgraded below investment grade, the covenants would again become effective. At December 31, 2009, the most restrictive of the covenants related to restricted payments allowed for payments up to approximately $7.6 billion.

Maturities. Maturities of debt instruments based on the amounts and terms outstanding at December 31, 2009, total $16 million in 2010, $93 million in 2011, $14 million in 2012, $1 million in 2013, $1 million in 2014 and $6,221 million thereafter.

NOTE 11. Employee Benefits

Pension Plans. Following is a discussion of FCX's pension plans.

FMC Plans. FCX has trusteed, non-contributory pension plans covering substantially all of FMC's U.S. employees and some employees of its international subsidiaries. The applicable FMC plan design determines the manner in which benefits are calculated for any particular group of employees. For certain of these plans, benefits are calculated based on final average monthly compensation and years of service. In the case of other plans, benefits are calculated based on a fixed amount for each year of service. Participants in the FMC plans generally vest in their accrued benefits after five years of service. Non-bargained FMC employees hired after December 31, 2006, are not eligible to participate in the FMC U.S. pension plan.

FCX's funding policy for these plans provides that contributions to pension trusts shall be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans; or, in the case of international plans, the minimum legal requirements that may be applicable in the various countries. Additional contributions also may be made from time to time.

FCX's policy for determining asset-mix targets for the Freeport-McMoRan Corporation Defined Benefit Master Trust (Master Trust) includes the periodic development of asset/liability studies to determine expected long-term rates of return and expected risk for various investment portfolios. Management considers these studies in the formal establishment of asset-mix targets that are reviewed by FCX's retirement plan administration and investment committee. FCX's investment objective emphasizes the need to maintain a well-diversified investment program through both the allocation of the Master Trust assets among asset classes and the selection of investment managers whose various styles are fundamentally complementary to one another and serve to achieve satisfactory rates of return. Diversification, by asset class and by investment manager, is FCX's principal means of reducing volatility and exercising prudent investment judgment. FCX's present target asset allocation is about 54 percent equity investments (35 percent U.S. equities, 12 percent international equities and 7 percent emerging markets equities), 35 percent fixed income (18 percent U.S. fixed income, 5 percent international fixed income, 5 percent high yield, 4 percent treasury inflation-protection securities and 3 percent emerging markets fixed income) and 11 percent alternative investments (5 percent private equity, 3 percent private real estate and 3 percent real estate investment trusts).

The expected rate of return on plan assets is evaluated at least annually, taking into consideration its asset allocation, historical returns on the types of assets held in the Master Trust and the current economic environment. For U.S. plans, the determination of the expected long-term rate of return on plan assets is based on expected future performance of the plan asset mix and active plan asset management. Based on these factors, FCX expects the pension assets will earn an average of 8.5 percent per annum during the 10 years beginning January 1, 2010. The 8.5 percent estimation was based on a passive return on a compound basis of 8.0 percent and a premium for active management of 0.5 percent reflecting the target asset allocation and current investment array.

For estimation purposes, FCX assumes the long-term asset mix for these plans generally will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension income or expense, the funded status of the plans and the need for future cash contributions. A lower-than-expected return on assets also would decrease plan assets and increase the amount of recorded pension expense in future years. When calculating the expected return on plan assets, FCX uses the market value of assets.

Among the assumptions used to estimate the benefit obligation is a discount rate used to calculate the present value of expected future benefit payments for service to date. The discount rate assumption for FCX's U.S. plans is designed to reflect yields on high-quality, fixed-income investments for a given duration. The determination of the discount rate for these plans is based on expected future benefit payments for service to date together with the Citibank Pension Discount Curve. Changes in this assumption are reflected in FCX's benefit obligation and, therefore, in the liabilities and income or expense that are recorded.

Other FCX Plans. In February 2004, FCX established an unfunded Supplemental Executive Retirement Plan (SERP) for its two most senior executive officers. The SERP provides for retirement benefits payable in the form of a joint and survivor annuity or an equivalent lump sum. The annuity will equal a percentage of the executive's highest average compensation for any consecutive three-year period during the five years immediately preceding the earlier of the executive's retirement or completion of 25 years of credited service. The SERP benefit will be reduced by the value of all benefits paid or due under any defined benefit or defined contribution plan sponsored by FM Services Company, FCX's wholly owned subsidiary, FCX or its predecessor, but not including accounts funded exclusively by deductions from participant's pay. FCX also has an unfunded pension plan for its directors and an excess benefits plan for its executives.

PT Freeport Indonesia Plan. PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiah covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan and invests the assets in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 9,420 rupiah to one U.S. dollar on December 31, 2009, and 10,850 rupiah to one U.S. dollar on December 31, 2008. Indonesian labor laws enacted in 2003 require that companies provide a minimum level of benefits to employees upon employment termination based on the reason for termination and the employee's years of service. PT Freeport Indonesia's pension benefit disclosures include benefits related to this law. PT Freeport Indonesia's expected rate of return on plan assets is evaluated at least annually, taking into consideration its historical yield and the long range estimated return for the plan based on the asset mix.

Atlantic Copper Plan. Atlantic Copper has a contractual obligation denominated in euros to supplement amounts paid to certain retired Spanish national employees. As required by Spanish law, beginning in August 2002, Atlantic Copper began funding 7.2 million euros ($10 million based on a December 31, 2009, exchange rate of $1.44 per euro) annually for 15 years to an approved insurance company for its estimated 72 million euro contractual obligation to the retired employees. The insurance company invests the plan assets in accordance with Spanish regulations, and Atlantic Copper has no control over these investments.

Plan Information. FCX uses a measurement date of December 31 for its plans. In some plans, the plan assets exceed the accumulated benefit obligations, while in the remainder, the accumulated benefit obligations exceed the plan assets. Information as of December 31, 2009 and 2008, for those plans where the accumulated benefit obligations exceed the plan assets follows:

December 31,	**2009**	2008
Projected benefit obligation	**$1,544**	$1,486
Accumulated benefit obligation	**1,450**	1,403
Fair value of plan assets	**1,076**	968

Information as of December 31, 2009 and 2008, on the FCX (including FMC's plans; and FCX's SERP, director and excess benefits plans), PT Freeport Indonesia and Atlantic Copper plans follows:

	FCX		PT Freeport Indonesia		Atlantic Copper	
	2009	2008	**2009**	2008	**2009**	2008
Change in benefit obligation:						
Benefit obligation at beginning of year	**$1,412**	$1,342	**$ 59**	$ 65	**$ 81**	$ 87
Service cost	**26**	29	**5**	6	**—**	—
Interest cost	**85**	80	**7**	6	**4**	4
Amendments	**—**	(6)	**—**	—	**—**	—
Actuarial losses (gains)	**64**	62	**4**	(5)	**—**	1
Foreign exchange losses (gains)	**1**	(4)	**10**	(9)	**2**	(3)
Curtailments[a]	**(5)**	(19)	**—**	—	**—**	—
Special retirement benefits[a]	**(3)**	39	**—**	—	**—**	—
Benefits paid	**(108)**	(111)	**(5)**	(4)	**(8)**	(8)
Benefit obligation at end of year	**1,472**	1,412	**80**	59	**79**	81
Change in plan assets:						
Fair value of plan assets at beginning of year	**959**	1,442	**42**	38	**19**	15
Actual return on plan assets	**209**	(390)	**13**	(2)	**—**	—
Employer contributions[b]	**6**	21	**19**	15	**10**	12
Foreign exchange gains (losses)	**1**	(3)	**9**	(6)	**—**	—
Benefits paid	**(108)**	(111)	**(5)**	(3)	**(8)**	(8)
Fair value of plan assets at end of year	**1,067**	959	**78**	42	**21**	19
Funded status	**$ (405)**	$ (453)	**$ (2)**	$ (17)	**$ (58)**	$ (62)
Accumulated benefit obligation	**$1,378**	$1,329	**$ 48**	$ 37	**$ 79**	$ 81
Weighted-average assumptions used to determine benefit obligations:						
Discount rate[c]	**5.80%**	6.10%	**10.50%**	12.00%	**6.77%**	6.77%
Rate of compensation increase[d]	**4.25%**	4.25%	**8.00%**	8.00%	**N/A**	N/A
Balance sheet classification of funded status:						
Other assets	**$ 5**	$ 3	**$ —**	$ —	**$ —**	$ —
Accounts payable and accrued liabilities	**(4)**	(5)	**—**	—	**—**	—
Other liabilities	**(406)**	(451)	**(2)**	(17)	**(58)**	(62)
Total	**$ (405)**	$ (453)	**$ (2)**	$ (17)	**$ (58)**	$ (62)

a. Resulted from revised mine operating plans and reductions in the workforce (refer to Note 2 for further discussion).
b. Employer contributions for 2010 are expected to approximate $5 million for the FCX plans, $6 million for the PT Freeport Indonesia plan (based on a December 31, 2009, exchange rate of 9,420 Indonesian rupiah to one U.S. dollar) and $10 million for the Atlantic Copper plan (based on a December 31, 2009, exchange rate of $1.44 per euro).
c. The discount rate shown in 2009 and 2008 for the FCX plans relates to all plans except the SERP plan. The SERP plan's discount rate in 2009 and 2008 was 4.00 percent.
d. The rate of compensation increase shown for the FCX plans only relates to the FMC plans.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's pension plans (FMC's plans; and FCX's SERP, director and excess benefits plans) for the years ended December 31, 2009, 2008 and 2007 (FMC's plans for the year ended December 31, 2007, includes the period March 20, 2007, through December 31, 2007), follow:

	2009	2008	2007
Weighted-average assumptions:			
Discount rate			
FCX SERP	**4.00%**	4.00%	4.00%
FMC plans	**6.10%**	6.30%	5.78%
Expected return on plan assets[a]	**8.50%**	8.50%	8.50%
Rate of compensation increase[a]	**4.25%**	4.25%	4.25%
Service cost	**$ 26**	$ 29	$ 24
Interest cost	**85**	80	62
Expected return on plan assets	**(73)**	(118)	(90)
Amortization of prior service cost	**—**	4	4
Amortization of net actuarial losses	**26**	—	—
Curtailments[b]	**(1)**	—	—
Special retirement benefits[b]	**(3)**	39	—
Net periodic benefit cost	**$ 60**	$ 34	$ —

a. The assumptions shown only relate to the FMC plans.
b. Resulted from revised mine operating plans and reductions in the workforce (refer to Note 2 for further discussion).

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for PT Freeport Indonesia's and Atlantic Copper's pension plans for the years ended December 31, 2009, 2008 and 2007, follow:

	PT Freeport Indonesia		
	2009	2008	2007
Weighted-average assumptions:			
Discount rate	**12.00%**	10.25%	10.50%
Expected return on plan assets	**10.00%**	9.00%	10.00%
Rate of compensation increase	**8.00%**	8.00%	9.00%
Service cost	**$ 5**	$ 6	$ 5
Interest cost	**7**	6	5
Expected return on plan assets	**(5)**	(3)	(3)
Amortization of prior service cost	**1**	1	1
Amortization of net actuarial loss	**1**	1	1
Net periodic benefit cost	**$ 9**	$ 11	$ 9

	Atlantic Copper		
	2009	2008	2007
Weighted-average assumption:			
Discount rate	**6.77%**	6.77%	6.77%
Interest cost	**$ 4**	$ 4	$ 5
Amortization of net actuarial loss	**1**	2	—
Net periodic benefit cost	**$ 5**	$ 6	$ 5

Included in accumulated other comprehensive income (loss) are the following amounts that have not been recognized in net periodic pension cost: unrecognized prior service credits of $2 million ($1 million net of tax and noncontrolling interests) and unrecognized actuarial losses of $363 million ($264 million net of tax and noncontrolling interests) at December 31, 2009; and unrecognized prior service credits of $3 million ($2 million net of tax and noncontrolling interests) and unrecognized actuarial losses of $470 million ($305 million net of tax and noncontrolling interests) at December 31, 2008. The amounts expected to be recognized in net periodic pension cost for 2010 are less than $1 million for prior service credits and $22 million ($14 million net of tax and noncontrolling interests) for actuarial losses.

FCX does not expect to have any plan assets returned to it in 2010.

Plan assets are classified within a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), then to significant observable inputs (Level 2) and the lowest priority to significant unobservable inputs (Level 3). For further discussion of the different levels of the fair value hierarchy, refer to Note 17.

A summary of the fair value hierarchy for pension plan assets associated with the FCX plans follows:

	Fair Value at December 31, 2009			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	**$ 41**	**$ 41**	**$ —**	**$—**
Equity securities:				
U.S. large-cap core	**270**	**141**	**129**	**—**
Emerging markets equity core	**90**	**90**	**—**	**—**
U.S. small-cap core	**83**	**51**	**32**	**—**
International equity core	**64**	**—**	**64**	**—**
International equity value	**54**	**54**	**—**	**—**
Other	**7**	**7**	**—**	**—**
Fixed income securities:				
Corporate bonds	**258**	**3**	**255**	**—**
Government bonds	**35**	**—**	**35**	**—**
Government mortgage-backed securities	**29**	**—**	**29**	**—**
Commercial mortgaged-backed securities	**12**	**—**	**12**	**—**
Asset-backed securities	**10**	**—**	**10**	**—**
Other	**12**	**1**	**11**	**—**
Other types of investments:				
Private equity funds	**40**	**—**	**—**	**40**
Real estate	**62**	**37**	**—**	**25**
Total	**$1,067**	**$425**	**$577**	**$65**

Following is a description of the valuation techniques used for pension plan assets measured at fair value associated with the FCX plans. There have been no changes in the techniques used at December 31, 2009.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Commingled funds are valued based on the underlying investments, which include common and preferred stocks, and fixed income securities.

Mutual funds and cash equivalents are valued at the net realizable value of shares held at year end.

Fixed income securities are valued using a bid evaluation or a mid evaluation. A bid evaluation is an estimated price at which a dealer would pay for a security. A mid evaluation is the average of the estimated price at which a dealer would sell a security and the estimated price which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs.

Private equity funds are valued at net realizable value using information from general partners or at the closing price reported on the active market on which the investments are traded.

Real estate interests include real estate investment trusts and property funds. Real estate investments are valued using quoted market prices on the active market on which the investments are traded, if available, or based at net realizable value using information from independent appraisal firms, who have knowledge and expertise in the current market values of real property in the same vicinity as the investments.

A summary of the fair value hierarchy for pension plan assets associated with the PT Freeport Indonesia plan follows:

	Fair Value at December 31, 2009			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$44	$ 44	$ —	$ —
Government bonds	18	18	—	—
Common stocks	16	16	—	—
Total	$78	$ 78	$ —	$ —

Following is a description of the valuation techniques used for pension plan assets measured at fair value associated with the PT Freeport Indonesia plan. There have been no changes in the techniques used at December 31, 2009.

Cash equivalents, which primarily consist of time deposits, are valued at the net realizable value of shares held at year end.

Government bonds and common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

The techniques described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of changes in the fair value of FCX's level 3 pension plan assets for the year ended December 31, 2009, follows:

	Real Estate	Private Equity Funds	Total
Balance at January 1, 2009	$ 45	$42	$ 87
Actual return on plans assets:			
Realized gains/(losses)	—	2	2
Unrealized gains/(losses) related to assets still held at the end of the year	(20)	(6)	(26)
Purchases, sales and settlements, net	—	2	2
Balance at December 31, 2009	$ 25	$40	$ 65

Atlantic Copper's plan is administered by a third-party insurance company, and Atlantic Copper is not provided asset allocations.

The expected benefit payments for FCX's (including FMC's plans; and FCX's SERP, director and excess benefits plans), PT Freeport Indonesia's and Atlantic Copper's pension plans follow:

	FCX	PT Freeport Indonesia[a]	Atlantic Copper[b]
2010	$ 85	$ 9	$ 8
2011	86	7	8
2012	136	8	8
2013	88	8	8
2014	91	9	8
2015 through 2019	494	62	42

a. Based on a December 31, 2009, exchange rate of 9,420 Indonesian rupiah to one U.S. dollar.
b. Based on a December 31, 2009, exchange rate of $1.44 per euro.

Postretirement and Other Benefits. FCX also provides postretirement medical and life insurance benefits for certain U.S. employees and, in some cases, employees of certain international subsidiaries. These postretirement benefits vary among plans, and many plans require contributions from retirees. The expected cost of providing such postretirement benefits is accrued during the years employees render service.

As a result of the acquisition of Phelps Dodge, FCX acquired postretirement obligations that had plan assets consisting of two Voluntary Employees' Beneficiary Association (VEBA) trusts. One trust was dedicated to funding postretirement medical obligations and the other to funding postretirement life insurance obligations for eligible U.S. retirees of FMC. During 2008, the VEBA trusts were amended to allow FCX to pay benefits for both active employees and retirees from the trusts. As a result, in accordance with accounting guidance, the VEBA trusts no longer qualified as plan assets for purposes of FCX's postretirement medical and life insurance benefit obligations.

The discount rate for FCX's postretirement medical and life insurance benefit plans was determined on the same basis as FCX's pension plans.

Information as of December 31, 2009 and 2008, on the postretirement benefit plans follows:

	2009	2008
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 257	$ 256
Service cost	1	1
Interest cost	15	14
Actuarial losses (gains)	20	(8)
Curtailments[a]	(3)	23
Special retirement benefits[a]	2	—
Benefits paid, net of employee and partner contributions, and Medicare Part D subsidy	(27)	(29)
Benefit obligation at end of year	265	257
Change in plan assets:		
Fair value of plan assets at beginning of year	—	150
Actual return on plans assets	—	3
Employer and partner contributions	30	2
Employee contributions	9	—
Benefits paid	(39)	(40)
Transfer of plan assets[b]	—	(115)
Fair value of plan assets at end of year	—	—
Funded status	$(265)	$(257)
Discount rate assumption	5.20%	6.30%
Balance sheet classification of funded status:		
Accounts payable and accrued liabilities	$ (29)	$ (32)
Other liabilities	(236)	(225)
Total	$(265)	$(257)

a. Resulted from revised mine operating plans and reductions in the workforce (refer to Note 2 for further discussion).
b. During 2008, the VEBA trusts were amended to allow benefit payments for both active employees and retirees; therefore, the VEBA trusts no longer qualified as plan assets.

Included in accumulated other comprehensive income (loss) are the following amounts that have not been recognized in net periodic benefit cost: unrecognized prior service credits of less than $1 million and unrecognized actuarial losses of $15 million ($12 million net of tax and noncontrolling interests) at December 31, 2009; and unrecognized prior service credits of less than $1 million and unrecognized actuarial gains of $4 million ($2 million net of tax and noncontrolling interests) at December 31, 2008. The amount expected to be recognized in net periodic benefit cost for 2010 is less than $1 million for prior service credits.

Expected benefit payments for these plans total $29 million for 2010, $28 million for 2011, $26 million for 2012, $25 million for 2013, $23 million for 2014, and $97 million for 2015 through 2019.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's postretirement benefits for the years ended December 31, 2009, 2008 and 2007 (FMC's plans for the year ended December 31, 2007, includes the period March 20, 2007, through December 31, 2007, because of the Phelps Dodge acquisition), follow:

	2009	2008	2007
Weighted-average assumptions[a]:			
Discount rate — medical retiree	**6.30%**	6.00%	5.62%
Discount rate — life retiree	**6.30%**	6.00%	5.66%
Expected return on plan assets — medical retiree	**N/A**	3.30%	3.70%
Expected return on plan assets — life retiree	**N/A**	4.30%	4.50%
Service cost	**$ 1**	$ 1	$ 1
Interest cost	**15**	14	11
Expected return on plan assets	**—**	(4)	(5)
Curtailments[b]	**(3)**	23	—
Special retirement benefits[b]	**2**	—	—
Net periodic benefit cost	**$ 15**	$ 34	$ 7

a. The assumptions shown only relate to the FMC plans.
b. Resulted from revised mine operating plans and reductions in the workforce (refer to Note 2 for further discussion).

The assumed medical-care trend rates at December 31, 2009 and 2008, follow:

	2009	2008
Medical-care cost trend rate assumed for the next year	**8.5%**	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2020**	2013

The effect of a one percent increase or decrease in the medical-care cost trend rates assumed for postretirement medical benefits would result in increases or decreases of approximately $1 million in the aggregate service and interest cost components; for the postretirement benefit obligation, the effect of a one-percent increase is approximately $9 million and the effect of a one-percent decrease is approximately $8 million.

FCX has a number of postemployment plans covering severance, long-term disability income, continuation of health and life insurance coverage for disabled employees or other welfare benefits. The accumulated postemployment benefit consisted of a current portion of $7 million (included in accounts payable and accrued liabilities) and a long-term portion of $49 million (included in other liabilities) at December 31, 2009, and a current portion of $6 million and a long-term portion of $41 million at December 31, 2008.

FCX also sponsors savings plans for the majority of its U.S. employees. The plans allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. These savings plans are principally qualified 401(k) plans for all U.S. salaried and non-bargained hourly employees. In these plans, participants exercise control and direct the investment of their contributions and account balances among various investment options. FCX matches a percentage of employee pre-tax deferral contributions up to certain limits, which varies by plan. In addition, prior to January 1, 2009, the FMC principal savings plan included a profit sharing feature for its non-bargained employees. Effective January 1, 2009, the FMC principal savings plan was merged into the FCX savings plan, which does not include a profit sharing feature.

During 2000, FCX and FM Services Company enhanced their primary savings plan for substantially all their employees following their decision to terminate their defined benefit pension plans. Subsequent to the enhancement, FCX and FM Services Company contribute amounts to individual accounts totaling either 4 percent or 10 percent of each employee's pay, depending on a combination of each employee's age and years of service as of June 30, 2000. For employees whose eligible compensation exceeds certain levels, FCX provides an unfunded defined contribution plan. The balance of this liability totaled $43 million on December 31, 2009 and 2008.

Prior to January 1, 2009, FMC had a defined contribution plan for its eligible employees hired on or after January 1, 2007. Under this plan, FMC contributed amounts to individual accounts ranging from 3 percent to 6 percent of each eligible employee's earnings, depending on years of service. Effective January 1, 2009, this plan was merged into the FCX savings plan. Subsequent to January 1, 2009, FMC contributes enhanced amounts for its eligible employees hired on or after January 1, 2007, totaling 4 percent of each eligible employee's earnings, regardless of years of service. However, most eligible FMC employees who were receiving more than 4 percent of their eligible earnings under the previous FMC defined contribution plan will continue to receive the higher percentage of their eligible earnings.

The costs charged to operations for FCX's, FM Services Company's, and FMC's employee savings plans and defined contribution plans totaled $30 million in 2009, $58 million in 2008 and $43 million in 2007.

FCX has other employee benefit plans, certain of which are related to FCX's financial results, which are recognized in operating costs.

NOTE 12. Stockholders' Equity and Stock-Based Compensation

Common Stock. At the 2008 annual stockholder meeting, FCX's stockholders approved an increase in FCX's authorized shares of capital stock to 1.85 billion shares, consisting of 1.8 billion shares of common stock and 50 million shares of preferred stock.

In July 2008, FCX's Board of Directors approved an increase in the open-market share purchase program for up to 30 million shares, which replaced FCX's previous program. During 2008, FCX acquired 6.3 million shares for $500 million ($79.15 per share average) and 23.7 million shares remain available under this program. The timing of future purchases of FCX's common stock is dependent on many factors, including FCX's operating results, cash flows and financial position; copper, molybdenum and gold prices; the price of FCX's common stock; and general economic and market conditions. During September 2008, because of the financial turmoil and the decline in copper and molybdenum prices, FCX suspended its purchases of shares under its open-market share purchase program.

In February 2009, FCX completed a public offering of 26.8 million shares of FCX common stock at an average price of $28.00 per share, which generated gross proceeds of $750 million (net proceeds of approximately $740 million).

In December 2008, FCX's Board of Directors suspended the cash dividend on FCX's common stock; accordingly, there were no common stock dividends paid in 2009. In October 2009, the Board of Directors reinstated an annual cash dividend on FCX's common stock of $0.60 per share. On December 30, 2009, FCX declared a quarterly dividend of $0.15 per share, which was paid on February 1, 2010, to common shareholders of record at the close of business on January 15, 2010. The Board of Directors will continue to review FCX's financial policy on an ongoing basis.

Preferred Stock. On March 28, 2007, FCX sold 28.75 million shares of 6¾% Mandatory Convertible Preferred Stock, with a liquidation preference of $100 per share, for net proceeds of $2.8 billion. The 6¾% Mandatory Convertible Preferred Stock will automatically convert on May 1, 2010, into shares of FCX common stock. The conversion rate is adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends exceeding $0.3125 per share; however, adjustments required as a result of dividends that do not exceed one percent are carried forward and must be made no later than August 1 of each year. As a result of the quarterly common stock dividends paid through December 31, 2009, each share of preferred stock is now convertible on May 1, 2010, into between 1.3716 and 1.6460 shares of FCX common stock, for a total of between 39 million and 47 million shares, depending on the applicable market value of FCX's common stock. The conversion rate depends on the applicable average market price of FCX's common stock over the 20 trading day period ending on the third trading day prior to May 1, 2010. The conversion rate per $100 face amount of the preferred stock will be 1.6460 when the FCX common stock price is at or below $60.75 and 1.3716 when the FCX common stock price is at or above $72.91. For FCX common stock prices between these levels, the conversion rate will be equal to $100 divided by FCX's common stock price. Holders may elect to convert at any time prior to May 1, 2010, at a conversion rate equal to 1.3716 shares of FCX common stock, or an aggregate of approximately 39 million shares. Dividends are payable quarterly on February 1, May 1, August 1 and November 1.

In March 2004, FCX sold 1.1 million shares of 5½% Convertible Perpetual Preferred Stock for net proceeds of $1.1 billion. The conversion rate was adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends exceeding $0.20 per share. As a result of the quarterly and supplemental common stock dividends paid through August 31, 2009, each share of preferred stock was convertible into 21.5305 shares of FCX common stock, equivalent to a conversion price of approximately $46.45 per common share. In December 2008, through privately negotiated transactions, FCX induced conversion of 268,331 shares of its 5½% Convertible Perpetual Preferred Stock with a liquidation preference of $268 million into 5.8 million shares of FCX common stock. To induce conversion of these shares, FCX issued to the holders an additional 1.0 million shares of FCX common stock valued at $22 million, which was recorded as losses on induced conversions in the consolidated statements of operations. In September 2009, FCX called for redemption the remaining outstanding shares of its 5½% Convertible Perpetual Preferred Stock. Of the 831,554 shares outstanding at the time of the call, 830,529 shares were converted into 17.9 million shares of FCX common stock, and the remaining 1,025 shares were redeemed for approximately $1 million in cash.

Stock Award Plans. FCX currently has five stock-based compensation plans, including two Phelps Dodge plans resulting from the acquisition. As of December 31, 2009, only three of the plans, all of which are stockholder approved (which are discussed below), have awards available for grant.

The 2003 Stock Incentive Plan (the 2003 Plan) provides for the issuance of stock options, SARs, restricted stock, restricted stock units and other stock-based awards. The 2003 Plan allows FCX to grant awards for up to 8 million common shares to eligible participants. In 2004, FCX's stockholders approved the 2004 Director Compensation Plan (the 2004 Plan). The 2004 Plan authorizes awards of options and restricted stock units for up to 1 million shares of common stock and the one-time grant of 66,882 SARs. In 2006, FCX's stockholders approved the 2006 Stock Incentive Plan (the 2006 Plan), and in 2007, FCX's stockholders approved amendments to the plan primarily to increase the number of shares. The 2006 Plan provides for the issuance of stock options, SARs, restricted stock, restricted stock units and other stock-based awards for up to 37 million common shares. As of December 31, 2009, shares available for grant totaled 25.2 million shares under the 2006 Plan and less than 30,000 shares under the 2003 and 2004 Plans.

In connection with the Phelps Dodge acquisition, former Phelps Dodge stock options and restricted stock awards were converted into 806,595 FCX stock options and 87,391 FCX restricted stock awards, which retain the terms by which they were originally granted under Phelps Dodge's plans. The stock options carry a maximum term of 10 years with 672,134 stock options vested upon the acquisition of Phelps Dodge and 134,461 stock options that vest ratably over a three-year period or the period until the participant becomes retirement-eligible, whichever is shorter. Restricted stock awards generally become fully vested in five years, with a majority of these shares having graded-vesting features in which 25 percent of the shares will vest on the third and fourth anniversaries of the award and the remaining 50 percent in the fifth year. The fair value of the restricted stock awards was determined based on the quoted market price at the time of the acquisition.

Stock-Based Compensation Cost. Compensation cost charged against earnings for stock-based awards is shown below for the years ended December 31, 2009, 2008 and 2007. FCX did not capitalize any stock-based compensation costs during the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Stock options awarded to employees (including directors)	**$ 67**	$ 66	$ 71
Stock options awarded to nonemployees	**5**	5	5
Restricted stock units awarded to employees	**28**	52	—
Restricted stock units in lieu of cash awards	**—**	(29)[a]	67
Restricted stock awards to employees	**2**	3	6
Restricted stock units awarded to directors	**1**	4	3
Stock appreciation rights	**4**	(6)	7
Total stock-based compensation cost[b]	**107**	95	159
Tax benefit	**(41)**	(36)	(62)
Noncontrolling interests' share	**(3)**	(2)	(4)
Impact on net income (loss)	**$ 63**	$ 57	$ 93

a. Reflects an adjustment related to 2007 awards.
b. Amounts are before Rio Tinto's share of the cost of employee exercises of in-the-money stock options, which decreased consolidated selling, general and administrative expenses by $2 million in 2009, $1 million in 2008 and $4 million in 2007.

Options and SARs. Stock options and SARs granted under the plans generally expire 10 years after the date of grant and vest in 25 percent annual increments beginning one year from the date of grant. The plans and award agreements provide that participants will receive the following year's vesting after retirement and provide for accelerated vesting if there is a change in control (as defined in the plans). FCX has elected to recognize compensation costs for stock option awards that vest over several years on a straight-line basis over the vesting period. For awards granted after January 1, 2006, FCX accelerates one year of amortization for retirement-eligible employees.

A summary of options outstanding as of December 31, 2009, including 65,977 SARs, and changes during the year ended December 31, 2009, follows:

	Number of Options	Weighted-Average Option Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	**9,852,947**	**$ 64.98**		
Granted	**3,651,000**	**25.89**		
Exercised	**(785,937)**	**40.30**		
Expired/Forfeited	**(257,213)**	**60.58**		
Balance at December 31	**12,460,797**	**55.17**	**7.5**	**$328**
Vested and exercisable at December 31	**4,554,967**	**59.71**	**6.4**	**$ 98**

Summaries of options outstanding, including SARs, and changes during the years ended December 31, 2008 and 2007, follow:

	2008		2007	
	Number of Options	Weighted-Average Option Price	Number of Options	Weighted-Average Option Price
Balance at January 1	10,759,798	$58.17	5,801,716	$39.70
Granted	1,449,500	91.10	6,641,500	69.89
Conversion of Phelps Dodge options	—	—	806,595	28.38
Exercised	(2,198,601)	48.51	(2,276,391)	34.45
Expired/Forfeited	(157,750)	70.43	(213,622)	59.29
Balance at December 31	9,852,947	64.98	10,759,798	58.17

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model. Expected volatility is based on implied volatilities from traded options on FCX's stock and historical volatility of FCX's stock. FCX uses historical data to estimate future option exercises, forfeitures and expected life of the options. When appropriate, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected dividend rate is calculated as the annual dividend (excludes supplemental dividends) at the date of grant divided by the average stock price for the one-year period preceding the grant date. The risk-free interest rate is based on Federal Reserve rates in effect for bonds with maturity dates equal to the expected term of the option at the grant date. The weighted-average assumptions used to value stock option awards during the years ended December 31, 2009, 2008 and 2007, follow:

	2009	2008	2007
Expected volatility	**70.6%**	49.3%	37.3%
Expected life of options (in years)	**4.37**	4.60	4.25
Expected dividend rate	**—%**	2.0%	2.2%
Risk-free interest rate	**1.5%**	3.3%	4.6%

The weighted-average grant-date fair value of options granted was $14.29 per option during 2009, $34.91 per option during 2008 and $21.33 per option during 2007. The total intrinsic value of options exercised was $24 million during 2009, $128 million during 2008 and $96 million during 2007. The total fair value of options vested was $70 million during 2009, $61 million during 2008 and $29 million during 2007. As of December 31, 2009, FCX had $70 million of total unrecognized compensation cost related to unvested stock options expected to be recognized over a weighted-average period of 1.4 years.

The following table includes amounts related to exercises of stock options and SARs and vesting of restricted stock units and restricted stock awards during the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
FCX shares tendered to pay the exercise price and/or the minimum required taxes[a]	**542,786**	823,915	1,389,845
Cash received from stock option exercises	**$ 18**	$ 56	$ 54
Actual tax benefit realized for tax deductions	**21**	78	63
Amounts FCX paid for employee taxes	**12**	34	68
Amounts FCX paid for exercised SARs	**1**	1	5

a. Under terms of the related plans, upon exercise of stock options and vesting of restricted stock units and restricted stock awards, employees may tender FCX shares to FCX to pay the exercise price and/or the minimum required taxes.

Restricted Stock Units. Prior to December 2008, FCX had a restricted stock program that allowed FCX senior executives to elect to receive restricted stock units in lieu of all or part of their annual cash incentive compensation. The annual cash incentive was a function of FCX's consolidated operating cash flows for the preceding year. Awards of these restricted stock units to the FCX executive officers were considered performance-based awards. To compensate for certain restrictions and the risk of forfeiture, the restricted stock units were awarded at a 50 percent premium to the market value on the date of grant. The awards vest ratably over three years or upon retirement and were subject to achievement of certain performance measures. For retirement-eligible executives, the fair value of the restricted stock units was estimated based on projected operating cash flows for the year and was charged to expense ratably over the year the cash flows were generated. The services could have been performed in the calendar year preceding the date of grant. Effective December 2, 2008, the Board of Directors discontinued this program.

FCX also granted other restricted stock units that vest over a period of up to five years. The plans and award agreements provide for accelerated vesting of all restricted stock units if there is a change of control (as defined in the plans) and provide that participants will receive the following year's vesting after retirement (except for the restricted stock units with five year vesting that do not allow acceleration because of retirement). Dividends and interest on restricted stock units accrue and are paid upon the award's vesting.

FCX grants restricted stock units to its directors under the 2004 Plan. The restricted stock units vest over four years. The fair value of the restricted stock units is amortized over the four-year vesting period or the period until the director becomes retirement-eligible, whichever is shorter. Upon a director's retirement, all of their unvested restricted stock units immediately vest. For retirement-eligible directors, the fair value of restricted stock units is recognized on the date of grant.

A summary of outstanding restricted stock units as of December 31, 2009, and activity during the year ended December 31, 2009, follows:

	Number of Restricted Stock Units	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	**1,776,462**		
Granted	**467,500**		
Vested	**(798,731)**		
Forfeited	**(8,232)**		
Balance at December 31	**1,436,999**	**0.9**	**$115**

The total grant-date fair value of restricted stock units granted during the year ended December 31, 2009, was $12 million. The total intrinsic value of restricted stock units vested was $22 million during 2009, $33 million during 2008 and $1 million during 2007. As of December 31, 2009, FCX had $14 million of total unrecognized compensation cost related to unvested restricted stock units expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock Awards. As discussed above, FCX has restricted stock awards that were issued in connection with the Phelps Dodge acquisition. A summary of outstanding restricted stock awards as of December 31, 2009, and activity during the year ended December 31, 2009, follows:

Balance at January 1	**45,321**
Vested	**(6,366)**
Forfeited	**(1,841)**
Balance at December 31	**37,114**

The total grant-date fair value of restricted stock awards was $5 million at the acquisition date. The total fair value of shares released or vested was less than $1 million during 2009 and 2008 and $2 million during 2007. As of December 31, 2009, FCX had $2 million of total unrecognized compensation cost, including the cash portion resulting from the conversion of restricted stock awards at the acquisition date, related to unvested restricted stock awards expected to be recognized over a weighted-average period of 1.2 years.

NOTE 13. Income Taxes

Geographic sources of income (loss) from continuing operations before income taxes and equity in affiliated companies' net earnings for the years ended December 31, 2009, 2008 and 2007, consist of the following:

	2009	2008	2007
United States	**$ 98**	$(13,850)	$ 977
Foreign	**5,718**	541	5,134
Total	**$5,816**	$(13,309)	$ 6,111

The provision for (benefit from) income taxes from continuing operations for the years ended December 31, 2009, 2008 and 2007, consists of the following:

	2009	2008	2007
Current income taxes:			
Federal	$ 19	$ 536	$ 458
State	7	14	72
Foreign	1,971	1,213	1,942
Total current	1,997	1,763	2,472
Deferred income taxes (benefits):			
Federal	(70)	(3,635)	(295)
State	79	(686)	(20)
Foreign	301	(609)	243
Total deferred	310	(4,930)	(72)
Valuation allowance on prior year deferred tax asset	—	323	—
Provision for (benefit from) income taxes	$2,307	$ (2,844)	$ 2,400

A reconciliation of the U.S. federal statutory tax rate to FCX's effective income tax rate for the years ended December 31, 2009, 2008 and 2007, follows:

	2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$ 2,036	35%	$(4,658)	35%	$ 2,139	35%
Foreign withholding tax	375	6	(55)	1	371	6
Foreign tax credit limitation	112	2	95	(1)	125	2
Reversal of indefinite reinvestment assertion	—	—	—	—	111	2
Percentage depletion	(168)	(3)	(336)	3	(284)	(5)
International tax rate differential	(147)	(2)	59	(1)	(184)	(3)
Valuation allowance on minimum tax credits	104	2	359	(3)	—	—
Goodwill impairment	—	—	2,095	(16)	—	—
State income taxes	(2)	—	(437)	3	—	—
Other items, net	(3)	—	34	—	122	2
Provision for (benefit from) income taxes	$ 2,307	40%	$(2,844)	21%	$ 2,400	39%

FCX paid federal, state, local and foreign income taxes totaling $1,558 million in 2009, $2,656 million in 2008 and $2,660 million in 2007. FCX received refunds of federal, state, local and foreign income taxes of $193 million in 2009 and $123 million in 2008 and 2007.

FCX's income tax receivable decreased by $472 million primarily as a result of Indonesian estimated tax overpayments made in 2008 that were applied against the 2009 tax liability.

The components of deferred taxes follow:

December 31,	2009	2008
Deferred tax assets:		
Foreign tax credits	$ 1,664	$ 1,260
Net operating loss carryforwards	184	128
Minimum tax credits	509	359
Accrued expenses	882	767
Employee benefit plans	234	183
Inventory	74	74
Other	136	215
Deferred tax assets	3,683	2,986
Valuation allowances	(2,157)	(1,763)
Net deferred tax assets	1,526	1,223
Deferred tax liabilities:		
Property, plant, equipment and development costs	(3,272)	(2,956)
Undistributed earnings	(766)	(569)
Other	(66)	(34)
Total deferred tax liabilities	(4,104)	(3,559)
Net deferred tax liabilities	$ (2,578)	$(2,336)

At December 31, 2009, FCX had U.S. foreign tax credit carryforwards from continuing operations of $1.7 billion that will expire between 2010 and 2019. In addition, FCX had U.S. minimum tax credits carryforwards from continuing operations of $509 million. These credits can be carried forward indefinitely, but may be used only to the extent that regular tax exceeds the alternative minimum tax in any given year.

At December 31, 2009, FCX had Spanish net operating loss carryforwards from continuing operations of $431 million that expire between 2011 and 2023. In addition, FCX had U.S. state net operating loss carryforwards from continuing operations of $54 million that expire between 2010 and 2029.

On the basis of available information at December 31, 2009, FCX has provided valuation allowances for certain of its deferred tax assets where FCX believes it is likely that the related tax benefits will not be realized. At December 31, 2009, valuation allowances totaled $2.2 billion and covered all of FCX's U.S. foreign tax credit carryforwards and U.S. state net operating loss carryforwards, and a portion of its foreign net operating loss carryforwards and U.S. minimum tax credit carryforwards. This valuation allowance includes $44 million relating to tax benefits that, if recognized, would be credited directly to contributed capital. At December 31, 2008, valuation allowances totaled $1.8 billion and covered all of FCX's U.S. foreign tax credit carryforwards, U.S. minimum tax credit carryforwards, foreign net operating loss carryforwards and U.S. state net operating loss carryforwards, and also a portion of its net U.S. deferred tax assets. The $394 million increase in the valuation allowance during 2009 was primarily a result of an increase to the foreign tax credit carryforwards.

Income taxes are provided on the earnings of FCX's material foreign subsidiaries under the assumption that these earnings will be distributed. FCX has not provided for other differences between the book and tax carrying amounts of these investments as FCX considers its ownership position to be permanent in duration and quantification of the related deferred tax liability is not practicable.

A summary of the activities associated with FCX's reserve for unrecognized tax benefits, interest and penalties follows:

	Unrecognized Tax Benefits	Interest	Penalties
Balance at January 1, 2008	$ 202	$19	$ —
Additions:			
Prior year tax positions	14	*	*
Current year tax positions	32	*	*
Interest and penalties	—	5	—
Decreases:			
Prior year tax positions	(3)	*	*
Lapse of statute of limitations	(7)	*	*
Interest and penalties	—	(1)	—
Balance at December 31, 2008	238	23	—
Additions:			
Prior year tax positions	**25**	*	*
Current year tax positions	**12**	*	*
Interest and penalties	**—**	**15**	—
Decreases:			
Prior year tax positions	**—**	*	*
Current year tax positions	**(13)**	*	*
Lapse of statute of limitations	**(9)**	*	*
Interest and penalties	**—**	**(4)**	**—**
Balance at December 31, 2009	**$ 253**	**$34**	**$ —**

* Amounts not allocated.

The reserve for unrecognized tax benefits of $253 million at December 31, 2009, includes $176 million ($122 million net of income tax benefits) that, if recognized, would reduce FCX's provision for income taxes.

Changes in the reserve for unrecognized tax benefits associated with current year tax positions were primarily related to uncertainties associated with FCX's cost recovery methods. Changes in the reserve for unrecognized tax benefits associated with prior year tax positions were primarily related to the refinement of estimated information to actual and the expiration of statute of limitations in a foreign jurisdiction.

It is reasonably possible that FCX will experience a $35 million to $85 million decrease in its reserve for unrecognized tax benefits within the next twelve months. FCX would experience this decrease in relation to uncertainties associated with its cost recovery methods if a settlement is reached with taxing authorities.

FCX or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The tax years for FCX and its significant subsidiaries that remain subject to examination are as follows:

Jurisdiction	Years Under Examination	Additional Open Years
U.S. Federal	2003-2006 Short Year Ending March 19, 2007	Short Year Ending December 31, 2007 2008-2009
Indonesia	2005-2006, 2008	2007, 2009
Peru	2007	2004-2006, 2008-2009
Chile	—	2006-2009
Arizona	2003-2007	2008-2009
New Mexico	—	2003-2009

NOTE 14. Contingencies

Environmental. FCX incurred aggregate environmental capital expenditures and other environmental costs, including joint venture partners' share, totaling $289 million in 2009, $377 million in 2008 and $280 million in 2007.

FCX subsidiaries that operate in the U.S. are subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; and generation, handling, storage and disposal of hazardous substances, hazardous wastes and other toxic materials. FCX subsidiaries that operate in the U.S. also are subject to potential liabilities arising under CERCLA or similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the cleanup of hazardous substances released from the facility into the environment, including damages to natural resources. With the passage of CERCLA in 1980, companies like FMC became legally responsible for environmental remediation on properties previously owned or operated by them, irrespective of when the damage to the environment occurred or who caused it. That liability often is shared on a joint and several basis with all other owners and operators, meaning that each owner or operator of the property is fully responsible for the cleanup, although in many cases some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or cannot be found. As a result, because of FCX's acquisition of Phelps Dodge in 2007, many of the subsidiary companies FCX now owns are responsible for a wide variety of environmental remediation projects throughout the U.S. FCX expects to spend substantial sums annually for many years to address those remediation issues. Certain FCX subsidiaries have been advised by the U.S. Environmental Protection Agency (EPA), the Department of the Interior, the Department of Agriculture and several state agencies that, under CERCLA or similar state laws and regulations, they may be liable for costs of responding to environmental conditions at a number of sites that have been or are being investigated to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. As of December 31, 2009, FCX had more than 100 active remediation projects in the U.S. in approximately 25 states. FCX is also subject to claims where the release of hazardous substances is alleged to have damaged natural resources.

A summary of changes in environmental obligations for the years ended December 31, 2009, 2008 and 2007, follows:

	2009	2008	2007
Balance at beginning of year	**$ 1,401**	$ 1,268	$ —
Liabilities assumed in the acquisition of Phelps Dodge	**—**	117	1,334
Accretion expense[a]	**102**	95	—
Additions	**40**	36	6
Reductions	**(3)**	(1)	(1)
Spending	**(76)**	(114)	(71)
Balance at end of year	**1,464**	1,401	1,268
Less current portion	**(168)**	(120)	(166)
Long-term portion	**$ 1,296**	$ 1,281	$ 1,102

a. Represents accretion of the fair value of environmental obligations assumed in the acquisition of Phelps Dodge, which were determined on a discounted cash flow basis.

Estimated environmental cash payments (on an undiscounted and unescalated basis) total $168 million in 2010, $105 million in 2011, $98 million in 2012 and 2013, $90 million in 2014 and $1.9 billion thereafter.

As a result of the acquisition of Phelps Dodge, FCX was required to record Phelps Dodge's environmental obligations at fair value on the acquisition date in accordance with business combination accounting guidance. At the acquisition date, Phelps Dodge's historical environmental obligations of $385 million, before purchase accounting adjustments to fair value, were based on accounting guidance that requires an estimated loss be recorded for a loss contingency if, prior to the issuance of the financial statements, it is probable that a liability had been incurred and the loss can be reasonably estimated. Amounts recorded under this accounting guidance are generally not considered fair value. FCX has an environmental and legal group dedicated to the ongoing review and monitoring of environmental remediation sites. At the acquisition date, the largest environmental remediation sites were undergoing studies to evaluate the extent of the environmental damage and the available remedies. Advancement of these studies and consideration of alternative remedies and cost sharing arrangements resulted in FCX's calculation of the estimated fair values being approximately $1.1 billion greater than the historical Phelps Dodge estimates. FCX finalized the allocation of the purchase price associated with the Phelps Dodge acquisition in the first quarter of 2008. As a result, the fair value of the environmental obligations was estimated at approximately $1.45 billion. Significant adjustments to these obligations could occur in the future. New environmental obligations will be recorded as described in Note 1 under "Environmental Expenditures."

FCX believes that there may be other potential claims for recovery from other third parties, including the U.S. government and other PRPs. These potential recoveries are not recognized unless realization is considered probable.

At December 31, 2009, the most significant environmental obligations are associated with the Pinal Creek site, the Newtown Creek proposed Superfund site, several historical smelter sites principally located in Arizona, Kansas and Oklahoma, and uranium mining sites in the western U.S. The recorded environmental obligations for these sites totaled $1.2 billion at December 31, 2009. A discussion of these sites follows.

Pinal Creek. The Pinal Creek site located near Miami, Arizona, was listed under the Arizona Department of Environmental Quality's (ADEQ) Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation has been performed by the members of the Pinal Creek Group (PCG), consisting of Phelps Dodge Miami, Inc. (Miami), a wholly owned subsidiary of FMC, and two other companies. In 1998, the District Court approved a Consent Decree between the PCG members and the state of Arizona resolving all matters related to an enforcement action contemplated by the state of Arizona against the PCG members with respect to groundwater contamination. The Consent Decree committed the PCG members to complete the remediation work outlined in the Consent Decree and that work continues at this time and is expected to continue for many years in the future.

FCX is a party to litigation entitled Pinal Creek Group, et al. v. Newmont Mining Corporation, et al., United States District Court, District of Arizona, Case No. CIV 91-1764 PHX DAE (LOA), filed on May 1, 1991. Remediation costs have been paid pursuant to an interim cost sharing allocation among the members of the PCG, with Miami's interim allocation being approximately two-thirds. However, there have been significant disagreements among the members of the PCG regarding the cost allocation, with other members alleging in the federal court proceeding that Miami should be responsible for substantially all of the costs. In February 2010, FCX settled those disagreements and the associated litigation (refer to Note 23 for further discussion). The settlement did not result in a change to the obligation, which was estimated at fair value when assumed in the Phelps Dodge acquisition.

Newtown Creek. From the 1930s until 1984, Phelps Dodge Refining Corporation (PDRC) operated a smelter and/or refinery on the banks of Newtown Creek, which is a waterway that forms part of the boundary between Brooklyn and Queens in New York City. Heavy industrialization along the banks of Newtown Creek and discharges from the City of New York's sewer system over more than a century resulted in environmental contamination of the waterway. The New York Attorney General previously notified several companies, including PDRC, about possible obligations to clean up sediments in Newtown Creek. In September 2009, the EPA proposed designating Newtown Creek as a Superfund site with a final decision expected in 2010.

Historical Smelter Sites. FMC and its predecessors at various times owned or operated historical copper and zinc smelters in several states, including Arizona, Kansas, Oklahoma and Pennsylvania. For some of these smelter sites, certain FCX subsidiaries have been advised by EPA or state agencies that they may be liable for costs of investigating and, if appropriate, remediating environmental conditions associated with the smelters. At other sites, certain FCX subsidiaries have entered into state voluntary remediation programs to investigate and, if appropriate, remediate site conditions associated with the smelters. The historical smelter sites are in various stages of assessment.

From 1916 to 1974, Blackwell Zinc Company, Inc. (BZC), currently a subsidiary of FCX, owned and operated a zinc smelter in Blackwell, Oklahoma. In 1974, the smelter was demolished and the property deeded to the Blackwell Industrial Authority. Pursuant to an administrative order with the state of Oklahoma (the State), BZC undertook remedial actions in Blackwell in 1996 and 1997, including sampling residential and commercial properties, and removing soils on properties that were found to have metal concentrations above state-established cleanup standards. From 1997 to 2003, BZC investigated the nature and extent of groundwater contamination potentially attributable to the former smelter and evaluated options for remedying such contamination. In 2003, the State adopted a cleanup plan requiring the installation of a groundwater extraction and treatment system and the closure of domestic groundwater wells within the groundwater plume area. BZC is constructing the groundwater extraction and treatment system, with system startup anticipated in the second quarter of 2010.

In 2007, FCX, on behalf of BZC, commenced a voluntary community outreach program inviting property owners in and around Blackwell to have their properties sampled for the presence of smelter-related contaminants, and agreed to remediate properties whose soils are found to have metal concentrations above state-established cleanup standards. As a result of these efforts, as of January 31, 2010, owners of about 4,200 properties requested sampling, representing approximately 84 percent of all eligible properties. Based on sampling results from approximately 89 percent of the properties requesting sampling, about 16 percent of sampled yards and 34 percent of alleyways require some level of cleanup. Residential yard cleanups started in October 2008. All of these soil sampling and remediation activities are being coordinated with, and supervised by, the State.

On April 14, 2008, a purported class action was filed in the District Court of Kay County, Oklahoma, against FCX and several of its direct and indirect subsidiaries, including BZC, entitled Coffey, et al., v. Freeport-McMoRan Copper & Gold, Inc., et al., Kay County, Oklahoma District Court, Case No. CJ-2008-68. The suit alleges that the operations of BZC's zinc smelter in Blackwell, Oklahoma, from 1918 to 1974 resulted in contamination of the soils and groundwater in Blackwell and the surrounding area. Unspecified compensatory and punitive damages are sought on behalf of the putative class members, consisting of current and former residents and property owners, for alleged diminution in property values. There is also a request for an order compelling remediation of allegedly contaminated properties and the establishment of a monetary fund to monitor the present and future health of the putative class members.

On December 7, 2009, 18 individuals filed a related suit in District Court of Kay County, Oklahoma, against FCX and several of its direct and indirect subsidiaries, including BZC, entitled Brown et al. v. Freeport-McMoRan Copper & Gold Inc., et al., Kay County, Oklahoma District Court, Case No. CJ-2009-213, alleging personal injuries resulting from exposure to lead and seeking compensatory and punitive damages. FCX intends to defend both of these matters vigorously.

On October 15, 2009, the City of Blackwell and the Blackwell Municipal Authority filed an action in District Court of Kay County, Oklahoma, against FCX and several of its direct and indirect subsidiaries, including BZC, entitled City of Blackwell et al. v. Freeport-McMoRan Copper & Gold, Inc, et al., Kay County, Oklahoma District Court, Case No. CJ-2009-15B. The suit alleged that the operations of BZC's zinc smelter resulted in contamination of the soils and groundwater in the City of Blackwell. The plaintiffs alleged nuisance, trespass, negligence and unjust enrichment and claimed unspecified actual, equitable (for unjust enrichment) and punitive damages. In December 2009, FCX accrued $54 million (included in accounts payable and accrued liabilities) associated with a partial settlement with the City of Blackwell and the Blackwell Municipal Authority (refer to Note 23 for further discussion).

From the 1880s until 1975, FMC and certain predecessor and subsidiary entities operated a copper mine near Bisbee, Arizona. A series of smelters operated in Bisbee from approximately 1879 through 1908. In 2000, FMC entered the Bisbee area into the Arizona Voluntary Remediation Program (VRP) administered by ADEQ. In 2008, FMC expanded the VRP project to include other communities near Bisbee and commenced a voluntary community outreach program inviting property owners to have soils at their properties sampled for the presence of smelter and mine-related metals. FMC also has offered to property owners whose soils are found to have metal concentrations above ADEQ-established cleanup standards to remove the impacted soils and replace them with clean soils. During 2009, owners of about 3,000 properties requested sampling, representing approximately 60 percent of all eligible properties. Based on sampling results from approximately 50 percent of the properties, about 50 percent of sampled properties require some level of cleanup. As a result, FCX charged operating income and increased its environmental obligation for Bisbee soil cleanup by $31 million in 2009.

Uranium Mining Sites. During a period between 1940 and the early 1970s, certain FMC predecessor entities were involved in uranium exploration and mining in the western U.S. Similar exploration and mining activities by other companies have caused environmental impacts that have warranted remediation, and EPA and local authorities are currently evaluating the need for significant cleanup activities in the region. To date, FMC has undertaken remediation at a limited number of sites associated with these predecessor entities. FCX recognized the existence of a potential liability for these activities and had environmental obligations for six former uranium sites. An initiative to gather additional information about sites in the region is ongoing, and information gathered under this initiative was submitted to EPA Region 9 during the second and third quarters of 2008 and the fourth quarter of 2009 in response to an information request by EPA regarding uranium mining activities on Navajo Nation properties. FCX utilized the results of FMC's remediation experience, in combination with historical and updated information gathered to date, to initially estimate its fair value of uranium-related liabilities assumed in the Phelps Dodge acquisition. No new information was developed in 2009 that required an adjustment to the initial fair value estimate of FCX's environmental obligations.

Asset Retirement Obligations (AROs). FCX's ARO cost estimates are reflected on a third-party cost basis and comply with FCX's legal obligation to retire tangible, long-lived assets.

A summary of changes in FCX's AROs for the years ended December 31, 2009, 2008 and 2007, follows:

	2009	2008	2007
Balance at beginning of year	**$712**	$728	$ 30
Liabilities assumed in the acquisition of Phelps Dodge	**—**	—	531[a]
Liabilities incurred	**12**	5	1
Revisions to cash flow estimates	**(17)**	21	179
Accretion expense	**52**	51	27
Spending	**(28)**	(91)	(40)
Foreign currency translation adjustment	**—**	(2)	—
Balance at end of year	**731**	712	728
Less current portion	**(46)**	(42)	(97)
Long-term portion	**$685**	$670	$631

a. The fair value of AROs assumed in the acquisition of Phelps Dodge was estimated based on projected cash flows, an estimated long-term annual inflation rate of 2.4 percent, a discount rate based on FCX's estimated credit-adjusted, risk-free interest rate of 7.8 percent and a market risk premium of 10 percent to reflect what a third-party might require to assume these AROs.

ARO costs may increase or decrease significantly in the future as a result of changes in regulations, engineering designs and technology, permit modifications or updates, mine plans, cost of inflation or other factors and as actual reclamation spending occurs. ARO activities and expenditures generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities could be accelerated if required, or if they are determined to be economically beneficial.

The most significant revisions to cash flow estimates in 2007 were related to changes at Chino, Tyrone and PT Freeport Indonesia. During 2007, Chino and Tyrone each submitted updated third-party closure cost estimates to the state of New Mexico as part of the closure permit renewal process. As a result, FCX revised its cash flow estimates and increased its ARO by $95 million for Chino and $45 million for Tyrone. Additional adjustments may be required based upon the state's review of the updated closure plans and any permit conditions imposed by the state of New Mexico. Additionally, PT Freeport Indonesia updated its cost estimates primarily for changes to its plans for the treatment of acidic water, resulting in an increase of $33 million.

Legal requirements in New Mexico, Arizona and Colorado require financial assurance to be provided for the estimated costs of reclamation and closure, including groundwater quality protection programs. FCX has satisfied financial assurance requirements by using a variety of mechanisms, such as third-party performance guarantees, financial capability demonstrations, trust funds, surety bonds, letters of credit and collateral. The applicable regulatory requirements provide financial strength tests to support performance guarantees and financial capability demonstrations, which are designed to confirm a company's or guarantor's financial capability to fund future estimated reclamation and closure costs. The amount of financial assurance FCX is required to provide will vary with changes in laws, regulations and reclamation and closure cost estimates. As of December 31, 2009, FCX's financial assurance obligations associated with closure and reclamation costs totaled $710 million, of which approximately $414 million was in the form of parent company guarantees and financial capability demonstrations. At December 31, 2009, FCX had trust assets totaling $129 million, which are legally restricted to fund a portion of its AROs for Chino, Tyrone and Cobre as required by New Mexico regulatory authorities.

New Mexico Environmental and Reclamation Programs. FCX's New Mexico operations are subject to regulation under the New Mexico Water Quality Act and the Water Quality Control Commission (WQCC) regulations adopted under that Act. The New Mexico Environment Department (NMED) has required each of these operations to submit closure plans for NMED's approval. The closure plans must include measures to assure meeting groundwater quality standards following the closure of discharging facilities and to abate any groundwater or surface water contamination. During 2009, the Tyrone operation appealed a WQCC decision regarding the point of groundwater withdrawal, which provides the basis for determining where groundwater quality standards must be met at FCX's New Mexico mining sites. Finalized closure plan requirements, including those resulting from resolution of the appeal, could result in increases to the Tyrone, Chino and Cobre closure costs.

FCX's New Mexico operations also are subject to regulation under the New Mexico Mining Act (the Mining Act), which was enacted in 1993, and the Mining Act rules, which are administered by the Mining Minerals Division (MMD). Under the Mining Act, mines are required to submit and obtain approval of closeout plans describing the reclamation to be performed following cessation of mining operations at all or a portion of the mines. At December 31, 2009, FCX had accrued reclamation and closure costs of $351 million for its New Mexico operations. As stated above, additional accruals may be required based on the state's review of FCX's updated closure plans and any resulting permit conditions (including conditions associated with NMED's requirements as noted above), and the amount of those accruals could be material.

Arizona Environmental and Reclamation Programs. FCX's Arizona properties are subject to regulatory oversight and compliance in several areas. The Arizona Department of Environmental Quality (ADEQ) has adopted regulations for its aquifer protection permit (APP) program that replaced previous Arizona groundwater quality protection permit regulations. APP regulations require permits for certain facilities, activities and structures for mining, concentrating and smelting and require compliance with aquifer water quality standards at an applicable point of compliance well or location. The APP program also may require mitigation and discharge reduction or elimination of some discharges.

An application for an APP requires a description of a closure strategy to meet applicable groundwater protection requirements following cessation of operations and a cost estimate to implement the closure strategy. An APP may specify closure requirements, which may include post-closure monitoring and maintenance requirements. A more detailed closure plan must be submitted within 90 days after a permitted entity notifies ADEQ of its intent to cease operations. A permit applicant must demonstrate its financial capability to meet the closure costs required under the APP.

Portions of the Arizona mining facilities that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans require approval by the State Mine Inspector and must include a cost estimate to perform the reclamation measures specified in the plan. During 2008 and 2009, FCX updated its closure approach at Sierrita, Tohono and Bagdad to address site-specific regulatory obligations and will continue to evaluate options for future reclamation and closure activities at its other operating and non-operating sites, which are likely to result in additional adjustments to FCX's ARO liabilities. At December 31, 2009, FCX had accrued reclamation and closure costs of $187 million for its Arizona operations.

PT Freeport Indonesia Reclamation and Closure Programs. The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia's operations will be determined based on applicable laws and regulations and PT Freeport Indonesia's assessment of appropriate remedial activities in the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision. Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time as more complete studies are performed. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 31 years. At December 31, 2009, PT Freeport Indonesia had accrued reclamation and closure costs of $102 million.

In 1996, PT Freeport Indonesia began contributing to a cash fund ($12 million balance at December 31, 2009) designed to accumulate at least $100 million (including interest) by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay the above-mentioned mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources.

In May 2008, the Indonesian Minister of the Department of Energy and Mineral Resources issued a new regulation regarding mine reclamation and closure, which requires a company to provide a mine closure guarantee in the form of a time deposit placed in a state-owned bank in Indonesia. PT Freeport Indonesia does not believe that a deposit is required under the terms of its Contract of Work, but is working with the Department of Energy and Mineral Resources to review these requirements and discuss other options for the mine closure guarantee. In October 2009, PT Freeport Indonesia was invited to present its updated closure plan to the Department of Energy and Mineral Resources.

Litigation. FCX is involved in various legal proceedings that arise in the ordinary course of business or are associated with environmental issues arising from legacy operations conducted over the years by Phelps Dodge and its affiliates. FCX does not believe that its potential liability in any such proceeding should have a material adverse effect on its business, financial condition or results of operations.

Since approximately 1990, FMC or its subsidiaries have been named as a defendant in product liability or premises lawsuits claiming injury from exposure to asbestos found in electrical wire products produced or marketed many years ago, or from asbestos at certain FMC properties. FCX believes its liability, if any, in these matters will not have a material adverse effect, either individually or in the aggregate, upon its business, financial condition, liquidity, results of operations or cash flow. There can be no assurance, however, that future developments will not alter this conclusion.

Letters of Credit and Surety Bonds. Standby letters of credit totaled $47 million at December 31, 2009, primarily for reclamation and environmental obligations and workers' compensation insurance programs. In addition, FCX had surety bonds totaling $123 million at December 31, 2009, associated with reclamation and closure ($99 million – see discussion above), self-insurance bonds primarily for workers' compensation ($21 million) and other bonds ($3 million).

Insurance. FCX purchases a variety of insurance products to mitigate potential losses. The various insurance products typically have specified deductible amounts, or self-insured retentions, and policy limits. FCX generally is self-insured for U.S. workers' compensation, but purchases excess insurance up to statutory limits. An actuarial analysis is performed twice a year for various FCX casualty programs, including workers' compensation, to estimate required insurance reserves. Insurance reserves totaled $60 million at December 31, 2009, which consisted of a current portion of $10 million (included in accounts payable and accrued liabilities) and a long-term portion of $50 million (included in other liabilities).

Other. In December 2009, PT Freeport Indonesia was notified by the Large Taxpayer's Office of the Government of Indonesia that PT Freeport Indonesia is obligated to pay value added taxes on certain goods imported after the year 2000. The amount of taxes and penalties would be significant. PT Freeport Indonesia believes that, pursuant to the terms of its Contract of Work, it is only required to pay value added taxes on these types of goods imported after December 30, 2009. PT Freeport Indonesia is working cooperatively with the applicable government authorities to resolve this matter.

In December 2008, Cerro Verde was notified by Peruvian revenue authorities of their intent to assess mining royalties related to the minerals processed by the Cerro Verde concentrator. In August 2009, Cerro Verde received a formal assessment in the amount of approximately $50 million in connection with its alleged obligations for mining royalties and fines for the period from October 2006 to December 2007. Cerro Verde is challenging this assessment as it believes that royalty obligations with respect to all minerals extracted are governed by its existing stability agreement, regardless of the processing method applied after extraction, and believes that it owes no royalties with respect to minerals processed through its concentrator. FCX is working cooperatively with the Peruvian authorities to resolve this matter.

NOTE 15. Commitments and Guarantees

Operating Leases. FCX leases various types of properties, including offices and equipment. A summary of future minimum rentals under these non-cancelable leases at December 31, 2009, follows:

2010	$ 27
2011	28
2012	19
2013	14
2014	11
After 2014	99
Total payments	$198

Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals, which are minimal. Total aggregate rental expense under operating leases was $74 million in 2009, $90 million in 2008 and $54 million in 2007.

Contractual Obligations. Based on applicable prices at December 31, 2009, FCX has unconditional purchase obligations of $2.4 billion, primarily comprising the procurement of copper concentrates and cathodes ($1.7 billion), transportation ($227 million) and oxygen ($178 million) that are essential to its operations worldwide. Some of FCX's unconditional purchase obligations are settled based on the prevailing market rate for the service or commodity purchased. In some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrates and cathodes provide for deliveries of specified volumes, at market-based prices, to Atlantic Copper and the North America copper mines. Transportation obligations are for South America contracted ocean freight rates and for North America natural gas transportation. Oxygen obligations provide for deliveries of specified volumes, at fixed prices, primarily to Atlantic Copper.

FCX's future commitments associated with unconditional purchase obligations total $1.4 billion in 2010, $399 million in 2011, $276 million in 2012, $224 million in 2013, $18 million in 2014 and $140 million thereafter. During 2009, 2008 and 2007, FCX fulfilled its minimum contractual purchase obligations or negotiated settlements in those situations in which it terminated an agreement containing an unconditional obligation.

Mining Contracts. *Indonesia.* FCX is entitled to mine in Indonesia under the Contract of Work between PT Freeport Indonesia and the Government of Indonesia. The original Contract of Work was entered into in 1967 and was replaced with a new Contract of Work in 1991. The initial term of the current Contract of Work expires in 2021, but can be extended by PT Freeport Indonesia for two 10-year periods, subject to Indonesian government approval, which cannot be withheld or delayed unreasonably. Given the importance of contracts of work under the Indonesian legal system and PT Freeport Indonesia's approximately 40 years of working with the Indonesian government, which included entering into the Contract of Work in 1991 well before the expiration of the 1967 Contract of Work, PT Freeport Indonesia fully expects that the government will approve the extensions as long as it continues to comply with the terms of the Contract of Work.

In July 2004, FCX received a request from the Indonesian Department of Energy and Mineral Resources that it offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. In response to this request and in view of the potential benefits of having additional Indonesian ownership in the operations, FCX agreed, at the time, to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither its Contract of Work nor Indonesian law requires FCX to divest any portion of its ownership in PT Freeport Indonesia or PT Indocopper Investama. In May 2008, FCX signed a Memorandum of Understanding with the Papua provincial government (the Province) whereby the parties agreed to work cooperatively to determine the feasibility of an acquisition by the Province of the PT Indocopper Investama shares at market value.

The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

A large part of the mineral royalties under Government of Indonesia regulations is designated to the provinces from which the minerals are extracted. In connection with its fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua. The additional royalties are paid on production exceeding specified annual amounts of copper, gold and silver expected to be generated when PT Freeport Indonesia's milling facilities operate above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia's royalty rate on copper net revenues from production above the agreed levels is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above the agreed levels are triple the Contract of Work royalty rates.

The combined royalties, including the additional royalties that became effective January 1, 1999, totaled $147 million in 2009, $113 million in 2008 and $133 million in 2007.

In 2008, the Government of Indonesia enacted a new mining law, which will operate under a licensing system as opposed to the contract of work system that applies to PT Freeport Indonesia. In 2010, the Government of Indonesia promulgated regulations under the 2008 mining law and certain provisions address existing contracts of work. The regulations provide that contracts of work will continue to be honored until their expiration. However, the regulations attempt to apply certain provisions of the new law to any extension periods of contracts of work even though PT Freeport Indonesia's Contract of Work provides for two 10-year extension periods under the existing terms of its Contract of Work.

Africa. FCX is entitled to mine in the DRC under the "Amended and Restated Mining Convention" between Tenke Fungurume Mining S.A.R.L. and the Government of the DRC. The original Mining Convention was entered into in 1996 and was replaced with the Amended and Restated Mining Convention in 2005. The current Amended and Restated Mining Convention will remain in effect for as long as the Tenke Fungurume concession is exploitable. The royalty rate payable by Tenke Fungurume Mining S.A.R.L. under the Amended and Restated Mining Convention is 2 percent of net revenue. These mining royalties totaled $7 million in 2009.

In February 2008, the Ministry of Mines, Government of the DRC, sent a letter seeking comment on proposed material modifications to the mining contracts for the Tenke Fungurume concession, including the amount of transfer payments payable to the government, the government's percentage ownership and involvement in the management of the mine, regularization of certain matters under Congolese law and the implementation of social plans. FCX responded to this letter indicating that its mining contracts were negotiated transparently and approved by the Government of the DRC following extended negotiations, and FCX believes they are fair and equitable, comply with Congolese law and are enforceable without modifications. FCX is continuing to work cooperatively with the DRC government to resolve these matters but cannot predict the timing or the outcome of this process. The contract review process has not affected FCX's development schedule, and FCX is continuing to operate pursuant to the terms of its contract.

Community Development Programs. FCX has adopted policies that govern its working relationships with the communities where it operates that are designed to guide its practices and programs in a manner that respects basic human rights and the culture of the local people impacted by FCX's operations. FCX continues to make significant expenditures on community development, education, training and cultural programs.

In 1996, PT Freeport Indonesia established the Freeport Partnership Fund for Community Development (formerly the Freeport Fund for Irian Jaya Development) through which PT Freeport Indonesia has made available funding and technical assistance to support the economic health, education and social development of the area. PT Freeport Indonesia has committed through 2011 to provide one percent of its annual revenue for the development of the local people in its area of operations through the Freeport Partnership Fund for Community Development. PT Freeport Indonesia charged $59 million in 2009, $34 million in 2008 and $48 million in 2007 to cost of sales for this commitment.

FCX's Cerro Verde copper mine has provided a variety of community support projects over the years. During 2006, as a result of discussions with local mayors in the Arequipa region, Cerro Verde agreed to contribute to the design and construction of domestic water and sewage treatment plants for the benefit of the region. These facilities are being designed in a modular fashion so that initial installations can be readily expanded in the future. FCX charged cost of sales in 2008 and funded approximately $49 million to a designated bank account (included in other assets at December 31, 2009) that will be used for financing Cerro Verde's share of the construction costs of these facilities.

During 2006, the Peruvian government announced that all mining companies operating in Peru will make annual contributions to local development funds for a five-year period when copper prices exceed certain levels that are adjusted annually. The contribution is equal to 3.75 percent of after-tax profits, of which 2.75 percent is contributed to a local mining fund and 1.00 percent to a regional mining fund. The charge to cost of sales for these local mining fund contributions totaled $28 million in 2009 and 2008 and $49 million in 2007.

Tenke Fungurume has committed to assist the communities living within its concession in the Katanga province of the DRC. Tenke Fungurume will contribute 0.3 percent of net sales revenue from production to a community development fund to assist the local communities with development of local infrastructure and related services, such as those pertaining to health, education and economic development. Tenke Fungurume charged $1 million in 2009 to cost of sales for this commitment.

Guarantees. FCX provides certain financial guarantees (including indirect guarantees of the indebtedness of others) and indemnities.

At its Morenci mine in Arizona, FCX has a venture agreement dated February 7, 1986, with Sumitomo, which includes a put and call option guarantee clause. FCX holds an 85 percent undivided interest in the Morenci complex. Under certain conditions defined in the venture agreement, Sumitomo has the right to sell its 15 percent share to FCX. Likewise, under certain conditions, FCX has the right to purchase Sumitomo's share of the venture. At December 31, 2009, the maximum potential payment FCX is obligated to make to Sumitomo upon exercise of the put option (or FCX's exercise of its call option) totaled approximately $145 million based on calculations defined in the venture agreement. At December 31, 2009, FCX had not recorded any liability in its consolidated financial statements in connection with this guarantee as FCX does not believe, based on information available, that it is probable that any amounts will be paid under this guarantee as the fair value of Sumitomo's 15 percent share is well in excess of the exercise price.

Prior to its acquisition by FCX, FMC and its subsidiaries have, as part of merger, acquisition, divestiture and other transactions, from time to time, indemnified certain sellers, buyers or other parties related to the transaction from and against certain liabilities associated with conditions in existence (or claims associated with actions taken) prior to the closing date of the transaction. As part of these transactions, FMC indemnified the counterparty from and against certain excluded or retained liabilities existing at the time of sale that would otherwise have been transferred to the party at closing. These indemnity provisions generally now require FCX to indemnify the party against certain liabilities that may arise in the future from the pre-closing activities of FMC for assets sold or purchased. The indemnity classifications include environmental, tax and certain operating liabilities, claims or litigation existing at closing and various excluded liabilities or obligations. Most of these indemnity obligations arise from transactions that closed many years ago, and given the nature of these indemnity obligations, it is impossible to estimate the maximum potential exposure. Except as described in the following sentence, FCX does not consider any of such obligations as having a probable likelihood of payment that is reasonably estimable, and accordingly, has not recorded any obligations associated with these indemnities. With respect to FCX's environmental indemnity obligations, any expected costs from these guarantees are accrued when potential environmental obligations are considered by management to be probable and the costs can be reasonably estimated.

NOTE 16. Financial Instruments

FCX does not purchase, hold or sell derivative financial instruments unless there is an existing asset or obligation or if it anticipates a future activity that is likely to occur and will result in exposure to market risks and FCX intends to offset or mitigate such risks. FCX does not enter into any derivative financial instruments for speculative purposes, but has entered into derivative financial instruments in limited instances to achieve specific objectives. These objectives principally relate to managing risks associated with commodity price, foreign currency and interest rate risks. The fair values of FCX's financial derivative instruments are based on derivative pricing models or widely published market closing prices.

A summary of unrealized gains recognized in income (loss) from continuing operations before income taxes and equity in affiliated companies' net earnings for derivative financial instruments that are designated and qualify as fair value hedge transactions, along with the unrealized losses on the related hedged item (firm sales commitments) for the year ended December 31, 2009, follows:

	Derivative	Hedged Item
Commodity contracts:		
FMC's copper futures and swap contracts[a]	**$11**	**$(11)**

a. Amounts are recorded in revenues.

FCX realized gains, which are recorded in revenues, of $49 million during 2009 from matured derivative financial instruments that qualified for hedge accounting.

A summary of the realized and unrealized gains (losses) recognized in income (loss) from continuing operations before income taxes and equity in affiliated companies' net earnings for derivative financial instruments, including embedded derivatives, which do not qualify as hedge transactions for the years ended December 31, 2009, 2008 and 2007, follows:

	2009	2008	2007
Commodity contracts:			
Embedded derivatives in provisional sales contracts[a]	**$1,393**	$(1,278)	$197
Embedded derivatives in provisional purchase contracts[b]	**(3)**	34	(10)
PT Freeport Indonesia's copper forward contracts[a]	**(104)**	—	—
Atlantic Copper's copper forward contracts[b]	**2**	(71)	(44)
FMC's copper futures and swap contracts[a]	**64**	(184)	(38)
FMC's zero-premium copper collars[a]	**—**	—	(175)

a. Amounts recorded in revenues.
b. Amounts recorded in cost of sales as production and delivery costs.

A summary of the fair values of unsettled derivative financial instruments recorded on the consolidated balance sheet as of December 31, 2009, follows:

	Designated as Hedges	Not Designated as Hedges
Commodity contracts:		
FMC's copper futures and swap contracts:		
Asset position[a,b]	**$11**	**$ 2**
Embedded derivatives in provisional sales/ purchases contracts:[c]		
Asset position	**—**	**235**
Liability position	**—**	**(70)**
Atlantic Copper's copper forward contracts:		
Asset position[a]	**—**	**1**

a. Amounts recorded in other current assets.
b. At December 31, 2009, FCX had received $6 million from brokers associated with margin requirements (recorded in accounts payable and accrued liabilities).
c. Amounts recorded either as a net accounts receivable or a net accounts payable.

Commodity Contracts. From time to time, FCX has entered into forward, futures, and swap contracts to hedge the market risk associated with fluctuations in the prices of commodities it purchases and sells. Derivative financial instruments used by FCX to manage its risks do not contain credit risk-related contingent provisions. As of December 31, 2009 and 2008, FCX had no price protection contracts relating to its mine production. A summary of FCX's derivative contracts and programs follows.

Derivatives Designated as Hedging Instruments – Fair Value Hedges

Copper Futures and Swap Contracts. Some of FMC's U.S. copper rod customers request a fixed market price instead of the COMEX average copper price in the month of shipment. FCX hedges this price exposure in a manner that allows it to receive the COMEX average price in the month of shipment while the customers pay the fixed price they requested. FCX accomplishes this by entering into copper futures and swap contracts and then liquidating the copper futures contracts and settling the copper swap contracts during the month of shipment, which generally results in FCX receiving the COMEX average copper price in the month of shipment. Hedge gains or losses from these copper futures and swap contracts are recorded in revenues. FCX did not have any significant gains or losses during the year ended December 31, 2009, resulting from hedge ineffectiveness. At December 31, 2009, FCX held copper futures and swap contracts that qualified for hedge accounting for 35 million pounds at an average price of $3.01 per pound, with maturities through November 2010.

Derivatives Not Designated as Hedging Instruments

Embedded derivatives and derivative financial instruments that do not meet the criteria to qualify for hedge accounting are discussed below.

Embedded Derivatives. As described in Note 1 under "Revenue Recognition," certain FCX copper concentrate, copper cathode and gold sales contracts provide for provisional pricing primarily based on LME or COMEX prices (copper) and the London Bullion Market Association price (gold) at the time of shipment as specified in the contract. Similarly, FCX purchases copper and molybdenum under contracts that provide for provisional pricing (molybdenum purchases are based on an average *Metals Week* Molybdenum Oxide price). FCX applies the normal purchases and normal sales scope exception in accordance with derivatives and hedge accounting guidance to the host sales agreements since the contracts do not allow for net settlement and always result in physical delivery. Sales and purchases with a provisional sales price contain an embedded derivative (*i.e.,* the price settlement mechanism that is settled after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale or purchase of the metals contained in the concentrates or cathodes at the then-current LME or COMEX price (copper), the London Bullion Market Association price (gold) or the average *Metals Week* Molybdenum Oxide price as defined in the contract (molybdenum). Mark-to-market price fluctuations recorded through the settlement date are reflected in revenues for sales contracts and in cost of sales as production and delivery costs for purchase contracts. At December 31, 2009, FCX had embedded derivatives on 662 million pounds of copper sales at an average price of $3.34 per pound, with maturities through May 2010, 186 thousand ounces of gold sales at an average price of $1,105 per ounce, with maturities through March 2010, 213 million pounds of copper purchases at an average price of $3.34 per pound, with maturities through April 2010 and 249 thousand pounds of molybdenum purchases at an average price of $10.85 per pound, with maturities through January 2010.

Copper Forward Contracts. In April 2009, FCX entered into copper forward sales contracts to lock in prices at an average of $1.86 per pound on 355 million pounds of PT Freeport Indonesia's provisionally priced copper sales at March 31, 2009, which final priced from April 2009 through July 2009. These economic hedge transactions were intended to reduce short-term price volatility in earnings and cash flows. Gains and losses for these economic hedge transactions were recorded in revenues. FCX has not entered into additional forward sales contracts since April 2009 for its provisionally priced copper sales, but may enter into future transactions to lock in pricing on provisionally priced sales from time to time. However, FCX does not currently intend to change its long-standing policy of not hedging future copper production.

Atlantic Copper enters into forward copper contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. These economic hedge transactions are intended to hedge against changes in copper prices, with the mark-to-market hedging gains or losses recorded in cost of sales. At December 31, 2009, Atlantic Copper held net forward copper purchase contracts for 8 million pounds at an average price of $3.19 per pound, with maturities through January 2010.

Copper Futures and Swap Contracts. In addition to the contracts discussed above that qualify for fair value hedge accounting, FCX also has similar contracts with FMC's U.S. copper rod customers that do not qualify for hedge accounting because of certain terms in the sales contracts. Gains and losses for these economic hedge transactions are recorded in revenues. At December 31, 2009, FCX held copper futures and swap contracts for 3 million pounds at an average price of $2.64 per pound, with maturities through December 2010.

FMC Copper Collars. As a result of the acquisition of Phelps Dodge, FCX assumed Phelps Dodge's 2007 copper price protection program ($423 million obligation at acquisition date), which consisted of zero-premium copper collars (consisting of both put and call options) for 486 million pounds of copper capped at $2.00 per pound and copper put options for 730 million pounds with a floor price of $0.95 per pound. The zero-premium copper collars consisted of the simultaneous purchase of a monthly or annual put option and the sale of an annual call option. The put option portion of this economic hedge effectively ensured a minimum price per pound while the call option portion established a maximum price per pound. The primary objective of these contracts was to set a minimum price, and the secondary objective was to retain market upside. At December 31, 2007, the copper put options expired without settlement, and FCX paid $598 million in January 2008 to settle the copper call options. FCX does not currently intend to enter into similar hedging programs in the future.

Foreign Currency Exchange Contracts. As a global company, FCX transacts business in many countries and in many currencies. Foreign currency transactions of FCX's international subsidiaries increase its risks because exchange rates can change between the time agreements are made and the time foreign currency transactions are settled. FCX may hedge or protect its international subsidiaries' foreign currency transactions from time to time by entering into forward exchange contracts to lock in or minimize the effects of fluctuations in exchange rates. FCX had no outstanding foreign currency exchange contracts at December 31, 2009.

Interest Rate Swap Contracts. From time to time, FCX or its subsidiaries may enter into interest rate swaps to manage its exposure to interest rate changes and to achieve a desired proportion of fixed-rate versus floating-rate debt based on current and projected market conditions. FCX may enter into interest rate swap contracts to lock in an interest rate considered to be favorable in order to protect against its exposure to variability in future interest payments attributable to increases in interest rates of the designated floating-rate debt. In some situations, FCX may enter into fixed-to-floating interest rate swap contracts to protect against changes in the fair value of the underlying fixed-rate debt that result from market interest rate changes and to take advantage of lower interest rates. FCX had no outstanding interest rate swap contracts at December 31, 2009.

Credit Risk. FCX is exposed to credit loss when financial institutions with which FCX has entered into derivative transactions (commodity, foreign exchange and interest rate swaps) are unable to pay. To minimize the risk of such losses, FCX uses highly rated financial institutions that meet certain requirements. FCX also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their credit ratings. FCX does not anticipate that any of the financial institutions FCX deals with will default on their obligations. As of December 31, 2009, FCX did not have any significant credit exposure associated with derivative transactions.

Other Financial Instruments. Other financial instruments include cash and cash equivalents, accounts receivable, trust assets, accounts payable and accrued liabilities, and long-term debt. Refer to Note 17 for the fair values of these financial instruments.

Cash and Cash Equivalents, Accounts Receivable, and Accounts Payable and Accrued Liabilities. The financial statement amount is a reasonable estimate of the fair value because of the short maturity of these instruments and generally negligible credit losses.

Trust Assets. The financial statement amount represents the fair value of trust assets, which is based on quoted market prices.

Long-Term Debt. The financial statement amount represents cost except for long-term debt acquired in the Phelps Dodge acquisition, which was recorded at fair value at the acquisition date.

NOTE 17. Fair Value Measurement

Fair value accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

A summary of FCX's financial assets and liabilities measured at fair value on a recurring basis follows:

	Fair Value at December 31, 2009			
	Total	Level 1	Level 2	Level 3
Cash equivalents	$2,610	$2,610	$ —	$ —
Trust assets (current and long-term)	146	146	—	—
Available-for-sale securities (current and long-term)	74	74	—	—
Embedded derivatives in provisional sales/purchases contracts, net	165	165	—	—
Other derivative financial instruments, net	14	14	—	—
	$3,009	$3,009	$ —	$ —

Valuation Techniques

Cash Equivalents. The fair value of FCX's cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. FCX's cash equivalents are primarily money market securities, time deposits and U.S. treasury securities.

Trust Assets. The fair value of FCX's trust assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. FCX's trust assets are primarily money market securities and fixed income funds.

Available-for-sale securities. FCX's available-for-sale securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the available-for-sale securities is calculated as the quoted market price of the security multiplied by the quantity of shares held by FCX.

Embedded derivatives in provisional sales/purchases contracts. FCX's embedded derivatives on provisional copper concentrate, copper cathode and gold sales are valued using quoted market prices based on the forward LME or COMEX prices (copper) and the London Bullion Market Association price (gold) and, as such, are classified within Level 1 of the fair value hierarchy. FCX's embedded derivatives on provisional copper concentrate purchases are valued using quoted market prices based on the forward LME prices and, as such, are classified within Level 1 of the fair value hierarchy. FCX's embedded derivatives on provisional molybdenum purchases are valued based on the latest average weekly *Metals Week* Molybdenum Dealer Oxide prices and, as such, are classified within Level 1 of the fair value hierarchy.

Other derivative financial instruments. FCX's other derivative financial instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets (refer to Note 16 for further discussion).

A summary of the carrying amount and fair value of FCX's financial instruments at December 31, 2009 and 2008, follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents[a]	**$ 2,656**	**$ 2,656**	$ 872	$ 872
Accounts receivable[b,c]	**1,803**	**1,803**	1,212	1,212
Trust assets (current and long-term)[a]	**146**	**146**	260	260
Available-for-sale securities (current and long-term)[a]	**74**	**74**	84	84
Derivative assets[a]	**14**	**14**	—	—
Accounts payable and accrued liabilities[b,d]	**(1,837)**	**(1,837)**	(2,644)	(2,644)
Rio Tinto share of joint venture cash flows[b]	**(161)**	**(161)**	—	—
Dividends payable[b]	**(99)**	**(99)**	(44)	(44)
Debt (including amounts due within one year)[e]	**(6,346)**	**(6,735)**	(7,351)	(5,889)

a. Recorded at fair value. Quoted market prices are used to determine fair value.
b. Fair value approximates the carrying amounts because of the short maturity of these instruments.
c. Includes derivative assets of $235 million in 2009 and $89 million in 2008, which are recorded at fair value based on quoted market prices.
d. Includes derivative liabilities of $70 million in 2009 and $578 million in 2008, which are recorded at fair value based on quoted market prices.
e. Generally recorded at cost. Fair value of substantially all of FCX's long-term debt is estimated based on quoted market prices.

NOTE 18. Acquisition of Phelps Dodge

On March 19, 2007, FCX acquired Phelps Dodge, a fully integrated producer of copper and molybdenum, with mines in North and South America and processing capabilities for other by-product minerals, such as gold, silver and rhenium, and several development projects, including Tenke Fungurume in the DRC.

In the acquisition, each share of Phelps Dodge common stock was exchanged for 0.67 of a share of FCX common stock and $88.00 in cash. As a result, FCX issued 136.9 million shares and paid $18.0 billion in cash to Phelps Dodge shareholders. The acquisition was accounted for under the purchase method with FCX as the accounting acquirer.

The estimated fair value of assets acquired and liabilities assumed and the results of Phelps Dodge's (now known as FMC) operations are included in FCX's consolidated financial statements beginning March 20, 2007.

A summary of the $25.8 billion purchase price, which was funded through a combination of common shares issued, borrowings under an $11.5 billion senior credit facility, proceeds from the offering of $6.0 billion of senior notes (refer to Note 10 for further discussion) and available cash resources follows:

Phelps Dodge common stock outstanding and issuable at March 19, 2007 (in millions)	204.3
Exchange offer ratio per share of FCX common stock for each Phelps Dodge common share	0.67
Shares of FCX common stock issued (in millions)	136.9
Cash consideration of $88.00 for each Phelps Dodge common share	$17,979[a]
Fair value of FCX common stock issued	7,781[b]
Transaction and change of control costs and related employee benefits	137
Release of FCX deferred tax asset valuation allowances	(92)[c]
Total purchase price	$25,805

a. Cash consideration includes cash paid in lieu of any fractional shares of FCX stock.
b. Measurement of the common stock component of the purchase price was based on a weighted-average closing price of FCX's common stock of $56.85 for the two days prior to through two days after the public announcement of the merger on November 19, 2006.
c. FCX determined that, as a result of the acquisition of Phelps Dodge, it would be able to realize certain U.S. tax credits for which it had previously not recognized any benefit. Recognition of these tax credits resulted in a $92 million reduction to the purchase price.

In accordance with the purchase method of accounting, the purchase price paid was determined at the date of the public announcement of the transaction and was allocated to the assets acquired and liabilities assumed based upon their estimated fair values on the closing date of March 19, 2007. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: quoted market prices, where available; the intent of FCX with respect to whether the assets purchased were to be held, sold or abandoned; expected future cash flows; current replacement cost for similar capacity for certain fixed assets; market rate assumptions for contractual obligations; and appropriate discount rates and growth rates. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. At the date of acquisition of Phelps Dodge, copper price projections used to value the assets acquired ranged from near-term prices of $2.98 per pound for copper declining over an eight-year period to $1.20 per pound and $26.20 per pound for molybdenum declining over a five-year period to $8.00 per pound, reflecting price expectations at that time.

A summary of the final purchase price allocation as of March 19, 2007, follows (in billions):

	Phelps Dodge Historical Balances	Fair Value Adjustments	Purchase Price Allocation
Cash and cash equivalents	$ 4.2	$ —	$ 4.2
Inventories, including mill and leach stockpiles	0.9	2.8	3.7
Property, plant and equipment[a]	6.0	16.2	22.2
Other assets	3.1	0.2	3.3
Allocation to goodwill[b]	—	6.2	6.2[c]
Total assets	14.2	25.4	39.6
Deferred income taxes (current and long-term)[d]	(0.7)	(6.3)	(7.0)
Other liabilities	(4.1)	(1.5)	(5.6)
Noncontrolling interests	(1.2)	—	(1.2)
Total	$ 8.2	$17.6	$25.8

a. Includes amounts for proven and probable reserves and values of VBPP (refer to Note 1 for further discussion).
b. None of the $6.2 billion of goodwill was deductible for tax purposes.
c. Includes $160 million of goodwill associated with Phelps Dodge International Corporation, which was sold in the fourth quarter of 2007 (refer to Note 19 for further discussion).
d. Deferred income taxes were recognized based on the difference between the tax basis and the estimated fair values assigned to net assets.

Unaudited Pro Forma Financial Information. The following unaudited pro forma financial information assumes that FCX acquired Phelps Dodge effective January 1, 2007. The most significant adjustments relate to the purchase accounting impacts of increases in the carrying values of acquired metal inventories (including mill and leach stockpiles) and property, plant and equipment using March 19, 2007, metal prices and assumptions.

	Historical			
Year Ended December 31, 2007	FCX	Phelps Dodge[a]	Pro Forma Adjustments	Pro Forma Consolidated
Revenues	$16,939	$2,294	$ —	$ 19,233[b]
Operating income	6,555	793	(178)	7,170[b,c]

a. Represents the results of Phelps Dodge's operations from January 1, 2007, through March 19, 2007. Beginning March 20, 2007, the results of Phelps Dodge's operations are included in FCX's consolidated financial information.
b. Includes charges to revenues for mark-to-market accounting adjustments on copper price protection programs totaling $195 million. Also includes credits for amortization of acquired intangible liabilities totaling $120 million.
c. Includes charges associated with the impacts of the increases in the carrying values of acquired metal inventories (including mill and leach stockpiles) and property, plant and equipment, and also includes the amortization of intangible assets and liabilities resulting from the acquisition totaling $1.7 billion.

The above unaudited pro forma consolidated financial information has been prepared for illustrative purposes only and is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated.

NOTE 19. Discontinued Operations

On October 31, 2007, FCX sold its international wire and cable business, Phelps Dodge International Corporation (PDIC), for $735 million, which resulted in a net loss of $14 million ($9 million to net income) for transaction-related costs. The transaction generated after-tax proceeds of approximately $650 million (net proceeds of $597 million after taxes, transaction-related costs and PDIC cash).

As a result of the sale, the operating results of PDIC have been removed from continuing operations and reported as discontinued operations in the consolidated statements of operations. Selected financial information related to discontinued operations for the year ended December 31, 2007, follows:

Revenues	$937
Operating income	78
Provision for income taxes	(24)
Income from discontinued operations	46[a]

a. Includes income attributable to noncontrolling interests of $11 million.

Cash flows from discontinued operations for the year ended December 31, 2007, have not been separately identified in the consolidated statements of cash flows.

NOTE 20. Business Segments

FCX has organized its operations into five primary divisions — North America copper mines, South America copper mines, Indonesia mining, Africa mining and Molybdenum operations. Notwithstanding this structure, FCX internally reports information on a mine-by-mine basis. Therefore, FCX concluded that its operating segments include individual mines. Operating segments that meet certain thresholds are reportable segments. Beginning in 2009, the Sierrita mine is no longer a reportable segment because it did not meet any of the thresholds. Accordingly, FCX has revised its segment disclosures for the years ended December 31, 2008 and 2007, to conform with the current year presentation.

Further discussion of the reportable segments included in FCX's operating divisions, as well as FCX's other reportable segments — Rod & Refining and Atlantic Copper Smelting & Refining — follows. Refer to Note 3 for information on FCX's ownership interests.

North America Copper Mines. FCX has six operating copper mines in North America — Morenci, Sierrita, Bagdad, Safford and Miami in Arizona, and Tyrone in New Mexico. The North America copper mines include open-pit mining, sulfide ore concentrating, leaching and SX/EW operations. A majority of the copper produced at the North America copper mines is cast into copper rod by FCX's Rod & Refining operations. The North America copper mines division includes Morenci as a reportable segment.

Morenci. The Morenci open-pit mine, located in southeastern Arizona, primarily produces copper cathodes and copper concentrates. The Morenci mine produced approximately 40 percent of FCX's North America copper during 2009.

Other Mines. Other mines include FCX's other operating southwestern U.S. copper mines — Sierrita, Bagdad, Safford, Miami and Tyrone — and its southwestern U.S. copper mines that are currently on care-and-maintenance status. In addition to copper, the Sierrita and Bagdad mines produce molybdenum concentrate as a by-product.

South America Copper Mines. FCX has four operating copper mines in South America — Cerro Verde in Peru, and Candelaria, Ojos del Salado and El Abra in Chile. These operations include open-pit and underground mining, sulfide ore concentrating, leaching and SX/EW operations. The South America copper mines division includes Cerro Verde as a reportable segment.

Cerro Verde. The Cerro Verde open-pit copper mine, located near Arequipa, Peru, produces copper cathodes and copper concentrates. In addition to copper, the Cerro Verde mine produces molybdenum concentrate as a by-product. The Cerro Verde mine produced approximately 50 percent of FCX's South America copper during 2009.

Other Mines. Other mines include FCX's Chilean copper mines — Candelaria, Ojos del Salado and El Abra. In addition to copper, the Candelaria and Ojos del Salado mines produce gold and silver as by-products.

Indonesia. Indonesia mining includes PT Freeport Indonesia's Grasberg minerals district. PT Freeport Indonesia produces copper concentrates, which contain significant quantities of gold and silver.

Africa. Africa mining includes the Tenke Fungurume copper and cobalt mining concessions in the Katanga province of the DRC. The Tenke Fungurume mine includes open-pit mining, leaching and SX/EW operations. In addition to copper, the Tenke Fungurume mine produces cobalt hydroxide. Copper cathode production commenced in March 2009, and the first copper cathode was sold in second-quarter 2009. The cobalt plant and sulphuric acid plant were commissioned in third-quarter 2009.

Molybdenum. The Molybdenum segment is an integrated producer of molybdenum, with mining, sulfide ore concentrating, roasting and processing facilities that produce high-purity, molybdenum-based chemicals, molybdenum metal powder and metallurgical products, which are sold to customers around the world, and includes the wholly owned Henderson molybdenum mine in Colorado and related conversion facilities. The Henderson underground mine produces high-purity, chemical-grade molybdenum concentrates, which are typically further processed into value-added molybdenum chemical products. This segment also includes a sales company that purchases and sells molybdenum from the Henderson mine as well as from FCX's North and South America copper mines that produce molybdenum as a by-product. In addition, at times this segment roasts and/or processes material on a toll basis. Toll arrangements require the tolling customer to deliver appropriate molybdenum-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products. The Molybdenum segment also includes FCX's wholly owned Climax molybdenum mine in Colorado, which has been on care-and-maintenance status since 1995.

Rod & Refining. The Rod & Refining segment consists of copper conversion facilities located in North America, and includes a refinery, three rod mills and a specialty copper products facility. These operations process copper produced at the North America mines and purchased copper into copper cathode, rod and custom copper shapes. At times these operations refine copper and produce copper rod and shapes for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products.

Atlantic Copper Smelting & Refining. Atlantic Copper, FCX's wholly owned smelting unit in Spain, smelts and refines copper concentrates and markets refined copper and precious metals in slimes. PT Freeport Indonesia sells copper concentrate and the South America mines sell copper concentrate and cathode to Atlantic Copper.

Intersegment sales. Intersegment sales between FCX's operations are based on similar arms-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, timing of sales to unaffiliated customers and transportation premiums.

Allocations. FCX allocates certain operating costs, expenses and capital expenditures to the operating divisions and individual segments. However, not all costs and expenses applicable to a mine or operation are allocated. All U.S. federal and state income taxes are recorded and managed at the corporate level, whereas foreign income taxes are recorded and managed at the applicable mine or operation. In addition, most exploration and research activities are managed at the corporate level, and those costs along with some selling, general and administrative costs are not allocated to the operating division or segments. Accordingly, the following segment information reflects management determinations that may not be indicative of what the actual financial performance of each operating division or segment would be if it was an independent entity.

Product Revenue

FCX revenues attributable to the products it produces for the years ended December 31, 2009, 2008 and 2007, follow:

	2009	2008	2007
Refined copper products	**$ 6,563**	$ 9,584	$ 8,914
Copper in concentrates[a]	**4,763**	4,108	4,393
Gold	**2,591**	1,283	1,649
Molybdenum	**792**	2,408	1,703
Other	**331**	413	280
Total	**$15,040**	$17,796	$16,939

a. Amounts are net of treatment and refining charges totaling $429 million for 2009, $398 million for 2008 and $502 million for 2007.

Geographic Area

Information concerning financial data by geographic area for the years ended December 31, 2009, 2008 and 2007, follows:

	2009	2008	2007
Revenues[a]:			
United States	**$ 4,890**	$ 7,609	$ 6,480
Japan	**3,093**	2,662	2,479
Indonesia	**1,937**	1,420	2,105
Spain	**986**	1,872	1,773
India	**566**	231	319
Chile	**563**	669	627
China	**496**	296	400
Korea	**475**	343	266
Others	**2,034**	2,694	2,490
Total	**$15,040**	$17,796	$16,939

a. Revenues are attributed to countries based on the location of the customer.

	2009	2008	2007
Long-lived assets[a]:			
United States	**$ 6,499**	$ 6,529	$16,954
Indonesia	**3,298**	3,361	3,126
Peru	**3,240**	3,278	3,242
Democratic Republic of Congo	**3,207**	2,696	1,506
Chile	**1,519**	1,551	2,882
Spain	**277**	283	274
Others	**50**	58	84
Total	**$18,090**	$17,756	$28,068

a. Long-lived assets exclude deferred tax assets, goodwill and intangible assets.

Major Customers

Sales to PT Smelting totaled $1.9 billion (13 percent of FCX's consolidated revenues) in 2009. No single customer accounted for 10 percent or more of FCX's consolidated revenues in 2008. Sales to PT Smelting totaled $1.8 billion (11 percent of FCX's consolidated revenues) in 2007. Refer to Note 3 for further discussion of FCX's investment in PT Smelting.

Business Segments

Business segments for the years ended December 31, 2009, 2008 and 2007, are presented in the following tables.

	North America Copper Mines			South America Copper Mines			Indonesia	Africa			Atlantic		
	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke	Molybdenum	Rod & Refining	Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
Year Ended December 31, 2009													
Revenues:													
Unaffiliated customers	$ 68	$ 94	$ 162	$1,491	$1,950	$3,441	$4,972[a]	$ 389	$ 847	$3,328	$ 1,892	$ 9	$ 15,040
Intersegment	1,073	2,000	3,073	286	112	398	936	—	—	28	—	(4,435)	—
Production and delivery	622	1,289	1,911	648	915	1,563	1,505	315[b]	641	3,336	1,895	(4,150)	7,016
Depreciation, depletion and amortization	142	138	280	153	122	275	275	66	49	8	36	25	1,014
Lower of cost or market inventory adjustments	—	—	—	—	—	—	—	—	19	—	—	—	19
Selling, general and administrative expenses	—	—	—	—	—	—	94	—	11	—	17	199	321
Exploration and research expenses	—	—	—	—	—	—	—	—	2	—	—	88	90
Restructuring and other charges[c]	26	(2)	24	—	—	—	—	—	(1)	(2)	—	56	77
Operating income (loss)	351	669	1,020	976	1,025	2,001	4,034	8	126	14	(56)	(644)	6,503
Interest expense, net	3	12	15	—	2	2	(3)	10	—	—	5	557	586
Provision for (benefit from) income taxes	—	—	—	313	337	650	1,697	(15)	—	—	—	(25)	2,307
Total assets at December 31, 2009	1,934	4,207	6,141	3,937	2,515	6,452	4,974	3,386	1,731	291	991	2,030	25,996
Capital expenditures	46	299	345	103	61	164	266	659	82	9	31	31	1,587

a. Includes PT Freeport Indonesia's sales to PT Smelting totaling $1.9 billion.
b. Includes charges totaling $50 million associated with Tenke Fungurume's project start-up costs.
c. The following table summarizes restructuring and other charges:

	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke	Molybdenum	Rod & Refining	Atlantic Copper	Corporate	FCX Total
Restructuring charges	$ 25	$ 4	$ 29	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ —	$ 2	$ 32
City of Blackwell lawsuit settlement	—	—	—	—	—	—	—	—	—	—	—	54	54
Special retirement benefits and curtailments	1	(6)	(5)	—	—	—	—	—	(2)	(2)	—	—	(9)
Restructuring and other charges	$ 26	$ (2)	$ 24	$ —	$ —	$ —	$ —	$ —	$ (1)	$ (2)	$ —	$ 56	$ 77

	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke	Molybdenum	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
Year Ended December 31, 2008													
Revenues:													
Unaffiliated customers[b]	$ 370	$ 346	$ 716	$1,602	$2,166	$3,768	$2,934[a]	$ —	$ 2,488	$5,524	$ 2,333	$ 33	$ 17,796
Intersegment	1,630	2,919	4,549	261	137	398	478	—	—	33	8	(5,466)	—
Production and delivery[b]	1,313	1,734	3,047	698	1,146	1,844	1,792	6	1,528	5,527	2,276	(5,604)	10,416
Depreciation, depletion and amortization[b]	330	440	770	178	333	511	222	6	192	8	35	38	1,782
Lower of cost or market inventory adjustments	302	359	661	—	10	10	—	10	101	—	—	—	782
Selling, general and administrative expenses	—	—	—	—	—	—	91	—	18	—	20	140	269
Exploration and research expenses	—	—	—	—	—	—	—	—	2	—	—	290	292
Goodwill impairment	1,851	2,299	4,150	763	366	1,129	—	2	703	—	—	3	5,987
Long-lived asset impairments and other charges[c]	2,702	5,457	8,159	1	1,365	1,366	—	2	1,417	20	—	14	10,978
Operating (loss) income[b]	(4,498)	(7,024)	(11,522)	223	(917)	(694)	1,307	(26)	(1,473)	2	10	(314)	(12,710)
Interest expense, net	2	11	13	2	2	4	(1)	—	—	4	13	551	584
Provision for (benefit from) income taxes	—	—	—	313	(267)	46	612	(66)	—	—	—	(3,436)	(2,844)
Total assets at December 31, 2008	2,148	4,050	6,198	3,994	2,406	6,400	4,420	2,685	1,795	266	852	737	23,353
Capital expenditures	276	333	609	129	194	323	444	1,058	180	9	34	51	2,708

a. Includes PT Freeport Indonesia's sales to PT Smelting totaling $1.4 billion.
b. The following table summarizes the impact of purchase accounting fair value adjustments on operating (loss) income primarily associated with the impacts of the increases in the carrying values of acquired metals inventories (including mill and leach stockpiles) and property, plant and equipment:

	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke	Molybdenum	Rod & Refining	Atlantic Copper	Corporate	FCX Total
Revenues	$ —	$ —	$ —	$ 5	$ 1	$ 6	N/A	$ —	$ (2)	$ —	N/A	$ —	$ 4
Production and delivery	37	(13)	24	9	37	46	N/A	—	32	—	N/A	23	125
Depreciation, depletion and amortization	209	261	470	87	203	290	N/A	—	139	—	N/A	(11)	888
Impact on operating (loss) income	$ (246)	$ (248)	$ (494)	$ (91)	$ (239)	$ (330)	N/A	$ —	$ (173)	$ —	N/A	$ (12)	$ (1,009)

c. The following table summarizes long-lived asset impairments and other charges:

	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke	Molybdenum	Rod & Refining	Atlantic Copper	Corporate	FCX Total
Long-lived asset impairments	$ 2,683	$ 5,411	$ 8,094	$ —	$1,359	$1,359	$ —	$ —	$ 1,408	$ 6	$ —	$ —	$ 10,867
Restructuring charges	3	20	23	1	6	7	—	2	4	4	—	10	50
Special retirement benefits and curtailments	16	26	42	—	—	—	—	—	5	10	—	4	61
Long-lived asset impairments and other charges	$ 2,702	$ 5,457	$ 8,159	$ 1	$1,365	$1,366	$ —	$ 2	$ 1,417	$ 20	$ —	$ 14	$ 10,978

	North America Copper Mines			South America Copper Mines			Indonesia	Africa					
	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke	Molybdenum	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
Year Ended December 31, 2007													
Revenues:													
Unaffiliated customers[b]	$ 286	$ 256	$ 542	$1,243	$2,228	$3,471	$3,640[a]	$ —	$ 1,746	$5,108	$ 2,388	$ 44	$ 16,939
Intersegment	1,516	2,035	3,551	390	18	408	1,168	—	—	32	—	(5,159)	—
Production and delivery[b]	1,014	1,152	2,166	479	798	1,277	1,388	10	1,287	5,119	2,329	(5,049)	8,527
Depreciation, depletion and amortization[b]	240	259	499	129	249	378	199	2	94	7	36	31	1,246
Selling, general and administrative expenses	—	—	—	—	—	—	188	—	10	—	20	248	466
Exploration and research expenses	—	—	—	—	—	—	—	—	2	—	—	143	145
Operating income (loss)[b]	548	880	1,428	1,025	1,199	2,224	3,033	(12)	353	14	3	(488)	6,555
Interest expense, net	—	—	—	9	(2)	7	12	—	—	4	26	464	513
Provision for income taxes	—	—	—	484	369	853	1,326	4	—	—	—	217	2,400
Total assets at December 31, 2007	5,043	9,628	14,671	4,236	4,183	8,419	3,737	1,477	3,522	438	915	7,482[c]	40,661
Capital expenditures	269	587	856	58	65	123	368	266	45	8	42	47	1,755

a. Includes PT Freeport Indonesia's sales to PT Smelting totaling $1.8 billion.

b. The following table summarizes the impact of purchase accounting fair value adjustments on operating income (loss) primarily associated with the impacts of the increases in the carrying values of acquired metals inventories (including mill and leach stockpiles) and property, plant and equipment:

	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke	Molybdenum	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
Revenues	$ —	$ —	$ —	$ 8	$ 1	$ 9	N/A	$ —	$ 111	$ —	N/A	$ —	$ 120
Production and delivery	218	126	344	73	96	169	N/A	—	164	—	N/A	104	781
Depreciation, depletion and amortization	167	167	334	64	145	209	N/A	—	52	—	N/A	—	595
Impact on operating income (loss)	$ (385)	$ (293)	$ (678)	$ (129)	$ (240)	$ (369)	N/A	$ —	$ (105)	$ —	N/A	$ (104)	$ (1,256)

c. Includes preliminary goodwill of $6.1 billion, which had not been allocated to reporting units.

NOTE 21. Supplementary Mineral Reserve Information (unaudited)

Recoverable proven and probable reserves have been calculated as of December 31, 2009, in accordance with Industry Guide 7 as required by the Securities Exchange Act of 1934. FCX's proven and probable reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below. The term "reserve," as used in the reserve data presented here, means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The term "proven reserves" means reserves for which (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (ii) grade and/or quality are computed from the results of detailed sampling; and (iii) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established. The term "probable reserves" means reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

FCX's reserve estimates are based on the latest available geological and geotechnical studies. FCX conducts ongoing studies of its ore bodies to optimize economic values and to manage risk. FCX revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies. At December 31, 2009, FCX's estimated consolidated recoverable reserves include 104.2 billion pounds of copper, 37.2 million ounces of gold, 2.59 billion pounds of molybdenum, 270.4 million ounces of silver and 0.78 billion pounds of cobalt. At December 31, 2009, recoverable reserves include estimated recoverable copper totaling 2.7 billion pounds in leach stockpiles and 1.3 billion pounds in mill stockpiles, including FCX's joint venture partner's interest in the Morenci mine.

	Recoverable Proven and Probable Reserves[a] December 31, 2009		
	Copper (billion pounds)	**Gold** (million ounces)	**Molybdenum** (million pounds)
North America	**27.7**	**0.2**	**2,072**
South America	**34.0**	**1.5**	**519**
Indonesia	**34.1**	**35.5**	**—**
Africa	**8.4**	**—**	**—**
Consolidated basis[b]	**104.2**	**37.2**	**2,591**
Net equity interest[c]	**83.0**	**33.6**	**2,350**

a. Recoverable proven and probable reserves are estimated metal quantities from which FCX expects to be paid after application of estimated metallurgical recovery rates and smelter recovery rates, where applicable. Recoverable reserves are that part of a mineral deposit that FCX estimates can be economically and legally extracted or produced at the time of the reserve determination.

b. Consolidated basis reserves represent estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America and the Grasberg minerals district in Indonesia. Excluded from the table above are FCX's estimated recoverable proven and probable reserves for cobalt and silver totaling 0.78 billion pounds of cobalt at Tenke Fungurume and 270.4 million ounces of silver at December 31, 2009.

c. Net equity interest reserves represent estimated consolidated basis metal quantities further reduced for noncontrolling interest ownership. Excluded from the table above are FCX's estimated recoverable proven and probable reserves for cobalt and silver totaling 0.45 billion pounds of cobalt at Tenke Fungurume and 224.1 million ounces of silver at December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated recoverable reserves were determined using long-term average prices of $1.60 per pound for copper, $550 per ounce for gold, $8 per pound for molybdenum, $12 per ounce for silver and $10 per pound for cobalt. The London spot metal prices for the past three years averaged $2.91 per pound for copper and $847 per ounce for gold, and molybdenum prices for the past three years averaged approximately $23 per pound.

	100% Basis						
		Average Ore Grade Per Metric Ton			Recoverable Proven and Probable Reserves		
Year-End	Ore (million metric tons)	Copper (%)	Gold (grams)	Molybdenum (%)	Copper (billion pounds)	Gold (million ounces)	Molybdenum (million pounds)
2005	2,822	1.07	0.92	N/A	56.6	58.0	N/A
2006	2,813	1.04	0.90	N/A	54.8	54.3	N/A
2007	12,224	0.51	0.20	0.01	110.4	54.1	2,042
2008	14,067	0.48	0.17	0.01	118.8	53.4	2,485
2009	**13,807**	**0.49**	**0.17**	**0.01**	**120.9**	**49.8**	**2,595**
By Area at December 31, 2009:							
North America							
Developed and producing:							
Morenci	**3,166**	**0.27**	—	**0.001**	**11.2**	—	**27**
Sierrita	**1,446**	**0.25**	—[a]	**0.028**	**6.9**	**0.1**	**728**
Bagdad	**964**	**0.32**	—[a]	**0.017**	**5.4**	**0.1**	**259**
Safford	**243**	**0.44**	—	—	**1.8**	—	—
Tyrone	**180**	**0.30**	—	—	**0.9**	—	—
Henderson	**138**	—	—	**0.180**	—	—	**471**
Chino[b]	**142**	**0.50**	**0.01**	**0.006**	**2.2**	—[a]	**6**
Miami	**91**	**0.43**	—	—	**0.6**	—	—
Undeveloped:							
Climax	**190**	—	—	**0.158**	—	—	**585**
Cobre	**73**	**0.39**	—	—	**0.4**	—	—
South America							
Developed and producing:							
Cerro Verde	**3,053**	**0.41**	—	**0.014**	**23.9**	—	**519**
El Abra	**976**	**0.44**	—	—	**4.8**	—	—
Candelaria	**411**	**0.54**	**0.12**	—	**5.1**	**1.5**	—
Ojos del Salado	**9**	**1.12**	**0.26**	—	**0.2**	—[a]	—
Indonesia							
Developed and producing:							
Grasberg open pit	**332**	**0.90**	**1.03**	—	**5.5**	**8.9**	—
Deep Ore Zone	**254**	**0.60**	**0.67**	—	**2.8**	**4.1**	—
Undeveloped:							
Grasberg block cave	**1,006**	**1.03**	**0.81**	—	**19.5**	**17.5**	—
Deep Mill Level Zone	**501**	**0.89**	**0.74**	—	**8.4**	**9.2**	—
Kucing Liar	**441**	**1.24**	**1.09**	—	**10.3**	**7.1**	—
Big Gossan	**56**	**2.25**	**1.08**	—	**2.6**	**1.3**	—
Africa							
Developed and producing:							
Tenke Fungurume	**135**	**3.13**	—	—	**8.4**	—	—
Total 100% basis	**13,807**				**120.9**	**49.8**	**2,595**
Consolidated basis[c]					**104.2**	**37.2**	**2,591**
FCX's equity share[d]					**83.0**	**33.6**	**2,350**

a. Amounts not shown because of rounding.
b. Mining operations suspended as of December 31, 2008.
c. Recoverable proven and probable reserves also include 0.78 billion pounds of recoverable cobalt in Africa and 270.4 million ounces of recoverable silver throughout the world.
d. Recoverable proven and probable reserves also include 0.45 billion pounds of recoverable cobalt in Africa and 224.1 million ounces of recoverable silver throughout the world.

NOTE 22. Quarterly Financial Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2009					
Revenues	**$ 2,602**	**$ 3,684**	**$ 4,144**	**$ 4,610**	**$ 15,040**
Operating income	**672**[a]	**1,508**	**2,084**	**2,239**[a]	**6,503**[a]
Net income	**207**	**812**	**1,203**[b]	**1,312**[b]	**3,534**[b]
Net income attributable to noncontrolling interests	**104**	**164**	**224**	**293**	**785**
Net income attributable to FCX common stockholders	**43**[a]	**588**	**925**[b]	**971**[a,b]	**2,527**[a,b]
Basic net income per share attributable to FCX common stockholders	**0.11**	**1.43**	**2.23**	**2.26**	**6.10**
Diluted net income per share attributable to FCX common stockholders	**0.11**[a]	**1.38**	**2.07**[b]	**2.15**[a,b]	**5.86**[a,b]
2008					
Revenues	$ 5,672	$ 5,441	$ 4,616	$ 2,067	$ 17,796
Operating income (loss)[c,d]	2,396	2,053	1,133	(18,292)[e]	(12,710)[e]
Net income (loss)	1,505	1,284	742	(13,981)	(10,450)
Net income (loss) attributable to noncontrolling interests	319	274	155	(131)	617
Net income (loss) attributable to FCX common stockholders[c,d]	1,122	947	523	(13,933)[e]	(11,341)[e]
Basic net income (loss) per share attributable to FCX common stockholders	2.93	2.47	1.37	(36.78)	(29.72)
Diluted net income (loss) per share attributable to FCX common stockholders[c,d]	2.64	2.25	1.31	(36.78)[e]	(29.72)[e]

All references to income or losses per share are on a diluted basis, unless otherwise noted.

a. Includes charges for LCM inventory adjustments totaling $19 million ($19 million to net income attributable to FCX common stockholders or $0.05 per share in the first quarter and $15 million to net income attributable to FCX common stockholders or $0.03 per share for the year). Includes restructuring charges totaling $34 million ($31 million to net income attributable to FCX common stockholders or $0.07 per share) in the first quarter and $32 million ($25 million to net income attributable to FCX common stockholders or $0.06 per share) for the year. Also includes pension and postretirement gains totaling $9 million ($9 million to net income attributable to FCX common stockholders or $0.02 per share in the first quarter and $7 million to net income attributable to FCX common stockholders or $0.02 per share for the year). Includes a charge for the partial settlement of the City of Blackwell lawsuit totaling $54 million ($43 million to net income attributable to FCX common stockholders or $0.09 per share) in the fourth quarter and for the year.

b. Includes losses on early extinguishment of debt totaling $31 million ($28 million to net income attributable to FCX common stockholders or $0.06 per share) in the third quarter, $17 million ($15 million to net income attributable to FCX common stockholders or $0.03 per share) in the fourth quarter and $48 million ($43 million to net income attributable to FCX common stockholders or $0.09 per share) for the year. Also includes a favorable adjustment to income tax expense totaling $43 million ($0.09 per share) in the fourth quarter and for the year resulting from the completion of a review of U.S. deferred income tax accounts.

c. Includes charges for LCM inventory adjustments totaling $1 million ($1 million to net income attributable to FCX common stockholders or less than $0.01 per share) in the first quarter, $4 million ($2 million to net income attributable to FCX common stockholders or $0.01 per share) in the second quarter, $17 million ($10 million to net income attributable to FCX common stockholders or $0.02 per share) in the third quarter, $760 million ($466 million to net loss attributable to FCX common stockholders or $1.23 per share) in the fourth quarter and $782 million ($479 million to net loss attributable to FCX common stockholders or $1.26 per share) for the year.

d. Includes the purchase accounting impact of the increases in the carrying values of acquired metals inventories (including mill and leach stockpiles) and property, plant and equipment; the impact associated with the amortization of intangible assets and liabilities resulting from the acquisition of Phelps Dodge; and also includes amounts for non-operating income and expense primarily related to the accretion of the fair values of assumed environmental obligations (determined on a discounted cash flow basis). These impacts total $278 million to operating income and $15 million to non-operating income and expense ($183 million to net income attributable to FCX common stockholders or $0.41 per share) in the first quarter, $236 million to operating income and $22 million to non-operating income and expense ($161 million to net income attributable to FCX common stockholders or $0.36 per share) in the second quarter, $247 million to operating income and $30 million to non-operating income and expense ($174 million to net income attributable to FCX common stockholders or $0.39 per share) in the third quarter, $248 million to operating loss and $26 million to non-operating income and expense ($161 million to net loss attributable to FCX common stockholders or $0.43 per share) in the fourth quarter and $1.0 billion to operating loss and $93 million to non-operating income and expense ($679 million to net loss attributable to FCX common stockholders or $1.78 per share) for the year.

e. Includes asset impairments totaling $10.9 billion ($6.6 billion to net loss attributable to FCX common stockholders or $17.47 per share in the fourth quarter and $17.34 per share for the year), goodwill impairments totaling $6.0 billion ($6.0 billion to net loss attributable to FCX common stockholders or $15.81 per share in the fourth quarter and $15.69 per share for the year), restructuring charges totaling $50 million ($30 million to net loss attributable to FCX common stockholders or $0.08 per share) and special retirement benefits and curtailments totaling $61 million ($37 million to net loss attributable to FCX common stockholders or $0.10 per share).

NOTE 23. Subsequent Events

From January 1, through February 25, 2010, FCX made open-market purchases of $133 million of its 8.25% Senior Notes for $145 million and $136 million of its 8.375% Senior Notes for $148 million, which are in addition to the purchases discussed in Note 10. FCX expects to record an approximate $27 million loss on early extinguishment of debt in the first quarter of 2010 in connection with these open-market purchases.

In February 2010, FCX settled disagreements and the associated litigation among the members of the PCG regarding the allocation of remediation costs for the Pinal Creek site as discussed in Note 14. Pursuant to the settlement agreement, Miami paid $40 million to certain members of the PCG to settle the allocation of previously incurred costs, and agreed to take full responsibility for future groundwater remediation at the Pinal Creek site, with limited exceptions.

In February 2010, FCX reached a partial settlement with the City of Blackwell and the Blackwell Municipal Authority by paying $54 million to settle all of the claims except for future damages relating to the potential failure of FCX's groundwater remediation system (which is under construction) to prevent contamination from entering the City of Blackwell's wastewater treatment system (refer to Note 14 for further discussion of the litigation).

FCX evaluated events after December 31, 2009, and through the date the financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these financial statements.

Performance Graph

The following graph compares the change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the cumulative total return of the S&P 500 Materials Index from 2005 through 2009. Our comparative peer group is the S&P 500 Materials Index, which closely mirrors the benchmarks of other large metals producers. This comparison assumes $100 invested on December 31, 2004, in (a) Freeport-McMoRan Copper & Gold Inc. common stock, (b) the S&P 500 Stock Index and (c) the S&P 500 Materials Index.

COMPARISON OF CUMULATIVE TOTAL RETURN*
Freeport-McMoRan Copper & Gold Inc., S&P 500 Stock Index and S&P 500 Materials Index


$350
$300
$250
$200
$150
$100
$50
dollars
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

	December 31,					
	2004	2005	2006	2007	2008	2009
Freeport-McMoRan Copper & Gold Inc.	$ 100.00	$ 149.20	$ 168.71	$ 315.22	$ 77.22	$ 253.69
S&P 500 Stock Index	100.00	104.91	121.48	128.16	80.74	102.11
S&P 500 Materials Index	100.00	104.42	123.87	151.77	82.48	122.55

* Total return assumes reinvestment of dividends.

Investor Inquiries
The Investor Relations Department will be pleased to receive any inquiries about the company. A link to our Annual Report on Form 10-K filed with the Securities and Exchange Commission, which includes certifications of our Chief Executive Officer and Chief Financial Officer and the company's Principles of Business Conduct, is available on our web site. Additionally, copies will be furnished, without charge, to any stockholder of the company entitled to vote at its annual meeting, upon written request. The Investor Relations Department can be contacted as follows:

Freeport-McMoRan Copper & Gold Inc.
Investor Relations Department
One North Central Ave.
Phoenix, AZ 85004
Telephone (602) 366-8400
www.fcx.com

Transfer Agent
Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should be directed to the Freeport-McMoRan Copper & Gold Inc. transfer agent, registrar and dividend disbursement agent:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-8015
Telephone (800) 953-2493
www.bnymellon.com/shareowner/isd

Notice of Annual Meeting
The annual meeting of stockholders will be held on June 9, 2010. Notice of the annual meeting will be sent to stockholders. A post-meeting report summarizing the proceedings of the meeting will be available on our web site (www.fcx.com) within 10 days following the meeting. A copy of the report will be mailed at no charge to any stockholder requesting it.

FCX Common Stock
Our common stock trades on the New York Stock Exchange (NYSE) under the symbol "FCX." The FCX common stock price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 2009, the number of holders of record of our common stock was 18,347.

NYSE composite tape common stock price ranges during 2009 and 2008 were:

	2009		2008	
	High	Low	High	Low
First Quarter	$ 43.45	$ 21.16	$ 107.37	$ 68.96
Second Quarter	61.55	36.60	127.24	93.00
Third Quarter	73.43	43.19	117.11	51.21
Fourth Quarter	87.35	63.00	56.75	15.70

Common Stock Dividends
There were no cash dividends paid on our common stock during 2009. In October 2009, the Board of Directors reinstated an annual cash dividend on our common stock of $0.60 per share, payable quarterly at a rate of $0.15 per share beginning February 1, 2010.

Below is a summary of the common stock cash dividends declared and paid for the quarterly periods of 2008:

	2008		
	Amount per Share	Record Date	Payment Date
First Quarter	$ 0.4375	Jan. 15, 2008	Feb. 1, 2008
Second Quarter	0.4375	Apr. 15, 2008	May 1, 2008
Third Quarter	0.4375	July 15, 2008	Aug. 1, 2008
Fourth Quarter	0.5000	Oct. 15, 2008	Nov. 1, 2008

Tax Withholding – Nonresident Alien Stockholders
Nonresident aliens who own stock in a United States corporation are generally subject to a federal withholding tax on 100 percent of the dividends paid on preferred and/or common stock. However, when 80 percent or more of a corporation's income is generated outside the United States, the withholding percentage is not calculated on 100 percent of the dividend, but rather on that portion of the dividend attributable to income generated in the United States. We have determined that, for quarterly dividends paid in 2009 to nonresident alien stockholders, 100 percent of the dividend amount was subject to federal withholding tax.

For quarterly dividends paid in 2010, we estimate that 100 percent of the total dividend amount is subject to federal withholding tax unless exempted by tax treaty. The withholding tax rate may also be reduced by tax treaty.

If you have any questions, please contact the Investor Relations Department.

FCX Beneficial Owner
The beneficial owner of more than five percent of our outstanding common stock as of December 31, 2009, is BlackRock, Inc. (7.6 percent).


FREEPORT-MCMORAN
COPPER & GOLD

One North Central Ave.
Phoenix, AZ 85004
602.366.8100
www.fcx.com